Form 10-K, Exhibit 13
INGERSOLL RAND CO LTD
filed 2002-03-13
CIK 1160497

EXHIBIT 13
















                    INGERSOLL-RAND COMPANY LIMITED
                    2001 FINANCIAL REPORT
































Consolidated Statement of Income
In millions except per share amounts

For the years ended December 31     2001         2000        1999
Net sales                       $9,682.0     $9,597.6    $7,819.0
Cost of goods sold               7,611.5      7,141.4     5,673.2
Selling and administrative
  expenses                       1,454.2      1,279.6     1,066.1
Restructuring charges               93.1         87.2          -
Operating income                   523.2      1,089.4     1,079.7
Interest expense                  (253.0)      (255.3)     (183.5)
Other income (expense), net         (6.8)        35.8         3.1
Minority interests                 (20.1)       (39.3)      (29.1)
Earnings before income taxes       243.3        830.6       870.2
(Benefit)/provision for income
  taxes                             (2.9)      284.4        307.1
Earnings from continuing
  operations                       246.2        546.2       563.1
Discontinued operations
  (net of tax)                       -          123.2        28.0
Net earnings                    $  246.2     $  669.4    $  591.1
Basic earnings per share:
    Continuing operations          $1.49        $3.39       $3.44
    Discontinued operations          -           0.76        0.17
                                   $1.49        $4.15       $3.61
Diluted earnings per share:
    Continuing operations          $1.48        $3.36       $3.40
    Discontinued operations          -           0.76        0.17
                                   $1.48        $4.12       $3.57

See accompanying Notes to Consolidated Financial Statements.

Consolidated Balance Sheet

In millions except share amounts

December 31
                                                2001       2000
Assets
Current assets:
Cash and cash equivalents                  $   114.0  $    97.0
Marketable securities                            7.4      130.4
Accounts and notes receivable, less
  allowances of $54.3 in 2001 and
  $48.5 in 2000                              1,482.9    1,671.0
Inventories                                  1,295.3    1,242.3
Prepaid expenses and deferred income taxes     288.2      235.5
                                             3,187.8    3,376.2
Property, plant and equipment, net           1,633.0    1,653.4
Intangible assets, net                       5,689.3    5,372.2
Deferred income taxes                            -        152.9
Other assets                                   553.6      497.9
                                           $11,063.7  $11,052.6
Liabilities and Equity
Current liabilities:
Accounts payable                           $   761.0  $   681.4
Accrued expenses and other current
  liabilities                                1,526.3    1,561.0
Loans payable                                  563.7    2,126.1
                                             2,851.0    4,368.5
Long-term debt                               2,900.7    1,540.4
Deferred income taxes                          170.1        -
Postemployment and other benefit liabilities   920.4      957.8
Minority interests                             110.5      113.4
Other liabilities                              194.4      188.8
                                             7,147.1    7,168.9
Company obligated mandatorily redeemable
  preferred securities of subsidiary trust
  holding solely debentures of the company       -        402.5
Shareholders' equity:
Common shares (168,003,884 and 171,466,627
  shares issued in 2001 and 2000,
  respectively)                                168.0      343.1
Capital in excess of par value                 324.2      258.8
Retained earnings                            3,745.8    3,612.7
                                             4,238.0    4,214.6
Unallocated LESOP shares, at cost                -         (1.8)
Treasury stock, at cost                          -       (471.0)
Accumulated other comprehensive income        (321.4)    (260.6)
Shareholders' equity                         3,916.6     3,481.2
                                           $11,063.7   $11,052.6

See accompanying Notes to Consolidated Financial Statements.


Consolidated Statement of Shareholders' Equity

In millions

                                                    Capital in                                    Accumulated
                                 Total                  excess                                          other
                         shareholders'   Common stock   of par  Retained Unallocated  Treasury  comprehensive  Comprehensive
                                equity  Amount  Shares   value  earnings       LESOP     stock         income         income

Balance at December 31, 1998  $2,721.8  $337.8   168.9  $133.4  $2,567.3      $(27.0)  $(150.9)       $(138.8)
Net earnings                     591.1                             591.1                                              $591.1
Foreign currency translation     (48.0)                                                                 (48.0)         (48.0)
 Total comprehensive income                                                                                           $543.1
Shares issued under stock and
  incentive plans                 94.8     4.5     2.3    90.3
Allocation of LESOP shares        24.6                    14.1                  10.5
Purchase of treasury shares     (205.8)                                                 (205.8)
Cash dividends                  (105.3)                           (105.3)
Balance at December 31, 1999   3,073.2   342.3   171.2   237.8   3,053.1       (16.5)   (356.7)        (186.8)
Net earnings                     669.4                             669.4                                              $669.4
Foreign currency translation     (90.2)                                                                 (90.2)         (90.2)
Unrealized gain on marketable
  securities                      16.4                                                                   16.4           16.4
  Total comprehensive income                                                                                          $595.6
Acquisition of business            6.4                                                     6.4
Shares issued under stock and
  incentive plans                 11.7     0.8     0.3    10.3                             0.6
Allocation of LESOP shares        25.4                    10.7                  14.7
Purchase of treasury shares     (121.3)                                                 (121.3)
Cash dividends                  (109.8)                          (109.8)
Balance at December 31, 2000   3,481.2   343.1   171.5   258.8  3,612.7         (1.8)   (471.0)       (260.6)
Net earnings                     246.2                            246.2                                               $246.2
Foreign currency translation     (45.9)                                                                (45.9)          (45.9)
Cumulative effect of change
  in accounting principal
  (SFAS 133), net of tax          (1.2)                                                                 (1.2)           (1.2)
Cash flow hedges, net of tax:
  Unrealized (loss) gain           1.5                                                                    1.5            1.5
  Reclassification adjustments     1.2                                                                    1.2            1.2
Reclassification to realized on
  marketable securities,
  net of tax                     (16.4)                                                                 (16.4)         (16.4)
  Total comprehensive income                                                                                          $185.4
Acquisition of business           15.3                                                    15.3
Shares issued under stock and
  incentive plans                 15.3     0.6     0.4    14.7
Allocation of LESOP shares         2.5                     0.7                   1.8
Purchase of treasury shares      (72.5)                                                  (72.5)
Stock issued related to equity-
  linked securities              402.5    16.7     8.3   385.8
Treasury stock cancellation        -     (24.4)  (12.2) (503.8)                          528.2
Common stock conversion            -    (168.0)          168.0
Cash dividends                  (113.1)                          (113.1)
Balance at December 31, 2001  $3,916.6  $168.0   168.0  $324.2 $3,745.8       $  -      $  -           (321.4)


See accompanying Notes to Consolidated Financial Statements.



Consolidated Statement of Cash Flows


In millions

For the years ended December 31                      2001      2000       1999
Cash flows from operating activities:
 Income from continuing operations                $ 246.2   $ 546.2     $563.1
 Adjustments to arrive at net cash provided by
   operating activities:
   Restructure charges                               93.1      87.2        -
   Depreciation and amortization                    362.5     327.1      272.4
   Gain on sale of businesses                         -       (42.9)     (14.6)
   Loss/(gain) on sale of property, plant and
    equipment                                         1.6      (5.1)      (3.4)
   Minority interests, net of dividends              (3.4)      4.9       (0.2)
   Equity earnings/losses, net of dividends          (1.5)      0.8      (28.5)
   Deferred income taxes                             23.4       13.6      62.2
   Other items                                       10.6       35.7      40.9
 Changes in assets and liabilities
  (Increase)/decrease in:
    Accounts and notes receivable                   229.4      (31.6)    (57.7)
    Inventories                                     (24.1)    (160.2)     56.7
    Other current and noncurrent assets            (172.9)       3.1      12.8
  Increase/(decrease) in:
   Accounts payable and accruals                     40.0       50.3     (55.6)
   Other current and noncurrent liabilities        (203.3)     (92.1)      6.6
      Net cash provided by operating activities     601.6      737.0     854.7

Cash flows from investing activities:
  Capital expenditures                             (200.6)    (201.3)   (190.5)
  Proceeds from sales of property, plant and
   equipment                                         41.7       28.5      30.4
  Acquisitions, net of cash *                      (158.3)  (2,288.0)   (161.2)
  Proceeds from business dispositions                17.5      977.3      84.8
  Decrease/(increase) in marketable securities       97.2       (6.3)      1.5
  Cash provided by/(invested in) or advances
   from/(to) equity companies                        15.7       12.2      (2.0)
      Net cash used in investing activities        (186.8)  (1,477.6)   (237.0)

Cash flows from financing activities:
  (Decrease)/increase in short-term borrowings   (1,026.1)     950.2     (36.8)
  Proceeds from long-term debt                    1,493.8        3.1      21.5
  Payments of long-term debt                       (681.8)     (80.9)   (252.2)
  Net change in debt                               (214.1)     872.4    (267.5)
  Proceeds from exercise of stock options             9.7        8.3      70.2
  Dividends paid                                   (113.1)    (109.8)   (105.3)
  Purchase of treasury stock                        (72.5)    (121.3)   (205.8)
  Other                                               -          -        63.3
      Net cash (used in)/provided by financing
        activities                                 (390.0)     649.6    (445.1)
      Net cash (used in)/provided by discontinued
        operations                                    -        (22.1)     14.6
Effect of exchange rate changes on cash and cash
  equivalents                                        (7.8)     (12.8)     (7.8)
   Net increase/(decrease) in cash and cash
     equivalents                                     17.0     (125.9)    179.4
   Cash and cash equivalents-beginning of year       97.0      222.9      43.5
Cash and cash equivalents-end of year            $  114.0  $    97.0   $ 222.9

*Acquisitions:
 Working capital, other than cash                $   (5.9) $  (376.8)  $ (61.0)
 Property, plant and equipment                      (41.6)    (487.2)    (13.0)
 Intangibles and other assets                      (126.6)  (1,806.2)   (101.4)
 Long-term debt and other liabilities                 0.5      375.7      14.2
 Treasury stock issued                               15.3        6.5       -
     Net cash used to acquire businesses         $ (158.3) $(2,288.0)  $(161.2)

Cash paid during the year for:
   Interest, net of amounts capitalized          $  293.4   $  346.8   $ 230.4
   Income taxes                                     154.6      175.7     217.7

In 1999, the company acquired the remaining 49% interest in Ingersoll-Dresser Pump Company in a noncash transaction by issuing a note for $377.0 million.

See accompanying Notes to Consolidated Financial Statements.


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE  1  -  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:  A  summary  of
significant  accounting  policies  used  in  the  preparation  of   the
accompanying financial statements follows:

Basis of Presentation: The consolidated financial statements of Ingersoll-Rand Company Limited, a Bermuda company (IR-Limited or the company), have been prepared in accordance with generally accepted accounting principles in the United States. IR-Limited is the successor to Ingersoll-Rand Company, a New Jersey corporation (IR-New Jersey), following a corporate reorganization (the reorganization) that became effective on December 31, 2001. The reorganization was accomplished through a merger of a newly-formed merger subsidiary into IR-New Jersey. IR-New Jersey, the surviving company, continues to exist as an indirect, wholly-owned subsidiary of IR-Limited. IR-Limited and its subsidiaries continue to conduct the businesses previously conducted by IR-New Jersey and its subsidiaries. The reorganization has been accounted for as a reorganization of entities under common control and accordingly it did not result in any changes to the consolidated amounts of assets, liabilities and shareholders' equity.

Principles of Consolidation: The consolidated financial statements include all wholly owned and majority-owned subsidiaries. Intercompany transactions and balances have been eliminated. Partially owned equity affiliates are accounted for under the equity method. In conformity with generally accepted accounting principles, management has used estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and the disclosure of contingent assets and liabilities. Significant estimates include accounting for doubtful accounts, amortization and depreciation, warranty, sales allowances, taxes, environmental, product liability and other contingencies. Actual results could differ from those estimates.

Reclassifications: Reclassifications were made to prior year amounts to conform with the 2001 presentation. The accompanying consolidated financial statements restate the previously presented amounts to report Dresser-Rand Company (Dresser-Rand) on a fully consolidated basis since acquisition. Previously, the company reported the results and net assets of Dresser-Rand as assets held for sale.

The company adopted Emerging Issues Task Force Issue No. 00-25 "Vendor Income Statement Characterization of Consideration Paid to a Reseller of the Vendor's Products" in the fourth quarter of 2001. Upon adoption, financial statements for all periods presented were restated to comply with the income statement classification of reseller finance costs and cooperative advertising programs, which resulted in decreases to net sales of $28.6 million, $24.0 million and $23.6 million, decreases in cost of goods sold of $13.1 million, $15.8 million and $17.7 million, increases in selling and administrative expenses of $18.5 million, $21.3 million and $13.7 million, and decreases in interest expense of $34.0 million, $29.5 million and $19.6 million in 2001, 2000 and 1999, respectively.

Cash Equivalents: The company considers all highly liquid investments, consisting primarily of time deposits and commercial paper with maturities of three months or less when purchased, to be cash equivalents. Cash equivalents were $0.5 million and $1.0 million at December 31, 2001 and 2000, respectively.

Inventories: Inventories are stated at cost, which is not in excess of market. Most U.S. manufactured inventories, excluding the Climate Control and Dresser-Rand Segments, are valued on the last-in, first-out
(LIFO) method. All other inventories are valued using the first-in, first-out (FIFO) method.

Property, Plant and Equipment: Property, plant and equipment are stated at cost, less accumulated depreciation. The company principally uses accelerated depreciation methods for assets placed in service prior to December 31, 1994. Assets acquired subsequent to that date are depreciated using the straight-line method over their estimated useful lives. At December 31, 2001 and 2000, gross land and buildings totaled $761.7 million and $738.9 million, respectively, while gross machinery and equipment totaled $1,887.2 million and $1,827.7 million, respectively. Accumulated depreciation at December 31, 2001 and 2000 was $1,015.9 million and $913.2 million, respectively.

Intangible Assets: Goodwill, net, was $4.8 billion and $5.3 billion at December 31, 2001 and 2000, respectively. Accumulated amortization amounted to $554.4 million and $448.4 million at December 31, 2001 and 2000, respectively. In accordance with Statement of Financial Accounting Standards (SFAS) No. 142, "Goodwill and Other Intangible Assets," goodwill associated with acquisitions consummated after June 30, 2001 is not being amortized. All other goodwill has been amortized on a straight-line basis over periods not to exceed 40 years through December 31, 2001. Amortization expense for goodwill for 2001, 2000 and 1999 was $135.1 million, $135.3 million and $102.3 million, respectively.

Other intangible assets, net, were $877.7 million and $104.2 million at December 31, 2001 and 2000, respectively. These amounts include capitalized software, debt issuance costs, and costs allocated to patents, trademarks and other specifically identifiable assets arising from acquisitions, which are being amortized on a straight-line basis over their estimated useful lives. At December 31, 2001 and 2000, accumulated amortization of other intangibles amounted to $86.0 million and $43.0 million, respectively.

During 2001, the company reclassified certain amounts from goodwill to other intangible assets as a result of final valuations on the 2000 acquisitions and increased goodwill associated with deferred tax liabilities.

The carrying value of goodwill and other intangibles is reviewed if the facts and circumstances, such as significant decline in sales, earnings or cash flows or material adverse changes in the business climate, suggest that it may be impaired. If this review indicates that goodwill will not be recoverable as determined based on the estimated undiscounted cash flows of the entity acquired, impairment is measured by comparing the carrying value of goodwill to fair value. Fair value is determined based on quoted market values, discounted cash flows or appraisals.

Income Taxes: Deferred taxes are provided on temporary differences between assets and liabilities for financial reporting and tax purposes as measured by enacted tax rates expected to apply when temporary differences are settled or realized. A valuation allowance is established for deferred tax assets for which realization is not likely.

Environmental Costs: Environmental expenditures relating to current operations are expensed or capitalized as appropriate. Expenditures relating to existing conditions caused by past operations, which do not contribute to current or future revenues, are expensed. Costs to prepare environmental site evaluations and feasibility studies are accrued when the company commits to perform them. Liabilities for remediation costs are recorded when they are probable and reasonably estimable, generally no later than the completion of feasibility studies or the company's commitment to a plan of action. The assessment of this liability, which is calculated based on existing technology, does not reflect any offset for possible recoveries from insurance companies and is not discounted.

Revenue Recognition: Revenues are recognized on sales of product at the time the goods are shipped and title has passed to the customer or when services are performed. Provisions for discounts and rebates to customers and other adjustments are provided for at the time of sale as a reduction of revenue.

Research and Development Costs: Research and development expenditures, including qualifying engineering costs, are expensed when incurred and amounted to $215.4 million in 2001, $198.2 million in 2000 and $186.2 million in 1999.

Comprehensive Income: Comprehensive income includes net income, foreign currency translation adjustments, amounts relating to cash flow hedges, and unrealized holding gains and losses on marketable securities.

Foreign Currency: Assets and liabilities of non-U.S. entities, where the local currency is the functional currency, have been translated at year-end exchange rates, and income and expenses have been translated using weighted average-for-the-year exchange rates. Adjustments resulting from translation have been recorded in accumulated other comprehensive income and are included in net earnings only upon sale or liquidation of the underlying foreign investment.

For non-U.S. entities where the U.S. dollar is the functional currency, inventory and property balances and related income statement accounts have been translated using historical exchange rates, and resulting gains and losses have been credited or charged to net earnings.

Foreign currency transactions and translations recorded in the income statement decreased net earnings by $2.3 million and $7.6 million in 2001 and 2000 respectively, and increased net earnings by $2.5 million in 1999. Accumulated other comprehensive income decreased in 2001 and 2000 by $60.8 million and $73.8 million, respectively, primarily due to foreign currency equity adjustments related to translation.

Earnings Per Share: Basic earnings per share is based on the weighted average number of common shares outstanding. Diluted earnings per share is based on the weighted average number of common shares outstanding as well as potentially dilutive common shares, which in the company's case comprise shares issuable under stock benefit plans. The weighted average number of common shares outstanding for basic earnings per share calculations were 165.1 million, 161.2 million and 163.6 million for 2001, 2000 and 1999, respectively. For diluted earnings per share purposes, these balances increased by 1.2 million, 1.2 million and 2.1 million shares for 2001, 2000 and 1999, respectively. At December 31, 2001, 2000 and 1999, 5.6 million, 6.5 million and 0.2 million shares, respectively, were excluded because the effect would be anti-dilutive.

Stock-based Compensation: The company continues to apply the principles of APB No. 25 "Accounting for Stock Issued to Employees," and has provided pro forma fair value disclosures in Note 14.

New Accounting Standards: In August 2001, SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" was issued, which provides guidance on the accounting for the impairment or disposal of long-lived assets and was adopted January 1, 2002, by the company. Adoption of SFAS No. 144 did not have a material effect on the company's consolidated financial position or results of operations.

In June 2001, SFAS No. 143, "Accounting for Asset Retirement Obligations" was issued. The standard requires that legal obligations associated with the retirement of tangible long-lived assets be recorded at fair value when incurred and is effective January 1, 2003 for the company. The company is currently reviewing the provisions of SFAS No. 143 to determine the standard's impact upon adoption.

Also in June 2001, the Financial Accounting Standards Board (FASB) issued SFAS No. 141, "Business Combinations," and SFAS No. 142, "Goodwill and Other Intangible Assets." The requirements and effects of these pronouncements are discussed in Note 4.

In September 2000, the FASB issued SFAS 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities." This statement is effective for transfers and services of financial assets occurring after March 31, 2001, and is discussed in Note 10.

The company adopted SFAS No. 133 "Accounting for Derivative Instruments and Hedging Activities" and its amendments as of January 1, 2001. The requirements and effects of such adoption are discussed in Note 7.

NOTE 2 - RESTRUCTURING: During 2001, the company continued a restructuring program that was initiated in 2000, which includes such actions as employee severance, plant rationalizations, organizational realignments consistent with the company's market-based structure and the consolidation of back-office processes. In response to continued weakness in its major end markets, the company initiated a second phase of restructuring in the fourth quarter of 2001, which is focussed on reducing general and administrative expense and is expected to be completed by the end of 2002. The programs have resulted in the closure of 20 plants and a workforce reduction of more than 3,900 employees. Charges for restructuring for full-year 2001 totaled $93.1 million.

The company recorded pretax restructuring charges by business segment for the year ended December 31, as follows:

In millions                                           2001        2000
Climate Control                                      $31.7      $ 36.6
Industrial Solutions
  Air and Productivity Solutions                      16.2        16.5
  Dresser-Rand                                         2.1        11.0
  Engineered Solutions                                19.6        11.5
Infrastructure                                         5.7        11.4
Security and Safety                                    3.0        15.1
Corporate                                             14.8        18.1
Total                                                $93.1       $87.2

A reconciliation of the restructuring provision is as follows:

                                  Employee
                               termination        Facility
In millions                          costs      exit costs       Total
Provision                            $74.2           $13.0       $87.2
Cash payments                        (33.7)           (1.7)      (35.4)
Non-cash write-offs                   (5.2)           (8.6)      (13.8)
Balance at December 31, 2000          35.3             2.7        38.0
Provision                             80.0            13.1        93.1
Cash payments                        (74.7)           (6.7)      (81.4)
Non-cash write-offs                   (6.1)           (2.0)       (8.1)
Balance at December 31, 2001         $34.5           $ 7.1       $41.6

NOTE 3 - DISCONTINUED OPERATIONS: In August 1999, the company announced its plan to divest Ingersoll-Dresser Pump Company (IDP). On August 8, 2000, the company sold IDP for $775.0 million. The company realized an after-tax gain of $124.8 million. The net assets of IDP had been classified as assets held for sale. IDP's results have been reported as discontinued operations (net of tax) in the accompanying financial statements.

Earnings from discontinued operations included the following results for the years ended December 31:

In millions                                           2000        1999
Net sales                                           $421.8      $837.9
Operating income                                       5.3        63.9
Other income (expense), net                           (1.2)        7.4
Interest expense                                     (10.1)       (1.4)
Minority interest                                      -         (23.7)
Earnings (loss) before income taxes                   (6.0)       46.2
Income taxes                                          (4.4)       18.2
Earnings (loss) from operations                       (1.6)       28.0
Gain on disposal of discontinued
  operations (net of tax)                            124.8         -
Net earnings from discontinued
  operations                                        $123.2      $ 28.0

NOTE 4 - ACQUISITIONS OF BUSINESSES: In 2001, the company acquired 12 entities for cash of $158.3 million and treasury stock of $15.3 million. The following acquisitions account for the majority of all acquisitions during the year.

  Climate Control
  O Grenco Transportkoeling B.V., based in the Netherlands, a transport refrigeration sales and service business.
  O National Refrigeration Services, Inc. (NRS), based in Atlanta, Georgia, a leading provider of commercial refrigeration products and services for food storage, distribution and display throughout the United States.
  O Taylor Industries Inc., based in Des Moines, Iowa and an affiliated business, Taylor Refrigeration (Taylor), distributes, installs and services refrigeration equipment, food service equipment and electric doors.

 Engineered Solutions
  O Nadella S.A., based in France, supplies precision needle bearings for automotive and industrial applications. Nadella was previously 50% owned by the company.

 Infrastructure
  O Superstav spol. s.r.o., based in the Czech Republic, and Earth Force American, Inc., based in South Carolina, both of which are manufacturers of compact tractor loader backhoes.

 Security and Safety
  O Kryptonite Corporation, based in Massachusetts, a leading manufacturer of locks for recreational and portable security applications.
  O ITO Emniyet Kilit Sistemleri A., based in Turkey, a leading manufacturer and distributor of locks, cylinders and keys.

In June 2000, the company acquired Hussmann International, Inc. (Hussmann), for approximately $1.7 billion in cash after consideration of amounts paid for outstanding stock options, debt retirement, employee contracts and transaction costs. Hussmann's business is the design, production, installation and service of merchandising and refrigeration systems for the global food industry. Hussmann is included in Climate Control.

The results of Hussmann's operations have been included in the consolidated financial statements from acquisition date. The following unaudited pro forma consolidated results for the years ended December 31, 2000 and 1999 reflect the acquisition as though it occurred at the beginning of the respective periods after adjustments for interest on acquisition debt, and depreciation and amortization of assets, including goodwill:

In millions except per share amounts                2000         1999
Sales                                          $10,231.4      $9,134.0
Net earnings                                       614.1         534.5
Continuing operations
  Basic earnings per common share                  $3.04         $3.10
  Diluted earnings per common share                 3.02          3.05

The above pro forma results are not necessarily indicative of what the actual results would have been had the acquisition occurred at the beginning of the respective periods. Further, the pro forma results are not intended to be a projection of future results of the combined companies.

In connection with the Hussmann acquisition, purchase accounting reserves were created for the closure and restructure of a number of Hussmann facilities. The amounts are as follows:

                                 Employee
                              termination        Facility
In millions                         costs      exit costs        Total
Original reserves recorded         $ 6.6            $17.3        $23.9
Cash payments                       (1.1)            (0.6)        (1.7)
Balance at December 31, 2000         5.5             16.7         22.2
Reserves                            14.2             28.5         42.7
Cash payments                       (7.6)           (22.1)       (29.7)
Balance at December 31, 2001       $12.1            $23.1        $35.2

In February 2000, the company completed the purchase of the 51% of Dresser-Rand not previously owned by acquiring the joint venture partner's share for a net purchase price of approximately $543.0 million in cash.

For all business combinations subsequent to June 30, 2001, the company applied the provisions of SFAS No. 141 "Business Combinations" and SFAS No. 142 "Goodwill and Other Intangible Assets." Under the provisions of these standards, goodwill and intangible assets deemed to have indefinite lives are no longer subject to amortization, while all other intangible assets are to be amortized over their estimated useful lives. Amortization related to goodwill was $135.1 million in 2001, $135.3 million in 2000 and $102.3 million in 1999.

Additional provisions of SFAS No. 141 and No. 142, including annual impairment testing for goodwill and intangible assets, became effective for the company on January 1, 2002. The company is currently determining the impact of adopting these provisions under the transition provisions of the statements, and anticipates that it may record an impairment charge.

NOTE 5 - DISPOSITIONS: During 2000, the company sold the Compression Services business of Dresser-Rand for a gain of $50.4 million, as well as the Corona Clipper business for approximately $43.0 million, which approximated book value. The company also sold its interests in three joint ventures relating to the manufacture of full steering-column assemblies for approximately $37.0 million in cash. In August 2000, the company sold IDP for $775.0 million (Note 3).

During 1999, the company received proceeds of $47.0 million, which approximated book value, on the sale of a portion of the Harrow assets. In December 1999, the company also sold certain net assets of the Automation Division of the Air and Productivity Solutions Segment. The transaction resulted in a net gain of approximately $4.4 million. The company also made several minor dispositions during 1999.

NOTE 6 - INVENTORIES:  At December 31, inventories were as follows:

In millions                                        2001           2000
Raw materials and supplies                     $  307.9       $  358.4
Work-in-process                                   395.5          372.9
Finished goods                                    733.1          654.4
                                                1,436.5        1,385.7
Less-LIFO reserve                                 141.2          143.4
Total                                          $1,295.3       $1,242.3

Work-in-process inventories are stated after deducting customer progress payments of $139.5 million in 2001 and $127.3 million in 2000. At December 31, 2001 and 2000, LIFO inventories comprised approximately 33% and 36%, respectively, of consolidated inventories. There were no material liquidations of LIFO layers for all periods presented.

NOTE 7 - FINANCIAL INSTRUMENTS: The company, as a large multinational company, maintains significant operations in countries other than the United States. As a result of these global activities, the company is exposed to changes in foreign currency exchange rates, which affect the results of operations and financial condition. The company manages exposure to changes in foreign currency exchange rates through its normal operating and financing activities, as well as through the use of financial instruments. Generally, the only financial instruments the company utilizes are forward exchange contracts and options.

The purpose of the company's currency hedging activities is to mitigate the impact of changes in foreign currency exchange rates. The company attempts to hedge transaction exposures through natural offsets. To the extent that this is not practicable, major exposure areas considered for hedging include foreign currency denominated receivables and payables, intercompany loans, firm committed transactions, and forecasted sales and purchases. The following table summarizes by major currency the contractual amounts of the company's forward contracts in U.S. dollars. Foreign currency amounts are translated at year-end rates at the respective reporting date. The "buy" amounts represent the U.S. equivalent of commitments to purchase foreign currencies, and the "sell" amounts represent the U.S. equivalent of commitments to sell foreign currencies. Some of the forward contracts involve the exchange of two foreign currencies according to local needs in foreign subsidiaries.

At December 31, the contractual amounts were:

In millions                              2001                  2000
                                    Buy       Sell        Buy       Sell
British pounds                     14.0     $  8.8     $ 59.5     $  4.6
Canadian dollars                  137.6        9.6      106.8       33.1
Euro and euro-linked
  currencies                       23.0      185.6       75.8      157.7
Japanese yen                       21.6       27.3       27.6        0.3
Other                              12.2       18.7        7.4       27.3
Total                            $208.4     $250.0     $277.1     $223.0

Starting in late 1999, the company began purchasing on a limited basis, commodity contracts to hedge the costs of metals used in its products. Gains and losses on the derivatives are included in cost of sales in the same period as the hedged transaction.

The following table summarized commodity contracts by maturity:

Commodity Contracts                    2002         2003         Total

Aluminum
  Contract amount in millions         $17.7           -          $17.7
  Contract quantity (in 000 lbs.)      28.9           -           28.9
Copper
  Contract amount in millions         $ 8.3           -          $ 8.3
  Contract quantity (in 000 lbs.)      10.9           -           10.9
Zinc
  Contract amount in millions           -            $2.1        $ 2.1
  Contract quantity (in 000 lbs.)       -             5.5          5.5
Total
  Contract amount in millions         $26.0          $2.1        $28.1
  Contract quantity (in 000 lbs.)      39.8           5.5         45.3

SFAS 133, "Accounting for Derivative Instruments and Hedging Activities," and its amendments, became effective for the company on January 1, 2001. The statement requires all derivatives to be recognized as assets or liabilities on the balance sheet and measured at fair value. Changes in the fair value of derivatives will be recognized in earnings or other comprehensive income, depending on the designated purpose of the derivative. If a derivative qualifies for cash flow hedge accounting the effective portion of changes in fair value is recorded temporarily in other comprehensive income, then recognized in earnings along with the related effects of the hedged items. If a derivative qualifies for fair value hedge accounting, the changes in fair value of the derivative and the hedged item are recognized currently in earnings. There was no ineffective portion of hedges reported in earnings in 2001.

The $1.2 million, after tax, recorded in equity at January 1, 2001, upon the adoption of these new standards, was reclassified to earnings during the year. Of the $1.5 million recorded in equity at December 31, 2001, $0.3 million is expected to be reclassified to earnings over the twelve month period ending December 31, 2002, while $1.2 million, related to an interest rate swap used as a cash flow hedge of the forecasted issuance of debt that occurred in the second quarter, will be reclassified to earnings over the next four years. The actual amounts that will be reclassified to earnings over the next twelve months will vary from this amount as a result of changes in market conditions. No amounts were reclassified to earnings during the year in connection with forecasted transactions that were no longer considered probable of occurring.

At December 31, 2001, the maximum term of derivative instruments that hedge forecasted transactions, for foreign currency hedges, was 12 months. At December 31, 2001, the maximum term of derivative instruments that hedge forecasted transactions, for commodity hedges, was 24 months.

Derivatives not designated as hedges primarily consist of options and forward contracts. Although these instruments are effective as hedges from an economic perspective, they do not qualify for hedge accounting under SFAS No. 133, as amended.

The counterparties to the company's forward contracts consist of a number of major international financial institutions. The company could be exposed to loss in the event of nonperformance by the counterparties. However, credit ratings and concentration of risk of these financial institutions are monitored on a continuing basis and present no significant credit risk to the company.

The   carrying   value  of  cash  and  cash  equivalents,   marketable
securities, accounts receivable, short-term borrowings and accounts payable are a reasonable estimate of their fair value due to the short-term nature of these instruments. The following table summarizes the estimated fair value of the company's remaining financial instruments at December 31:

In millions                                        2001           2000
Long-term debt:
Carrying value                                 $2,900.7       $1,540.4
Estimated fair value                            2,996.7        1,537.4
Currency contracts:
Contract (notional) amounts:
  Buy contracts                                $  208.4       $  277.1
  Sell contracts                                  250.0          223.0
Fair (market) values:
  Buy contracts                                   206.7          289.7
  Sell contracts                                  247.5          242.3
Commodity contracts:
Contract (notional) amounts:
  Buy contracts                                $   28.1       $   34.0
Fair (market) values:
  Buy contracts                                    25.5           34.2

Fair value of long-term debt was determined by reference to the December 31, 2001 and 2000, market values of comparably rated debt instruments. Fair values of forward contracts are based on dealer quotes at the respective reporting dates.

NOTE 8 - LONG-TERM DEBT AND CREDIT FACILITIES:
At December 31, long-term debt consisted of:

In millions                                        2001           2000
5.75% Notes Due 2003                           $  600.0       $    -
6 7/8% Notes Due 2003                             100.0          100.0
5.80% Notes Due 2004                              249.8            -
6.25% Notes Due 2006                              574.4            -
9% Debentures Due 2021                            125.0          125.0
7.20% Debentures Due 2025                         150.0          150.0
6.48% Debentures Due 2025                         150.0          150.0
6.391% Debentures Due 2027                        200.0          200.0
6.443% Debentures Due 2027                        200.0          200.0
Medium-term Notes Due 2003-2028,
  at an average rate of 6.56%                     296.7          377.0
6.75% Senior Notes Due 2008                       124.4          124.0
6.29% Securities Due 2003                          32.5            -
Medium-term Notes Due 2023,
  at an average rate of 8.22%                      50.2           50.2
Other loans and notes, at end-
  of-year average interest
  rates of 3.997% in 2001
  and 6.248% in 2000, maturing
  in various amounts to 2015                       47.7           64.2
                                               $2,900.7       $1,540.4

Debt retirements for the next five years are as follows: $192.3 million in 2002, $838.3 million in 2003, $573.2 million in 2004, $207.2 million in 2005 and $588.2 million in 2006.

In February 2001, the company issued $600 million of 5.75% notes due February 2003. In May 2001, the company issued notes with a par value of $575 million at 6.25% per annum due May 2006, and $250 million at 5.80% per annum due June 2004. The proceeds from these financings were used to refinance short-term borrowings related to the acquisition of Hussmann.

At December 31, 2001, the company's committed revolving credit lines consisted of a 364-day line totaling $1.25 billion and a five-year line totaling $1.25 billion. These lines were unused and provide support for commercial paper and indirectly provide support for other financing instruments, such as letters of credit and comfort letters, as required in the normal course of business. The company compensates banks for these lines with fees equal to a weighted average of 0.08% per annum. Available foreign lines of credit were $1.0 billion, of which $786.5 million were unused at December 31, 2001. No major cash balances were subject to withdrawal restrictions. At December 31, 2001 and 2000, the average rate of interest for loans payable, excluding the current portion of long-term debt, was 4.704% and 6.914%, respectively.

Capitalized interest on construction and other capital projects amounted to $4.0 million, $4.4 million and $4.0 million in 2001, 2000 and 1999, respectively. Interest income, included in other income (expense), net, was $9.8 million, $8.7 million and $5.4 million in 2001, 2000 and 1999, respectively.

NOTE 9 - COMMITMENTS AND CONTINGENCIES: The company is involved in various litigations, claims and administrative proceedings, including environmental matters, arising in the normal course of business. In assessing its potential environmental liability, the company bases its estimates on current technologies and does not discount its liability or assume any insurance recoveries. Amounts recorded for identified contingent liabilities are estimates, which are reviewed periodically and adjusted to reflect additional information when it becomes available. Subject to the uncertainties inherent in estimating future costs for contingent liabilities, management believes that recovery or liability with respect to these matters would not have a material effect on the financial condition, results of operations, liquidity or cash flows of the company for any year.

As of December 31, 2001, the company had no significant concentrations of credit risk in trade receivables due to the large number of customers which comprised its receivables base and their dispersion across different industries and countries. In the normal course of business, the company has issued several direct and indirect guarantees, including performance letters of credit, totaling approximately $239.0 million at December 31, 2001. The company sells product under various arrangements through institutions that provide leasing and product financing alternatives to retail and wholesale customers. Under these arrangements, the company is contingently liable for loan guarantees and residual values of equipment of approximately $29.3 million after consideration of ultimate net loss provisions. The risk of loss to the company is minimal, and historically, only immaterial losses have been incurred relating to these arrangements. Management believes these guarantees will not adversely affect the consolidated financial statements.

Certain office and warehouse facilities, transportation vehicles and data processing equipment are leased. Total rental expense was $108.8 million in 2001, $84.6 million in 2000 and $71.6 million in 1999. Minimum lease payments required under noncancellable operating leases with terms in excess of one year for the next five years and thereafter, are as follows: $77.9 million in 2002, $58.6 million in 2003, $39.7 million in 2004, $24.7 million in 2005, $19.4 million in
2006 and $36.3 million thereafter.

NOTE 10 - SALES OF RECEIVABLES: The FASB issued Statement of Financial Accounting Standards ("SFAS") No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities", which became effective for the company on March 31, 2001. The statement revises the accounting standards for securitizations and other transfers of financial assets and collateral and requires certain disclosures. This statement is effective for transfers and servicing of financial assets and extinguishments of liabilities occurring after March 31, 2001. Adoption of SFAS No. 140 had no effect on the company's consolidated financial position, consolidated results of operations, or liquidity.

The company has agreements under which several of its operating subsidiaries sell a defined pool of trade accounts receivable to two wholly owned special purpose subsidiaries of the company. The subsidiaries, are separate legal entities, that hold these receivables and sell undivided interests in such accounts receivable to financiers who, in turn, purchase and receive ownership and security interests in those receivables. As collections reduce accounts receivable included in the pool, the operating subsidiaries sell new receivables to the special purpose subsidiaries. The special purpose subsidiaries have the risk of credit loss on the receivables and, accordingly, the full amount of the allowance for doubtful accounts has been retained in the Consolidated Balance Sheets. The operating subsidiaries retain collection and administrative responsibilities for the participating interests in the defined pool. The availability under the programs in 2001 is $300 million. At December 31, 2001, 2000 and 1999, $275 million, $210 million and $170 million, respectively, were utilized under the program. Increases under the program are reflected as operating activities in the Consolidated Statement of Cash Flows. The proceeds of sale are less than the face amount of accounts receivable sold by an amount to issue commercial paper backed by these accounts receivable. The discount from the face amount is accounted for as a loss on the sale of receivables and has been included in other income (expense), net, in the Consolidated Statements of Income, and amounted to $10.6 million, $11.4 million and $10.2 million in 2001, 2000 and 1999, respectively. The weighted average discount rate was 4.68%, 6.21% and 5.99% during the years 2001, 2000 and 1999, respectively.

The agreements between the special purpose corporations and the financial institutions do not have a predefined expiration date. The company is retained as the servicer of the pooled receivables. During 2001, 2000 and 1999, such sales of receivables amounted to $1,439.0 million, $753.0 million and $781.8 million, respectively.

Receivables, excluding the designated pool of accounts and note receivable, sold during 2001 and 2000 with recourse amounted to $310.7 million and $240.3 million, respectively. At December 31, 2001 and 2000, $115.6 million and $108.2 million, respectively, of such receivables sold remained uncollected and on the Consolidated Balance Sheet.

NOTE 11 - EQUITY-LINKED SECURITIES: In March 1998, IR-New Jersey, together with Ingersoll-Rand Financing I, a Delaware statutory business trust of IR-New Jersey (Finance Trust), issued an aggregate of (a) 16,100,000 equity-linked securities, and (b) 1,610,000 Finance Trust 6.22% capital securities, each with a $25 stated liquidation amount (the capital securities). The equity-linked securities consisted of (a) 14,490,000 income equity-linked securities (income securities), and (b) 1,610,000 growth equity-linked securities (growth securities).

In May 2001, equity-linked securities in the amount of $402.5 million of Ingersoll-Rand Financing I, a Delaware statutory business trust of IR-New Jersey, were exchanged for 8.3 million shares of common stock issued by IR-New Jersey in accordance with common stock purchase contracts issued by IR-New Jersey. Following the completion of these transactions, $32.5 million of securities remain outstanding and are included in long term debt. The securities bear a distribution rate of 6.29% per annum and will mature in May 2003.

NOTE 12 - COMMON STOCK: Effective December 31, 2001, IR-Limited became the successor to IR-New Jersey, following a corporate reorganization. The reorganization was accomplished through a merger of a newly-formed merger subsidiary into IR-New Jersey. Upon consummation of the merger the shares of IR-New Jersey common stock automatically became IR-Limited Class A common shares. As part of the reorganization, IR-New Jersey and certain of its subsidiaries, immediately prior to the merger transferred shares of certain IR-New Jersey subsidiaries and issued certain debt in exchange for which IR-Limited issued 135,250,003 Class B common shares. The Class B common shares are non-voting and will pay comparable dividends to the Class A common shares.

The authorized share capital of IR-Limited is $1,175,010,000, consisting of (1) 1,175,000,000 common shares, par value $1.00 per share, which common shares consist of (a) 600,000,000 Class A common shares and (b) 575,000,000 Class B common shares, and (2) 10,000,000 preference shares, par value $0.001 per share, which preference shares consist of 600,000 Series A preference shares and such other series of preference shares as may be designated from time to time with the respective rights and restrictions determined by the board of directors. Class A common shares (and associated preference share purchase rights) were issued to holders of IR-New Jersey common stock in the merger. None of the preference shares were outstanding at December 31, 2001.

Class A common shares issued were 168,003,884 at $1.00 par value at December 31, 2001 compared to 171,466,627 common shares at $2.00 par value at December 31, 2000. The decrease in the par value of common shares from, $2.00 to $1.00 is recorded as an increase to capital in excess of par value and a decrease in common stock on the Consolidated Statement of Shareholders' Equity.

At December 31, 2001, treasury shares outstanding of 12.2 million were retired due to the reorganization by reducing capital in excess of par by $503.8 million and common stock by $24.4 million.

The company has adopted a shareholder rights plan to protect shareholders from attempts to acquire control of the company at an inadequate price. The plan will expire on December 22, 2008, unless earlier redeemed or exchanged by the company, as provided in the rights plan.

NOTE  13  -  LEVERAGED  EMPLOYEE STOCK  OWNERSHIP  PLAN:  The  company sponsors a Leveraged Employee Stock Ownership Plan (LESOP) for eligible employees. The LESOP was used to fund certain employee benefit plans. At December 31, 2001, the LESOP had allocated all shares to employee accounts.

NOTE 14 - INCENTIVE STOCK PLANS: Under the company's Incentive Stock Plans, key employees have been granted options to purchase Class A common shares at prices not less than the fair market value at the date of the grant. Options issued before December 31, 1998, became exercisable one year after the date of the grant and expire at the end of 10 years. Options issued after January 1, 1999, become exercisable ratably over a three-year period from their date of grant and expire at the end of 10 years. The plans, approved in 1990, 1995 and 1998, also authorize stock appreciation rights (SARs) and stock awards, which result in compensation expense.

Under SFAS No. 123, compensation cost for the applicable provisions of the company's incentive stock plans would be determined based upon the fair value at the grant date for awards issued since 1996. Applying this methodology would have reduced net earnings and diluted earnings per share by approximately $30.5 million and $0.18 per share for 2001; $16.7 million and $0.10 per share for 2000; and $8.5 million and $0.05 per share for 1999. The average fair values of the options granted during 2001, 2000, and 1999 were estimated at $14.60, $16.89, and
$14.15, respectively, on the date of grant, using the Black-Scholes option-pricing model, which included the following assumptions:

                                   2001            2000           1999
Dividend yield                     1.65%           1.32%          1.27%
Volatility                        37.59%          34.31%         29.59%
Risk-free interest rate            5.01%           6.45%          4.93%
Expected life                   5 years         4 years         4 years

Changes in options outstanding under the plans were as follows:

                Shares subject         Option Price    Weighted average
                     to option      range per share      exercise price
January 1, 1999      6,834,525      $14.77 - $47.03              $32.43
Granted              2,816,480       49.09 -  69.75               50.50
Exercised          (2,216,558)       14.77 -  46.00               31.74
Cancelled             (93,590)       26.21 -  26.63               48.99
December 31, 1999    7,340,857      $15.13 - $69.75              $39.35
Granted              2,626,785       37.63 -  53.03               51.41
Exercised            (243,499)       15.13 -  42.31               28.78
Cancelled            (392,630)       20.67 -  62.59               46.77
December 31, 2000    9,331,513      $15.13 - $69.75              $42.75
Granted              4,245,465       40.42 -  49.14               41.31
Exercised             (346,266)      15.13 -  42.31               27.52
Cancelled             (159,736)      33.67 -  53.03               49.40
December 31, 2001   13,070,976      $20.67 - $69.75              $42.77

At December 31, 2001, there were 761,239 SARs outstanding with no stock options attached. The company has reserved 8,397,409 shares for future awards at December 31, 2001. In addition, 295,416 shares of Class A common shares were reserved for future issue, contingent upon attainment of certain performance goals and future service and 342,476 shares have been earned but deferred at December 31, 2001.

The   following   table  summarizes  information  concerning   currently
outstanding  and  exercisable options:


                                     Options                Options
                                   outstanding            exercisable
                               Weighted    Weighted               Weighted
                     Number     average     average    Number      average
     Range of     outstanding  remaining   exercise  exercisable  exercise
  exercise price  at 12/31/01     life      price    at 12/31/01    price
  $20.67-$26.21     1,559,150     2.99     $24.06      1,559,150   $24.06
   28.54- 40.47     1,000,900     5.85      34.68        891,198    34.13
   40.53- 40.53     3,093,053     9.01      40.53           -         -
   40.75- 42.31     1,587,170     6.56      42.00      1,332,544    42.24
   42.84- 48.13     1,091,926     8.57      45.47        712,896    45.11
   49.09- 49.09     1,857,310     6.94      49.09      1,352,993    49.09
   49.14- 51.09       443,100     7.92      50.46        266,666    51.09
   53.03- 53.03     2,199,117     8.05      53.03        785,303    53.03
   53.62- 65.41       221,250     7.54      62.21        147,493    62.21
   69.75- 69.75        18,000     7.34      69.75         18,000    69.75
  $20.67-$69.75    13,070,976     7.19     $42.77      7,066,243   $40.83

   The weighted average number of shares exercisable and the weighted average exercise prices were 5,466,455 shares at a price of $36.87 for December 31, 2000, and 4,524,667 shares at a price of $32.53 for December 31, 1999.

   The company also maintains a shareholder-approved Management Incentive Unit Award Plan. Under the plan, participating executives are awarded incentive units. When dividends are paid on Class A common shares, dividends are awarded to unit holders, one-half of which is paid in cash, the remaining half of which is credited to the participant's account in the form of so-called Class A common share equivalents. The fair value of accumulated common share equivalents is paid in cash upon the participant's retirement. The number of common share equivalents credited to participants' accounts at December 31, 2001 and 2000, are 347,177 and 399,352, respectively.

NOTE 15 - INCOME TAXES: Earnings before income taxes for the years ended December 31, were taxed within the following jurisdictions:

In millions                    2001          2000           1999
United States                $ 88.7        $674.8         $694.4
Non-U.S.                      154.6         155.8          175.8
Total                        $243.3        $830.6         $870.2

The provision for income taxes was as follows:

In millions                    2001          2000           1999
Current tax expense:
  United States              $(24.1)       $228.4         $227.7
  Non-U.S.                     46.5          43.5           37.6
  Total current                22.4         271.9          265.3
Deferred tax expense:
  United States               (15.2)         17.5           26.4
  Non-U.S.                    (10.1)         (5.0)          15.4
  Total deferred              (25.3)         12.5           41.8
Total provision for
    income taxes             $ (2.9)       $284.4         $307.1

The provision for income taxes differs from the amount of income taxes determined by applying the applicable U.S. statutory income tax rate to pretax income, as a result of the following differences:

                                       Percent of pretax income
                                     2001       2000       1999
Statutory U.S. rate                  35.0%      35.0%      35.0%
Increase (decrease) in rates
  resulting from:
  Amortization of goodwill           10.5        2.8        2.0
  Non-U.S. operations               (31.6)      (0.8)      (1.0)
 Foreign sales corporation           (9.5)      (3.1)      (1.7)
  State and local income taxes,
    net of U.S. tax                  (3.8)       2.2        2.1
  Puerto Rico - Sec 936 Credit       (6.0)      (1.7)      (1.7)
  Other                               4.2       (0.2)       0.6
Effective tax rate                   (1.2)%     34.2%      35.3%

A summary of the deferred tax accounts at December 31, follows:

In millions                                    2001     2000       1999
Current deferred assets and (liabilities):
  Differences between book and tax bases
    of inventories and receivables           $ 34.2   $ 34.4     $ 31.0
  Differences between book and tax
    expense for other employee related
    benefits and allowances                    67.3     75.8       43.6
  Other reserves and valuuation
    allowances in excess of tax deductions     71.7     26.3       42.0
  Other differences between tax and
    financial statement values                 21.7      9.2      (11.1)
    Gross current deferred net tax assets     194.9    145.7      105.5
Noncurrent deferred tax assets and
  (liabilities):
  Postretirement and postemployment
    benefits other than pensions in
    excess of tax deductions                  300.0    312.6      287.3
  Other reserves in excess of tax expense     153.3    125.9      119.2
  Tax depreciation/amortization in excess
    of book depreciation/amortization        (511.7)  (166.9)    (128.1)
  Pension contributions in excess of
    book expense                              (41.0)   (44.2)     (38.5)
  Taxes provided for undistributed
    accumulated subsidiary earnings            (5.8)   (22.5)     (22.5)
    Gross noncurrent deferred net tax
     assets and (liabilityies)               (105.2)   204.9      217.4
    Less:  deferred tax valuation
     allowances                               (64.9)   (52.0)     (37.9)
Total net deferred tax assets                $ 24.8   $298.6     $285.0

A total of $5.8 million of deferred taxes have been provided for a portion of the undistributed earnings of the company's subsidiaries. As to the remainder, these earnings have been, and under current plans, will continue to be reinvested and it is not practicable to estimate the amount of additional taxes which may be payable upon distribution. During 2001, the company determined that it no longer required deferred taxes of $16.7 million, which had been recorded with respect to such earnings in prior years and accordingly reduced the deferred tax liability recording a current tax benefit for such amount.

As a result of the reincorporation from New Jersey to Bermuda, the company recorded a one time tax benefit of $59.8 million related to the utilization of previously limited foreign tax credits and net operating loss carryforwards in certain non-U.S. jurisdictions.

NOTE 16 - POSTRETIREMENT BENEFITS OTHER THAN PENSIONS: The company sponsors several postretirement plans that cover most U.S. employees. These plans provide for health care benefits and in some instances, life insurance benefits. Postretirement health plans are contributory and are adjusted annually. Life insurance plans are noncontributory. When fulltime employees retire from the company between age 55 and 65, most are eligible to receive, at a cost to the retiree, certain health care benefits identical to those available to active employees. After attaining age 65, an eligible retiree's health care benefit coverage becomes coordinated with Medicare. The company funds the benefit costs principally on a pay-as-you-go basis. The company retained retiree health care benefits as a liability for all qualified retired IDP employees.

Summary information on the company's plans at December 31, was as follows:

In millions                                       2001           2000
Change in benefit obligations:
Benefit obligation at beginning of year        $ 730.0        $ 566.4
Service cost                                       9.9            9.3
Interest cost                                     56.1           48.9
Plan participants' contributions                   4.3            4.3
Acquisitions                                       -            140.1
Actuarial losses                                 181.4            3.1
Benefits paid                                    (68.6)         (55.2)
Curtailment/special termination benefits           -             13.3
Other                                              0.5           (0.2)
Benefit obligation at end of year              $ 913.6        $ 730.0

Funded status:
Plan assets less than benefit obligations      $(913.6)       $(730.0)
Unrecognized:
 Prior service gains                             (45.4)         (49.9)
 Plan net losses/(gains)                         131.4          (55.0)
Accrued costs in the balance sheet             $(827.6)       $(834.9)

Weighted-average assumptions:
Discount rate                                     7.25%          7.75%
Current year medical inflation                   11.00%          6.75%
Ultimate inflation rate (2008)                    5.25%          5.25%

The components of net periodic postretirement benefits cost for the years ended December 31, were as follows:

In millions                      2001             2000           1999
Service cost                    $ 9.9            $ 9.3          $ 8.8
Interest cost                    56.1             48.9           38.0
Net amortization of
  unrecognized prior
  service (gains)                (4.5)            (4.4)          (4.2)
Net periodic postretirement
  benefits cost                 $61.5            $53.8          $42.6

A 1% change in the medical trend rate assumed for postretirement benefits would have the following effects at December 31, 2001:

In millions                               1% Increase      1% Decrease
Effect on total of service and
  interest cost components                   $ 5.1            $  4.5
Effect on postretirement
  benefit obligation                          74.3              58.2

NOTE 17 - PENSION PLANS: The company has noncontributory pension plans covering substantially all U.S. employees. In addition, certain employees in other countries are covered by pension plans. The company's U.S. salaried plans principally provide benefits based on a career average
earnings formula.   The  company's hourly pension plans provide benefits
under flat benefit formulas. Non-U.S. plans provide benefits based on earnings and years of service. Most of the non-U.S. plans require
employee contributions based on  the employee's   earnings.  In  addition,
the  company   maintains   other supplemental  benefit plans for officers
and other key employees. The company's policy is to fund an amount which could be in excess of the pension cost expensed, subject to the limitations imposed by current statutes or tax regulations. The company retained the
pension  plan liabilities   and  related  plan  assets  for  all  vested
IDP   plan participants.

Information regarding the company's pension plans at December 31, was as follows:

In millions                                     2001          2000
Change in benefit obligations:
Benefit obligation at beginning of year     $2,372.7      $1,934.7
Service cost                                    47.0          42.6
Interest cost                                  170.6         151.7
Employee contributions                           4.4           4.7
Amendments                                       8.1           1.3
Acquisitions                                    10.8         386.1
Expenses paid                                   (3.6)         (2.3)
Actuarial losses/(gains)                        99.1         (17.9)
Benefits paid                                 (201.1)       (157.1)
Foreign exchange impact                        (17.5)        (44.4)
IDP obligation                                   -            65.7
Curtailments and other                           5.0           7.6
Benefit obligation at end of year           $2,495.5      $2,372.7

Change in plan assets:
Fair value at beginning of year             $2,640.0     $2,246.9
Actual return on assets                         10.8        106.4
Company contributions                           64.2         27.5
Employee contributions                           4.4          4.7
Acquisitions                                    12.7        407.2
Expenses paid                                   (3.6)        (1.9)
Benefits paid                                 (204.6)      (160.8)
Foreign exchange impact                        (14.2)       (40.8)
Assets from IDP                                  -           50.8
Other                                            0.1          -
Fair value of assets at end of year         $2,509.8     $2,640.0


In millions                                    2001         2000
Funded status:
Plan assets in excess of benefit
 obligations                                $   14.3     $  267.3
Unrecognized:
 Net transition asset                            5.1         19.0
 Prior service costs                            52.4         50.6
 Plan net losses (gains)                       119.5       (238.5)
Net amount recognized                       $  191.3     $   98.4

Costs included in the balance sheet:
Prepaid benefit cost                        $  270.9     $  196.9
Accrued benefit liability                      (79.6)      (103.3)
Intangible asset                                 -            4.8
Net amount recognized                       $  191.3     $   98.4

Weighted-average assumptions:
Discount rate:
  U.S. plans                                   7.25%         7.75%
  International plans                          6.00%         6.00%
Rate of compensation increase:
  U.S. plans                                   5.00%         5.50%
  International plans                          3.50%         3.50%
Expected return on plan assets:
  U.S. plans                                   9.00%         9.00%
  International plans                          7.75%         7.75%

The components of the company's pension related costs (income) for the years ended December 31, include the following:

In millions                          2001        2000        1999
Service cost                      $  47.0     $  42.6     $  42.0
Interest cost                       170.6       151.7       132.1
Expected return on plan assets     (226.7)     (213.5)     (183.0)
Net amortization of unrecognized:
  Prior service costs                 6.0         6.1         5.9
  Transition amount                   0.2         0.7         0.7
  Plan net (gains)/losses            (4.6)       (8.5)        2.9
Net pension (income) cost            (7.5)      (20.9)        0.6
Curtailment losses                   11.2        11.5         0.4
Net pension cost (income) after
  curtailments                    $   3.7     $  (9.4)    $   1.0

The projected benefit obligation, accumulated benefit obligation, and fair value of plan assets for pension plans with accumulated benefit obligations more than plan assets were $435.7 million, $397.1 million and $317.2 million, respectively, as of December 31, 2001 and $199.5 million, $161.5 million and $75.8 million, respectively, as of December 31, 2000.

Plan investment assets of U.S. plans are balanced between equity securities and cash equivalents or debt securities. Assets of non-U.S. plans are invested principally in equity securities.

Most of the company's U.S. employees are covered by savings and other defined contribution plans. Employer contributions and costs are determined based on criteria specific to the individual plans and amounted to approximately $44.0 million, $44.7 million and $25.1 million in 2001, 2000 and 1999, respectively. The company's costs relating to non-U.S. defined contribution plans, insured plans and other non-U.S. benefit plans were $6.5 million, $6.7 million and $4.1 million in 2001, 2000 and 1999, respectively.

NOTE 18 - BUSINESS SEGMENT INFORMATION: During 2001, the company expanded its Industrial Solutions Sector to include Dresser-Rand, renamed its Bearings and Components Segment to Engineered Solutions and aggregated its tools and related production equipment operations, previously reported as part of the Industrial Products Segment, in the Air and
Productivity Solution Segment. Club Car has been added to the Infrastructure Segment.

The accounting policies of the operating segments are the same as those described in the summary of significant accounting policies except that the operating segments' results are prepared on a management basis that is consistent with the manner in which the company disaggregates financial information for internal review and decision making. The company evaluates performance based on operating income and operating income contribution rates. Intercompany sales transactions are entirely contained within each segment and are eliminated at the segment level. A description of the company's reportable segments is as follows:

Climate Control is engaged in the design, manufacture, sale and service of transport temperature control units, HVAC systems, refrigerated display merchandisers, beverage coolers, and walk-in storage coolers and freezers. The segment includes Thermo King and Hussmann.

Industrial Solutions is composed of a group of businesses focused on providing solutions for customers to enhance industrial efficiency. Industrial Solutions consists of the following:

 Air and Productivity Solutions is engaged in the design, manufacture, sale and service of air compressors, fluid products, microturbines, and industrial tools. It comprises Industrial Air Solutions and Productivity Solutions, and has been aggregated based primarily on the nature of products and services, and the nature of their production processes.

 Dresser-Rand is engaged in the design, manufacture, sale and service of gas compressors, gas and steam turbines, and generators.

 Engineered Solutions is engaged in the design, manufacture, sale and service of precision bearing products and motion control components and assemblies. The segment includes both Automotive and Industrial Engineered Solutions. Operating income in 2001 includes a $25 million benefit from payments received from the U.S. Customs for antidumping claims.

Infrastructure is engaged in the design, manufacture, sale and service of skid-steer loaders, mini-excavators, electric and gasoline powered golf and utility vehicles, portable compressors and light towers, road construction and repair equipment, and a broad line of drills and drill accessories. It comprises Bobcat, Club Car, Portable Power, Road Development, and Specialty Equipment.

Security and Safety is engaged in the design, manufacture, sale and service of locks, door closers, exit devices, door control hardware, doors and frames, decorative hardware, and electronic and biometric access control systems.

Sales by destination and long-lived assets by geographic area for the years ended December 31 were as follows:

In millions                     2001           2000             1999
Sales
United States               $6,124.8        $5,989.4        $4,719.3
Non-U.S.                     3,557.2         3,608.2         3,099.7
Total                       $9,682.0        $9,597.6        $7,819.0

In millions                     2001            2000
Long-lived assets
United States               $1,352.6        $1,432.1
Non-U.S.                       689.3           545.1
Total                       $2,041.9        $1,977.2


A summary of operations by reportable segments for the years ended December 31, were as follows:

Dollar amounts in millions          2001           2000          1999

Climate Control
Sales                           $2,438.2       $2,002.4      $1,202.6
Operating income                    21.7          206.3         166.5
Operating income as % of sales       0.9%          10.3%         13.8%
Depreciation and amortization      148.5          114.5          78.9

Industrial Solutions
Air and Productivity Solutions
Sales                            1,308.0        1,412.9       1,381.4
Operating income                    52.7          162.5         159.3
Operating income as % of sales       4.0%          11.5%         11.5%

Dresser-Rand
Sales                              881.3          834.0           -
Operating income                    21.4            4.6           -
Operating income as % of sales       2.4%           0.6%          -

Engineered Solutions
Sales                            1,077.8        1,185.4       1,239.5
Operating income                    78.0          159.8         145.8
Operating income as % of sales       7.2%          13.5%         11.8%

Total Industrial Solutions
Sales                            3,267.1        3,432.3       2,620.9
Operating income                   152.1          326.9         305.1
Operating income as % of sales       4.7%           9.5%         11.6%
Depreciation and amortization      107.5          105.2          86.2

Infrastructure
Sales                            2,570.3        2,752.5       2,707.3
Operating income                   219.7          389.7         416.9
Operating income as % of sales       8.5%          14.2%         15.4%
Depreciation and amortization       66.1           66.4          64.7

Security and Safety
Sales                            1,406.4        1,410.4       1,288.2
Operating income                   230.8          271.6         248.4
Operating income as % of sales      16.4%         19.3%         19.3%
Depreciation and amortization       27.8           35.1          39.4

Total sales                     $9,682.0       $9,597.6      $7,819.0
Operating income from reportable
  segments                         624.3        1,194.5       1,136.9
Unallocated corporate expenses    (101.1)        (105.1)        (57.2)
Total operating income          $  523.2       $1,089.4      $1,079.7
Total operating income as % of
  sales                              5.4%          11.4%         13.8%
Depreciation and amortization from
  reportable segments              349.9          321.2         269.2
Unallocated depreciation and
  amortization                      12.6            5.9           3.2
Total  depreciation and
  amortization                  $  362.5       $  327.1      $  272.4


NOTE 19 - INGERSOLL-RAND NEW JERSEY: As part of the reorganization IR-Limited unconditionally guaranteed all of the issued public debt securities of IR-New Jersey. The following condensed consolidated financial information for IR-Limited (Parent), IR-New Jersey (Issuer), and all their other subsidiaries is included so that separate financial statements of IR-New Jersey are not required to be filed with the
Securities Exchange Commission. The condensed consolidating financial statements present the Parent and Issuer investments in their subsidiaries using the equity method of accounting.

Condensed Consolidating Balance Sheet
December 31, 2001

                                                                 Other   Consolidating
(In millions)                  IR-Limited  IR-New Jersey  Subsidiaries     Adjustments      Total

Current assets:                      <c>              <c>           <c>            <c>         <c>
Cash and cash equivalents          $  -        $    23.4     $    90.6      $     -        $114.0
Marketable securities                 -              -             7.4            -           7.4
Accounts and notes receivable, net    -            128.3       1,354.6            -       1,482.9
Inventories                           -            134.8       1,160.5            -       1,295.3
Prepaid expenses and deferred income
 taxes                                -             57.8         230.4            -         288.2
Accounts and notes receivable
 affiliates                           -              -         2,957.9       (2,957.9)        -
      Total current assets            -            344.3       5,801.4       (2,957.9)    3,187.8

Investment in affiliates          5,547.5       12,825.5       8,708.2      (27,081.2)        -
Property, plant and equipment, net    -            238.9       1,394.1            -       1,633.0
Intangible assets, net                -            145.0       5,544.3            -       5,689.3
Note receivable affiliate         3,647.4            -             -         (3,647.4)        -
Other assets                          -            196.5         357.1            -         553.6
      Total assets               $9,194.9      $13,750.2     $21,805.1     $(33,686.5)  $11,063.7

Current liabilities:
Accounts payable                 $    -        $   100.8     $   660.2     $      -     $   761.0
Accrued expenses and other current
 liabilities                          -            218.5       1,307.8            -       1,526.3
Loans payable                         -            449.7         114.0            -         563.7
Accounts and notes payable
  affiliates                          -          2,650.0         307.9       (2,957.9)        -
      Total current liabilities       -          3,419.0       2,389.9       (2,957.9)    2,851.0

Long-term debt                        -          2,650.6         250.1            -       2,900.7
Deferred income taxes                 -              -           170.1            -         170.1
Minority interests                    -              -           110.5            -         110.5
Note payable affiliate                -          3,647.4           -         (3,647.4)        -
Other liabilities                     -            116.6         998.2            -        1,114.8
                                      -          9,833.6       3,918.8       (6,605.3)     7,147.1
Shareholders' equity:
Class A common shares               168.0            -             -              -          168.0
Class B common shares               135.3            -             -           (135.3)         -
Common shares                         -              -         2,362.8       (2,362.8)         -
Other shareholders' equity        8,891.6        4,039.4      15,787.8      (24,648.8)     4,070.0
Accumulated other comprehensive
  income                              -           (122.8)       (264.3)          65.7       (321.4)
      Total shareholders' equity  9,194.9        3,916.6      17,886.3      (27,081.2)     3,916.6
      Total liabilities and
        equity                   $9,194.9      $13,750.2     $21,805.1     $(33,686.5)   $11,063.7


Condensed Consolidating Balance Sheet
December 31, 2000


                                                                 Other   Consolidating
(In millions)                  IR-Limited  IR-New Jersey  Subsidiaries     Adjustments      Total
Current assets:
Cash and cash equivalents$            -       $     -        $    97.0      $      -    $    97.0
Marketable securities                 -           120.3           10.1             -        130.4
Accounts and notes receivable, net    -           154.7        1,516.3             -      1,671.0
Inventories                           -           120.5        1,121.8             -      1,242.3
Prepaid expenses and deferred income
 taxes                                -           223.7           11.8             -        235.5
Accounts and notes receivable
 affiliates                           -             -          2,028.0        (2,028.0)       -
      Total current assets            -           619.2        4,785.0        (2,028.0)   3,376.2

Investment in affiliates              -         8,281.7            -          (8,281.7)       -
Property, plant and equipment, net    -           243.5        1,409.9             -      1,653.4
Intangible assets, net                -           112.5        5,259.7             -      5,372.2
Deferred income taxes                 -             -            152.9             -        152.9
Other assets                          -            99.7          398.2             -        497.9
      Total assets                $   -        $9,356.6      $12,005.7      $(10,309.7) $11,052.6

Current liabilities:
Accounts payable                  $   -        $  123.2      $   558.2      $      -    $   681.4
Accrued expenses and other current
 liabilities                          -           508.7        1,052.3             -      1,561.0
Loans payable                         -         1,880.6          245.5             -      2,126.1
Accounts and notes payable affiliates -         2,028.0            -          (2,028.0)       -
    Total current liabilities         -         4,540.5        1,856.0        (2,028.0)   4,368.5

Long-term debt                        -         1,306.6          233.8             -      1,540.4
Minority interests                    -             -            113.4             -        113.4
Other liabilities                     -            28.3        1,118.3             -      1,146.6
                                      -         5,875.4        3,321.5        (2,028.0)   7,168.9
Company obligated mandatorily
 redeemable preferred securities
 of subsidiary trust holding
 solely debentures of the company     -             -            402.5             -        402.5

Shareholders' equity:
Common stock                          -           343.1          164.9          (164.9)     343.1
Other shareholders' equity            -         3,398.7        8,368.3        (8,368.3)   3,398.7
Accumulated other comprehensive
 income                               -          (260.6)        (251.5)          251.5     (260.6)
      Total shareholders' equity      -         3,481.2        8,281.7        (8,281.7)   3,481.2
      Total liabilities and equity $  -        $9,356.6      $12,005.7      $(10,309.7) $11,052.6


Condensed Consolidating Income Statement
For the year ended December 31, 2001

                                                                 Other   Consolidating
(In millions)                 IR- Limited IR-New Jersey   Subsidiaries     Adjustments      Total

Net sales                         $   -        $1,200.0       $8,482.0        $    -     $9,682.0
Cost of goods sold                    -           892.5        6,719.0             -      7,611.5
Selling and administrative expenses   -           245.3        1,208.9             -      1,454.2
Restructuring charges                 -            25.5           67.6             -         93.1
Operating income                      -            36.7          486.5             -        523.2
Equity earnings in affiliates
 (net of tax)                         -           336.9            -            (336.9)       -
Interest expense                      -          (203.0)         (50.0)            -       (253.0)
Intercompany interest and fees        -           (17.6)          17.6             -          -
Other income (expense), net           -           (85.0)          78.2             -         (6.8)
Minority interests                    -             -            (20.1)            -        (20.1)
Earnings before income taxes          -            68.0          512.2          (336.9)     243.3
(Benefit)/provision for income taxes  -          (178.2)         175.3             -         (2.9)
Net earnings                      $   -        $  246.2       $  336.9         $(336.9)  $  246.2


Condensed Consolidating Income Statement
For the year ended December 31, 2000


                                                                  Other   Consolidating
(In millions)                  IR-Limited  IR-New Jersey   Subsidiaries     Adjustments     Total

Net sales                         $   -         $1,302.2       $8,295.4        $   -     $9,597.6
Cost of goods sold                    -            845.1        6,296.3            -      7,141.4
Selling and administrative expenses   -            212.8        1,066.8            -      1,279.6
Restructuring charges                 -             35.5           51.7            -         87.2
Operating income                      -            208.8          880.6            -      1,089.4
Equity earnings in affiliates
 (net of tax)                         -            725.8             -          (725.8)       -
Interest expense                      -           (219.3)         (36.0)           -       (255.3)
Intercompany interest and fees        -            (42.1)          42.1            -          -
Other income (expense), net           -            (68.0)         103.8            -         35.8
Minority interests                    -              -            (39.3)           -        (39.3)
Earnings before income taxes          -            605.2          951.2         (725.8)     830.6
(Benefit)/provision for income taxes  -            (64.2)         348.6            -        284.4
Earnings from continuing operations   -            669.4          602.6         (725.8)     546.2
Discontinued operations (net of tax)  -              -            123.2            -        123.2
Net earnings                      $   -         $  669.4       $  725.8        $(725.8)  $  669.4


Condensed Consolidating Income Statement
For the year ended December 31, 1999

                                                                   Other  Consolidating
(In millions)                   IR-Limited  IR-New Jersey   Subsidiaries    Adjustments     Total

Net sales                         $   -          $1,340.0       $6,479.0       $   -     $7,819.0
Cost of goods sold                    -             944.9        4,728.3           -      5,673.2
Selling and administrative expenses   -             240.8          825.3           -      1,066.1
Operating income                      -             154.3          925.4           -      1,079.7
Equity earnings in affiliates
 (net of tax)                         -             640.4            -          (640.4)       -
Interest expense                      -            (153.7)        (29.8)           -       (183.5)
Intercompany interest and fees        -             (34.9)         34.9            -          -
Other income (expense), net           -             (26.5)         29.6            -          3.1
Minority interests                    -               -           (29.1)           -        (29.1)
Earnings before income taxes          -             579.6         931.0         (640.4)      870.2
(Benefit)/provision for income taxes  -             (11.5)        318.6             -        307.1
Earnings from continuing operations   -             591.1         612.4         (640.4)      563.1
Discontinued operations (net of tax)  -               -            28.0            -          28.0
Net earnings                      $   -        $    591.1      $  640.4        $(640.4)   $  591.1



Condensed Consolidating Statement of Cash Flows
For the year ended December 31, 2001


                                                                  Other   Consolidating
(In millions)                   IR-Limited  IR-New Jersey  Subsidiaries     Adjustments      Total

Net cash provided by operating
 activities                      $   -             $213.0        $388.6         $   -       $601.6

Cash flows from investing activities:
Capital expenditures                 -              (21.5)       (179.1)            -       (200.6)
Proceeds from sale of property,
  plant and equipment                -                -            41.7             -         41.7
Acquisitions, net of cash            -               (9.2)       (149.1)            -       (158.3)
Proceeds from business dispositions  -                -            17.5             -         17.5
Decrease /(increase) in marketable
  securities                         -              103.9          (6.7)            -         97.2
Other, net                           -                -            15.7             -         15.7
Net cash provided by/(used in)
  investing activities               -               73.2        (260.0)            -       (186.8)

Cash flows from financing activities:
Net change in debt                   -              (86.9)       (127.2)            -       (214.1)
Proceeds from the exercise of stock
  options                            -                9.7           -               -          9.7
Dividends paid                       -             (113.1)          -               -       (113.1)
Purchase of treasury stock           -              (72.5)          -               -        (72.5)
Net cash (used in)/provided by
  financing activities               -             (262.8)       (127.2)            -       (390.0)

Effect of exchange rate changes on
  cash and and cash equivalents      -                -            (7.8)            -         (7.8)

Net increase/(decrease) in cash and
  cash equivalents                   -               23.4          (6.4)            -         17.0
Cash and cash equivalents - beginning
  of period                          -                -            97.0             -         97.0
Cash and cash equivalents - end of
  period                          $  -             $ 23.4        $ 90.6          $  -       $114.0


Condensed Consolidating Statement of Cash Flows
For the year ended December 31, 2000

                                                                   Other    Consolidating
(In millions)                   IR-Limited   IR-New Jersey  Subsidiaries      Adjustments     Total

Net cash(used in)/provided by
 operating activities              $   -          $(792.4)      $1,409.1           $120.3    $737.0

Cash flows from investing activities:
Capital expenditures	               -            (19.5)        (181.8)             -      (201.3)
Proceeds from sale of property,
  plant and equipment                  -              2.7           25.8              -        28.5
Acquisitions, net of cash              -              -         (2,288.0)             -    (2,288.0)
Proceeds from business dispositions    -              -            977.3              -       977.3
Decrease/(increase) in marketable
  securities                           -            120.3           (6.3)          (120.3)     (6.3)
Other, net                             -              -             12.2              -        12.2
Net cash provided by/(used in)
  investing activities                 -            103.5       (1,460.8)          (120.3) (1,477.6)

Cash flows from financing activities:
Net change in debt                     -            794.1           78.3               -      872.4
Proceeds from the exercise of stock
  options                              -              8.3              -               -        8.3
Dividends paid                         -           (109.8)             -               -     (109.8)
Purchase of treasury stock             -           (121.3)             -               -     (121.3)
Net cash provided by financing
  activities                           -            571.3           78.3               -      649.6

Net cash used in discontinued
  operations                           -              -            (22.1)              -      (22.1)
Effect of exchange rate changes on cash
  and cash equivalents                 -              -            (12.8)              -      (12.8)

Net decrease in cash and cash
  equivalents                          -           (117.6)          (8.3)              -     (125.9)
Cash and cash equivalents - beginning
  of period                            -            117.6          105.3               -      222.9
Cash and cash equivalents - end of
  period                            $  -          $   -         $   97.0            $  -     $ 97.0


Condensed Consolidating Statement of Cash Flows
For the year ended December 31, 1999

                                                                    Other    Consolidating
(In millions)                    IR-Limited  IR-New Jersey   Subsidiaries      Adjustments      Total

Net cash provided by operating
  activities                        $  -            $663.2         $191.5           $  -       $854.7

Cash flows from investing activities:
Capital expenditures                   -             (36.1)        (154.4)             -       (190.5)
Proceeds from sale of property, plant
  and equipment                        -               0.3           30.1              -         30.4
Acquisitions, net of cash              -               -           (161.2)             -       (161.2)
Proceeds from business dispositions    -              23.8           61.0              -         84.8
Decrease in marketable securities      -               -              1.5              -          1.5
Other, net                             -               -             (2.0)             -         (2.0)
Net cash (used in) investing
  activities                           -             (12.0)        (225.0)             -       (237.0)

Cash flows from financing activities:
Net change in debt                     -            (292.7)          25.2              -       (267.5)
Proceeds from the exercise of stock
  options                              -              70.2            -                -         70.2
Dividends paid                         -            (105.3)           -                -       (105.3)
Purchase of treasury stock             -            (205.8)           -                -       (205.8)
Other, net                             -               -             63.3              -         63.3
Net cash (used in)/provided by
  financing activities                 -            (533.6)          88.5              -       (445.1)

Net cash provided by discontinued
  operations                           -               -             14.6              -         14.6
Effect of exchange rate changes on
  cash and and cash equivalents        -               -             (7.8)             -         (7.8)

Net increase in cash and cash
  equivalents                          -             117.6           61.8              -        179.4
Cash and cash equivalents - beginning
  of period                            -               -             43.5              -         43.5
Cash and cash equivalents - end of
  period                             $ -            $117.6         $105.3           $  -       $222.9



Report of Independent Accountants

                                              PricewaterhouseCoopers
                                                    Dorchester House
                                                     7 Church Street
                                                      Hamilton HM 11
                                                             Bermuda


February 5, 2002

To the Board of Directors and
Shareholders of Ingersoll-Rand Company Limited:


In our opinion, the accompanying Consolidated Balance Sheet and the related Consolidated Statements of Income, Shareholders' Equity and Cash Flows present fairly, in all material respects, the financial position of Ingersoll-Rand Company Limited and its subsidiaries, the successor company to Ingersoll-Rand Company, at December 31, 2001, and the results of their operations and their cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.


/s/PricewaterhouseCoopers
Report of Independent Accountants

                                          PricewaterhouseCoopers LLP
                                                    400 Campus Drive
                                              Florham Park, NJ 07932
                                                              U.S.A.



February 6, 2001

To the Board of Directors and
Shareholders of Ingersoll-Rand Company Limited:


In our opinion, the accompanying Consolidated Balance Sheet and the related Consolidated Statements of Income, Shareholders' Equity and Cash Flows present fairly, in all material respects, the financial position of Ingersoll-Rand Company Limited and its subsidiaries, the successor company to Ingersoll-Rand Company, at December 31, 2000 and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2000, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/PricewaterhouseCoopers LLP