Form 10-K, Exhibit 13
period 2002-12-31
INGERSOLL RAND CO LTD
filed 2003-03-05
CIK 1160497

Consolidated Statement of Income
In millions except per share amounts

For the years ended December 31,	2002	2001	2000

Net sales	$ 8,951.3	$ 8,604.2	$ 8,412.2
Cost of goods sold	6,826.5	6,736.5	6,229.6
Selling and administrative expenses	1,439.8	1,370.5	1,188.7
Restructuring charges	41.9	73.7	76.2

Operating income	643.1	423.5	917.7
Interest expense	(230.3)	(249.3)	(251.4)
Other income (expense), net	(10.7)	(19.5)	37.3
Minority interests	(14.4)	(20.7)	(39.8)

Earnings before income taxes	387.7	134.0	663.8
Provision (benefit) for income taxes	20.3	(48.1)	226.5

Earnings from continuing operations	367.4	182.1	437.3
Discontinued operations, net of tax	93.6	64.1	232.1

Earnings before cumulative effect of
change in accounting principle	461.0	246.2	669.4
Cumulative effect of change in
accounting principle, net of tax	(634.5)	-	-

Net (loss) earnings	$ (173.5)	$ 246.2	$ 669.4

Basic earnings (loss) per common share:
Earnings from continuing operations	$ 2.17	$ 1.10	$ 2.71
Discontinued operations, net of tax	0.56	0.39	1.44

Earnings before cumulative effect
of change in accounting principle	2.73	1.49	4.15
Cumulative effect of change in
accounting principle, net of tax	(3.76)	-	-

Net (loss) earnings	$ (1.03)	$ 1.49	$ 4.15

Diluted earnings (loss) per common share:
Earnings from continuing operations	$ 2.16	$ 1.09	$ 2.69
Discontinued operations, net of tax	0.55	0.39	1.43

Earnings before cumulative effect
of change in accounting principle	2.71	1.48	4.12
Cumulative effect of change in
accounting principle, net of tax	(3.73)	-	-

Net (loss) earnings	$ (1.02)	$ 1.48	$ 4.12

See accompanying Notes to Consolidated Financial Statements.

Consolidated Balance Sheet
In millions except share amounts

December 31,	2002	2001

ASSETS
Current assets:
Cash and cash equivalents	$ 342.2	$ 114.0
Accounts and notes receivable, less allowance of
$69.9 in 2002 and $52.2 in 2001	1,405.3	1,359.8
Inventories	1,189.8	1,143.9
Prepaid expenses and deferred income taxes	381.1	321.2
Assets held for sale	794.0	760.2

Total current assets	4,112.4	3,699.1

Property, plant and equipment, net	1,279.9	1,289.5
Goodwill	4,005.5	4,807.5
Intangible assets, net	890.9	848.1
Other assets	520.9	489.6

Total assets	$ 10,809.6	$ 11,133.8

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable	$ 730.3	$ 701.6
Accrued expenses and other current liabilities	1,617.1	1,470.7
Loans payable	1,155.5	561.9
Liabilities held for sale	295.2	249.3

Total current liabilities	3,798.1	2,983.5

Long-term debt	2,092.1	2,900.7
Deferred income taxes	-	178.8
Postemployment and other benefit liabilities	1,123.5	852.2
Minority interests	115.1	107.6
Other noncurrent liabilities	202.6	194.4

Total liabilities	7,331.4	7,217.2

Shareholders' equity:
Class A common shares (169,228,733 and 168,003,884
shares issued in 2002 and 2001, respectively)	169.2	168.0
Capital in excess of par value	364.7	324.2
Retained earnings	3,457.4	3,745.8
Accumulated other comprehensive loss	(513.1)	(321.4)

Total shareholders' equity	3,478.2	3,916.6

Total liabilities and shareholders' equity	$ 10,809.6	$ 11,133.8

See accompanying Notes to Consolidated Financial Statements.

Consolidated Statement of Shareholders' Equity
In millions
								Accumulated
	Total			Capital in				other
	shareholders'	Common stock		excess of	Retained	Unallocated	Treasury	comprehensive	Comprehensive
	equity	Amount	Shares	par value	earnings	LESOP	stock	income	income

Balance at December 31, 1999	$ 3,073.2	$ 342.3	171.2	$ 237.8	$ 3,053.1	$ (16.5)	$ (356.7)	$ (186.8)
Net earnings	669.4				669.4				$ 669.4
Foreign currency translation	(90.2)							(90.2)	(90.2)
Unrealized gain on marketable securities	16.4							16.4	16.4

Total comprehensive income									$ 595.6
Acquisition of business	6.4						6.4
Shares issued under stock and incentive plans	11.7	0.8	0.3	10.3			0.6
Allocation of LESOP shares	25.4			10.7		14.7
Purchase of treasury shares	(121.3)						(121.3)
Cash dividends	(109.8)				(109.8)

Balance at December 31, 2000	3,481.2	343.1	171.5	258.8	3,612.7	(1.8)	(471.0)	(260.6)
Net earnings	246.2				246.2				$ 246.2
Foreign currency translation	(45.9)							(45.9)	(45.9)
Change in fair value of derivatives qualifying
as cash flow hedges, net of tax	1.5							1.5	1.5
Reclassification to realized on marketable
securities, net of tax	(16.4)							(16.4)	(16.4)

Total comprehensive income									$ 185.4
Acquisition of business	15.3						15.3
Shares issued under stock and incentive plans	15.3	0.6	0.4	14.7
Allocation of LESOP shares	2.5			0.7		1.8
Purchase of treasury shares	(72.5)						(72.5)
Stock issued related to equity-linked securities	402.5	16.7	8.3	385.8
Treasury shares cancellation	-	(24.4)	(12.2)	(503.8)			528.2
Common shares conversion	-	(168.0)		168.0
Cash dividends	(113.1)				(113.1)

Balance at December 31, 2001	3,916.6	168.0	168.0	324.2	3,745.8	-	-	(321.4)
Net loss	(173.5)				(173.5)				$ (173.5)
Foreign currency translation	124.3							124.3	124.3
Change in fair value of derivatives qualifying
as cash flow hedges, net of tax	1.2							1.2	1.2
Minimum pension liability adjustment, net of tax	(317.2)							(317.2)	(317.2)

Total comprehensive loss									$ (365.2)
Shares issued under incentive stock plans	41.7	1.2	1.2	40.5
Cash dividends	(114.9)				(114.9)

Balance at December 31, 2002	$ 3,478.2	$ 169.2	169.2	$ 364.7	$ 3,457.4	$ -	$ -	$ (513.1)

See accompanying Notes to Consolidated Financial Statements.

Consolidated Statement of Cash Flows
In millions

For the years ended December 31,	2002	2001	2000

Cash flows from operating activities:
Earnings from continuing operations before cumulative effect
of change in accounting principle	$ 367.4	$ 182.1	$ 437.3
Adjustments to arrive at net cash provided by operating activities:
Restructure of operations	41.9	73.7	76.2
Depreciation and amortization	205.9	318.2	283.4
Gain on sale of business	-	-	(42.9)
(Gain) loss on sale of property, plant and equipment	(0.6)	1.2	(5.4)
Minority interests, net of dividends	5.3	(2.8)	5.4
Equity (earnings) losses, net of dividends	(0.6)	(0.6)	3.5
Deferred income taxes	(0.6)	(2.1)	38.1
Other items	(0.6)	10.1	35.7
Changes in other asset and liabilities
(Increase) decrease in:
Accounts and notes receivable	26.9	237.1	(165.0)
Inventories	3.6	(32.4)	(141.1)
Other current and noncurrent assets	11.0	(162.0)	(14.9)
Increase (decrease) in:
Accounts payable and accruals	(9.4)	28.8	50.5
Other current and noncurrent liabilities	(50.8)	(112.0)	(11.3)

Net cash provided by operating activities	599.4	539.3	549.5

Cash flows from investing activities:
Capital expenditures	(122.9)	(157.4)	(164.8)
Proceeds from sale of property, plant and equipment	44.8	37.8	24.6
Investments and acquisitions, net of cash*	(112.7)	(158.3)	(2,288.0)
Proceeds from business dispositions	-	17.5	977.3
Decrease in marketable securities	5.5	97.2	(6.3)
Cash provided by (invested in) or advances from (to) equity companies	(2.1)	11.7	(3.6)

Net cash used in investing activities	(187.4)	(151.5)	(1,460.8)

Cash flows from financing activities:
(Decrease) increase in short-term borrowings	(151.1)	(1,026.1)	950.3
Proceeds from long-term debt	27.4	1,493.8	3.1
Payments of long-term debt	(94.2)	(681.8)	(80.9)

Net change in debt	(217.9)	(214.1)	872.5
Proceeds from exercise of stock options	36.8	9.7	8.3
Dividends paid	(114.9)	(113.1)	(109.8)
Purchase of treasury shares	-	(72.5)	(121.3)

Net cash (used in) provided by financing activities	(296.0)	(390.0)	649.7

Net cash provided by discontinued operations	109.4	24.7	143.4

Effect of exchange rate changes on cash and cash equivalents	2.8	(5.5)	(7.7)

Net increase (decrease) in cash and cash equivalents	228.2	17.0	(125.9)
Cash and cash equivalents - beginning of period	114.0	97.0	222.9

Cash and cash equivalents - end of period	$ 342.2	$ 114.0	$ 97.0

*Acquisitions
Working capital, other than cash.	$ (9.3)	$ (28.3)	$ (376.8)
Property, plant and equipment	(7.1)	(18.2)	(487.2)
Intangibles and other assets	(98.1)	(127.6)	(1,806.2)
Long-term debt and other liabilities	1.8	0.5	375.8
Treasury stock issued	-	15.3	6.4

Net cash used to acquire businesses	$ (112.7)	$ (158.3)	$ (2,288.0)

Cash paid during the year for:
Interest, net of amounts capitalized	$ 231.3	$ 288.2	$ 345.2
Income taxes, net of refunds	0.9	153.2	168.9

See accompanying Notes to Consolidated Financial Statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 ‑ SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

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

Use of Estimates:  In conformity with generally accepted accounting principles, management has used estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and the disclosure of contingent assets and liabilities.  Significant estimates include accounting for doubtful accounts, amortization and depreciation, inventory reserves, valuation of assets including goodwill and other intangible assets, product warranties, sales allowances, taxes, environmental, product liability and other contingencies. Actual results could differ from those estimates.

Principles of Consolidation:  The consolidated financial statements include all wholly owned and majority-owned subsidiaries.  Intercompany transactions and balances have been eliminated.  Partially owned equity affiliates are accounted for under the equity method.

Reclassifications:  Reclassifications were made to prior year amounts to conform with the 2002 presentation.  The accompanying consolidated financial statements restate the previously presented amounts to report the Company's Engineered Solutions Segment as discontinued operations.  (See Note 3)

In 2001, the Consolidated Financial Statements were restated to report Dresser-Rand Company (Dresser-Rand) as a fully consolidated subsidiary since the February 2000 acquisition of the 51% ownership it had not owned.  Previously, the Company reported the results of Dresser-Rand as discontinued operations and its net assets as assets held for sale.  Market conditions in the cyclical markets in which Dresser-Rand participates were not conducive to realizing the full long-range sale value of the Business.

The Company adopted Emerging Issues Task Force Issue (EITF) No. 00-25 "Vendor Income Statement Characterization of Consideration Paid to a Reseller of the Vendor's Products" in the fourth quarter of 2001, which was subsequently codified as part of EITF 01-9 "Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor's Products)".  Upon adoption, financial statements for all periods presented were restated to comply with the income statement classification of reseller finance costs and cooperative advertising programs required by these statements.  The effect of adoption resulted in decreases to net sales of $28.6 million and $24.0 million, decreases in cost of goods sold of $13.1 million and $15.8 million, increases in selling and administrative expenses of $18.5 million and $21.3 million, and decreases in interest expenses of $34.0 million and $29.5 million in 2001 and 2000, respectively.

Reclassifications were required for a) certain commissions paid to resellers of the Company's products, b) certain cooperative advertising programs, and c) certain payments of reseller finance costs.

Prior to the adoption of EITF 00-25, the Company recorded all commissions paid to resellers as a reduction of revenue.  While this policy is consistent with EITF 00-25, the Company reviewed its relationships with certain resellers and concluded that the resellers were not customers of the Company (i.e. purchasing and reselling the Company's products) but were acting as sales agents of the Company in its sales to end customers. The Company concluded that these amounts should be accounted for as "Selling and administrative expenses" instead of a reduction of revenue. The Company reclassified these amounts by increasing "Selling and administrative expenses" and  "Net sales."

Prior to the adoption of EITF 00-25, the Company accounted for all cooperative advertising arrangements as "Selling and administrative expenses".  The Company concluded that on certain programs it cannot prove there is any identifiable benefit it received in exchange for these allowances.  The Company reclassified these amounts by reducing "Net sales" with a corresponding entry to reduce "Selling and administrative expenses."

Prior to the adoption of EITF 00-25, the Company recorded as interest expense interest subsidies, which it provided to certain resellers and end customers of its products.  The Company concluded that the interest subsidies are a reduction of revenue since the Company receives no identifiable benefit that is sufficiently separable from the sale of product. The Company reclassified these amounts by reducing "Net sales" with a corresponding entry to reduce "Interest expense."

Cash Equivalents:  The Company considers all highly liquid investments, consisting primarily of time deposits and commercial paper with maturities of three months or less when purchased, to be cash equivalents.  Cash equivalents were $141.4 million and $0.5 million at December 31, 2002 and 2001, respectively.

Inventories:  Inventories are stated at cost, which is not in excess of market.  Most U.S. manufactured inventories, excluding the Climate Control and Dresser-Rand Segments, are valued using the last‑in, first‑out (LIFO) method.  All other inventories are valued using the first‑in, first‑out (FIFO) method.

Property, Plant and Equipment:  Property, plant and equipment are stated at cost, less accumulated depreciation.  The Company principally uses accelerated depreciation methods for assets placed in service prior to December 31, 1994.  Assets acquired subsequent to that date are depreciated using the straight-line method over their estimated useful lives.  At December 31, 2002 and 2001, gross land and buildings totaled $622.9 million and $626.2 million, respectively, while gross machinery and equipment totaled $1,487.6 million and $1,371.2 million, respectively.  Accumulated depreciation at December 31, 2002 and 2001 was $830.6 million and $707.9 million, respectively.

Intangible Assets:  Effective January 1, 2002, the Company adopted Statement of Financial Accounting Standard (SFAS) No. 142, "Goodwill and Other Intangible Assets."  Under the provisions of this standard, goodwill and intangible assets deemed to have indefinite lives are no longer subject to amortization, but rather are tested for impairment at least annually.  All other intangible assets are to be amortized over their estimated useful lives.  (See Note 7)

Additionally, the carrying value of goodwill and other intangibles is reviewed if the facts and circumstances, such as significant decline in sales, earnings or cash flows or material adverse changes in the business climate, suggest that it may be impaired.  If this review indicates that goodwill will not be recoverable as determined based on the estimated discounted cash flows of the entity acquired, impairment is measured by comparing the carrying value of goodwill to fair value.  Fair value is determined based on quoted market values, discounted cash flows or appraisals.

Upon final valuation of all intangible assets of acquisitions which occurred in 2000, $768.1 million was reclassified from Goodwill to Other intangible assets in 2001 as follows: $152.3 million to Trademarks, $235.8 million to Installed service base and $380.0 million to Customer relationships.  In addition, Goodwill was increased by $198.5 million relating to deferred tax liabilities on these reallocations in accordance with SFAS 109.

Income Taxes:  Deferred taxes are provided on temporary differences between assets and liabilities for financial reporting and tax purposes as measured by enacted tax rates expected to apply when temporary differences are settled or realized.  A valuation allowance is established for deferred tax assets for which realization is not likely.

Product Warranties:  Warranty accruals are recorded at the time of sale and are estimated based upon product warranty terms and historical experience.  Warranty accruals are adjusted for known or anticipated warranty claims as new information becomes available.

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

Revenue Recognition: Revenue is generally recognized and earned when all of the following criteria are satisfied: (a) persuasive evidence of an arrangement exists; (b) price is fixed or determinable; and (c) collectiblity is reasonably assured and delivery has occurred or service has been rendered.  Post-shipment deliverables (such as customer acceptance, training or installation) are recognized in revenue only when the buyer becomes obligated to pay.

Research and Development Costs:  Research and development expenditures, including qualifying engineering costs, are expensed when incurred and amounted to $200.7 million in 2002, $189.7 million in 2001, and $173.3 million in 2000.

Comprehensive Income: Comprehensive income includes net income, foreign currency translation adjustments, amounts relating to cash flow hedges, additional minimum pension liability adjustments, and unrealized holding gains and losses on marketable securities. In 2002, accumulated other comprehensive income decreased by $191.7 million.  This decrease was mainly attributable to a minimum pension liability adjustment, net of tax, of $317.2 million, which was partially offset by foreign currency translation adjustments of $124.3 million and amounts relating to cash flow hedges of $1.2 million.

Foreign Currency:  Assets and liabilities of non-U.S. entities, where the local currency is the functional currency, have been translated at year-end exchange rates, and income and expenses have been translated using average‑for‑the‑year exchange rates.  Adjustments resulting from translation have been recorded in accumulated other comprehensive income and are included in net earnings only upon sale or liquidation of the underlying foreign investment.

For non-U.S. entities where the U.S. dollar is the functional currency, inventory and property balances and related income statement accounts have been translated using historical exchange rates, and resulting gains and losses have been credited or charged to net earnings.

Foreign currency transaction losses recorded in "other income (expense), net" were, $11.7 million, $3.3 million and $9.6 million in 2002, 2001 and 2000, respectively.

Earnings Per Share: Basic earnings per share is based on the weighted average number of Class A common shares outstanding.  Diluted earnings per share is based on the weighted average number of Class A common shares outstanding as well as potentially dilutive common shares, which in the Company's case comprise shares issuable under stock benefit plans.  The weighted average number of Class A common shares outstanding for basic earnings per share calculations were 168.9 million, 165.1 million and 161.2 million for 2002, 2001 and 2000, respectively. For diluted earnings per share purposes, these balances increased by 1.3 million, 1.2 million and 1.2 million shares for 2002, 2001 and 2000, respectively.  At December 31, 2002, 2001 and 2000, 5.7 million, 5.6 million and 6.5 million shares, respectively, were excluded because the effect would be anti-dilutive.

Stock-based Compensation:  Under the Company's Incentive Stock Plans, approved in 1990, 1995, and 1998, key employees have been granted options to purchase Class A common shares.  The Company continues to account for these plans under the recognition and measurement principles of APB No. 25, "Accounting for Stock Issued to Employees."  Accordingly, no compensation expense is recognized for employee stock options since options granted are at prices not less than fair market value at the date of grant.  The plans also authorize stock appreciation rights (SARs) and stock awards, which result in compensation expense.  Additionally, the Company maintains a shareholder-approved Management Incentive Unit Award Plan, which results in compensation expense.  All plans are described more fully in Note 15.

The following table is presented in accordance with SFAS No. 148 "Accounting for Stock-Based Compensation - Transition and Disclosure" and illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provisions of SFAS No. 123, "Accounting for Stock-Based Compensation," to stock-based employee compensation.

	For the years ended December 31,

In millions except per share amounts	2002	2001	2000

Net (loss) earnings, as reported	$(173.5)	$ 246.2	$ 669.4
Add: Stock-based employee compensation expense
included in reported net income, net of tax	2.0	5.5	(5.9)
Deduct: Total stock-based employee compensation
expense determined under fair value based method
for all awards, net of tax	29.9	36.0	10.8

Pro forma net (loss) earnings	$(201.4)	$ 215.7	$ 652.7

Basic (loss) earnings per share:
As reported	$ (1.03)	$ 1.49	$ 4.15
Pro forma	(1.19)	1.31	4.05

Diluted (loss) earnings per share:
As reported	$ (1.02)	$ 1.48	$ 4.12
Pro forma	(1.19)	1.29	4.02

New Accounting Standards:  In June 2002, SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities" was issued and is effective January 1, 2003 for the Company.  Adoption of SFAS No. 146 will be applied prospectively and is not expected to have a material effect on the Company's consolidated financial position or results of operations.

In August 2001, SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" was issued, which provides guidance on the accounting for the impairment or disposal of long-lived assets and was adopted January 1, 2002, by the Company.  The results of the Company's Engineered Solutions business have been presented in accordance with the guidance set forth in SFAS No. 144.

In June 2001, SFAS No. 143, "Accounting for Asset Retirement Obligations" was issued. The standard requires that legal obligations associated with the retirement of tangible long-lived assets be recorded at fair value when incurred and was adopted by the Company on January 1, 2003.  Adoption of SFAS No. 143 did not have a material effect on the Company's consolidated financial position or results of operations.

In November 2002, FASB Interpretation No. 45 (FIN 45), "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" was issued.  FIN 45 elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued.  It also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee.  The initial recognition and initial measurement provisions of this Interpretation are applicable on a prospective basis to guarantees issued or modified after December 31, 2002.  The required disclosures and a roll-forward of product warranty liabilities are effective for financial statements of interim or annual periods ending after December 15, 2002.  (See Note 10)

In January 2003, FIN No. 46, "Consolidation of Variable Interest Entities" was issued.  The interpretation provides guidance on consolidating variable interest entities and applies immediately to variable interests created after January 31, 2003.  The guidelines of the interpretation will become applicable for the Company in its third quarter 2003 financial statements for variable interest entities created before February 1, 2003.  The interpretation requires variable interest entities to be consolidated if the equity investment at risk is not sufficient to permit an entity to finance its activities without support from other parties or the equity investors lack certain specified characteristics.  The Company has reviewed FIN No. 46 to determine its impact, if any, on future periods, and does not anticipate any material accounting or disclosure requirement under the provisions of the interpretation.

In January 2003, the Emerging Issues Task Force (EITF) released EITF 00-21: "Accounting for Revenue Arrangements with Multiple Deliverables."  EITF 00-21 clarifies the timing and recognition of revenue from certain transactions that include the delivery and performance of multiple products or services.  EITF 00-21 is effective for revenue arrangements entered into in fiscal periods beginning after June 15, 2003.  The Company is currently reviewing the impact of this EITF.

NOTE 2 - RESTRUCTURING
During the third quarter of 2000, the Company commenced a $325 million restructuring program, which included actions such as plant rationalizations, organizational realignments consistent with the Company's new market-based structure and the consolidation of back-office processes.  During the fourth quarter of 2001, the Company commenced a second restructuring program for an additional $150 million to further reduce the general and administrative expenses across the Company.  Both programs include the Company's Engineered Solutions Segment.  These programs include certain costs that are identified in Staff Accounting Bulletin (SAB) 100, "Restructuring and Impairment Charges", and Emerging Issues Task Force (EITF) 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit and Activity (including Certain Costs Incurred in a Restructuring)", as restructuring, as well as other related costs that do not meet the criteria to be classified as restructuring.  Nonrecurring costs associated with these activities not qualifying as restructuring are referred to as "productivity investments" and have been charged to "Cost of goods sold" and "Selling and administrative expenses." All income statement activity under both programs has been completed as of December 31, 2002.  Substantially all cash payments are expected to be paid by the end of the third quarter of 2003.  Remaining amounts relate primarily to ongoing lease commitments and pension liabilities. The Company expects lower costs and improved customer service in all segments as a result of these actions. The Company manages the 2000 and 2001 programs as a single restructuring program totaling $475 million.  Therefore, all comments regarding restructure activity refer to both programs combined.

The total employee terminations related to the restructuring program is expected to be approximately 5,000 (excluding the discontinued operations of the Engineered Solutions Segment and Hussmann, which was included as part of purchase accounting at acquisition; See Note 3 and Note 4 to the Consolidated Financial Statements) as of December 31, 2002.  These terminations impacted both the salaried and hourly employee groups.  The total number of manufacturing facilities closed at December 31, 2002 is 21 (excluding the Engineered Solutions Segment and Hussmann).

Management teams that were directly involved with the required actions developed the projected costs for each project within each segment and the Corporate Center.  The costs incurred relating to restructure charges include employee termination costs, such as severance, extended medical costs, pension liabilities, and outplacement costs; and facility exit costs, such as lease exit costs and equipment write-offs.  Severance costs are generally paid on a monthly basis over the severance period granted to each employee or in a lump sum.  Severance costs are based mainly on years of service and current salary.  Employee termination costs also include outplacement costs, which are paid in accordance with normal payment terms.  Facility exit costs consist primarily of lease termination costs and are generally recorded upon exiting the facility.

A reconciliation of the restructuring provision, excluding the Engineered Solutions Segment, which is discussed in Note 3, is as follows:

	Employee
	termination	Facility
In millions	costs	exit costs	Total

Balance at December 31, 2001	$ 30.7	$ 7.1	$ 37.8
Provision	31.5	11.0	42.5
Cash payments, net	(40.5)	(5.9)	(46.4)
Change in estimate	(0.6)	-	(0.6)
Non-cash write-offs and reclassifications*	(1.0)	(6.0)	(7.0)

Balance at December 31, 2002	$ 20.1	$ 6.2	$ 26.3

*Non-cash charges for facility exit costs consist primarily of equipment write-offs.  Non-cash charges for employee termination costs relate to the reclassification of pension benefits associated with the restructure.

Climate Control
This Segment has undergone significant restructuring due to the acquisition of Hussmann in 2000.  See Note 4 to the Consolidated Financial Statements.  During 2000, Thermo King experienced a reduction in volume due to a severe recession in the North America truck and trailer markets.  In order to improve production efficiencies and decrease manufacturing operating costs, certain manufacturing facilities were closed.  In conjunction with the Hussmann acquisition, it was necessary to address these issues to achieve the synergies identified.  The identified actions were as follows:

-    Close five manufacturing locations: U.S. (2), Europe (2) and Latin America (1).
-    Outsource the manufacturing of certain components used in products.
-    Terminate 1,419 employees.

As of December 31, 2002, all five specified manufacturing locations had been closed, the outsourcing of certain product manufacturing was completed and all 1,419 employees were terminated.

A reconciliation of the restructuring reserve for the Phase I and Phase II programs is as follows:

	Employee		Facility
	termination costs		exit costs		Total

In millions	Phase I	Phase II	Phase I	Phase II	Phase I	Phase II

Balance at December 31, 2001	$ 1.6	$ 6.9	$ -	$ -	$ 1.6	$ 6.9
Provision	1.1	4.1	(3.7)	3.7	(2.6)	7.8
Cash (payments) receipts	(2.7)	(8.8)	3.7	-	1.0	(8.8)
Non-cash write-offs	-	-	-	(1.0)	-	(1.0)

Balance at December 31, 2002	$ -	$ 2.2	$ -	$ 2.7	$ -	$ 4.9

During 2002, restructure costs were recorded for projects related to outsourcing current manufacturing processes and segment-wide salaried employee headcount reductions.  Manufacturing outsourcing resulted in equipment write-offs and lease terminations of $2.4 million, and severance costs of $1.7 million for approximately 105 employees.  A segment-wide salaried employee reduction for 45 employees incurred $1.2 million.  Pension costs of $2.3 million and equipment write-offs of $1.3 million were incurred at a closed facility.  In addition, a facility closed in the prior year was sold at a net gain and restructuring expense was reduced for $3.7 million.  Remaining reserves will be substantially paid in the first quarter of 2003.

Air & Productivity Solutions
The Segment's operations were examined and it was determined that the consolidation of manufacturing locations and the reduction of selling and administrative (S&A) expenses were essential to meet strategic objectives.  To achieve a lower cost structure, an Eastern European manufacturing plant was opened enabling the Business to compete on a global scale.  The severe recession in the worldwide industrial markets necessitated employee terminations to align the cost structure with the volume levels. The identified actions were as follows:

-    Close eight manufacturing locations: U.S. (4), Asia Pacific (3) and Europe (1).
-    Terminate 1,408 employees.

As of December 31, 2002, all the specified manufacturing locations had been closed.  Employees terminated as of December 31, 2002 were 1,376 with an additional 32 employees to be terminated by the end of the second quarter of 2003.

A reconciliation of the restructuring reserve for the Phase I and Phase II programs is as follows:

	Employee		Facility
	termination costs		exit costs		Total

In millions	Phase I	Phase II	Phase I	Phase II	Phase I	Phase II

Balance at December 31, 2001	$ 3.1	$ 3.7	$ 2.7	$ -	$ 5.8	$ 3.7
Provision	(2.2)	6.8	6.7	-	4.5	6.8
Cash payments	(0.3)	(7.9)	(4.9)	-	(5.2)	(7.9)
Non-cash write-offs	-	-	(4.5)		(4.5)	-

Balance at December 31, 2002	$ 0.6	$ 2.6	$ -	$ -	$ 0.6	$ 2.6

During the current year, the Segment recorded restructure expense of $11.3 million for severance and equipment write-offs from closed factories.  Net severance benefits accrued were $4.6 million, including $6.5 million for 105 salaried employees for a segment-wide reduction, and $1.2 million for 42 employees from plant consolidation.  This amount was reduced by the transfer of  $3.1 million to the Infrastructure Segment for a shared facility.  Equipment write-offs at two factories were $6.7 million.  The year-end reserves will be substantially paid in the second quarter of 2003.

Dresser-Rand
The Segment's operations and S&A expense structure were examined, and it was determined that the reduction of S&A expenses, as well as the consolidation of its sales regions was essential to meet strategic objectives.  The identified actions were as follows:

-    Organizational realignment - five regions reduced to three.
-    Terminate 388 employees.
-    Close or consolidate several non-manufacturing locations.

As of December 31, 2002, the organizational realignment was complete, 324 employees were terminated, with an additional 64 employees to be terminated by the end of the second quarter of 2003, and the closure of the non-manufacturing locations was complete.

A reconciliation of the restructuring reserve for the Phase I and Phase II programs is as follows:

	Employee		Facility
	termination costs		exit costs		Total

In millions	Phase I	Phase II	Phase I	Phase II	Phase I	Phase II

Balance at December 31, 2001	$ -	$ -	$ -	$ -	$ -	$ -
Provision	1.5	3.2	-	0.5	1.5	3.7
Cash payments	(1.5)	-	-	-	(1.5)	-

Balance at December 31, 2002	$ -	$ 3.2	$ -	$ 0.5	$ -	$ 3.7

During 2002, severance and other termination costs were incurred for reductions of 82 hourly and 262 salaried employees related to reductions in administrative staff and consolidation of functions.  Exit costs for equipment write-offs were $0.2 million and lease obligations were $0.3 million.  The termination and exit costs will be substantially paid by September 30, 2003.

Infrastructure
Manufacturing facilities were examined to identify opportunities to improve production efficiencies and decrease manufacturing operating costs. The consolidation of the manufacturing locations will enable the Business to leverage its capacity when the volumes return.  Additional significant management realignments were essential to the success of the market strategy and to leverage the distribution channels.  The identified actions were as follows:

-    Close two manufacturing locations in the U.S.
-    Terminate 781 employees.

As of December 31, 2002, the two specified manufacturing location had been closed, and 755 employees were terminated. An additional 26 employee terminations are expected by the end of the second quarter of 2003.

A reconciliation of the restructuring reserve for the Phase I and Phase II programs is as follows:

	Employee		Facility
	termination costs		exit costs		Total

In millions	Phase I	Phase II	Phase I	Phase II	Phase I	Phase II

Balance at December 31, 2001	$ 1.6	$ 0.5	$ 0.3	$ -	$ 1.9	$ 0.5
Provision	3.1	3.1	-	0.6	3.1	3.7
Cash payments	(2.6)	(3.5)	-	-	(2.6)	(3.5)
Change in estimate	(0.6)	-	-	-	(0.6)	-
Non-cash write-offs	-	-	(0.3)	-	(0.3)	-

Balance at December 31, 2002	$ 1.5	$ 0.1	$ -	$ 0.6	$ 1.5	$ 0.7

During 2002, projects related to the consolidation of functions throughout the Infrastructure Segment resulted in severance and outplacement costs of $3.8 million for 82 salaried employees.  Other termination expenses totaled $2.2 million.  Included in that amount was $2.8 million for a factory shutdown and a reduction of $0.6 million for changes in estimates.  A plant was closed and the operations were integrated into an existing facility.  This project incurred $0.2 million in severance costs for 45 hourly employees and $0.6 million for equipment write-offs and lease termination.  The year end reserves will be substantially paid in the second quarter of 2003.

Security & Safety
The Segment's manufacturing facilities were examined to find opportunities to improve production efficiencies and decrease manufacturing operating costs. The Segment's current selling and administrative expense structure was also examined and it was determined that significant actions were required to align the cost structure with the current volume levels.  The identified actions were as follows:

-    Close five manufacturing locations: U.S. (3) and Europe (2).
-    Terminate 540 employees.

As of December 31, 2002, all of the specified manufacturing locations had been closed and 495 employees were terminated. An additional 45 employee terminations are expected by the end of the second quarter of 2003.

A reconciliation of the restructuring reserve for the Phase I and Phase II programs is as follows:

	Employee		Facility
	termination costs		exit costs		Total

In millions	Phase I	Phase II	Phase I	Phase II	Phase I	Phase II

Balance at December 31, 2001	$ 2.4	$ -	$ 4.1	$ -	$ 6.5	$ -
Provision	2.4	1.7	2.6	0.6	5.0	2.3
Cash payments	(4.1)	(1.7)	(4.1)	(0.6)	(8.2)	(2.3)
Non-cash write-offs			(0.2)	-	(0.2)	-

Balance at December 31, 2002	$ 0.7	$ -	$ 2.4	$ -	$ 3.1	$ -

During 2002, severance costs were incurred for $4.1 million; $1.2 million for a reduction of 22 salaried employees, $1.1 million for 7 employees' severance due to the consolidation of IT facilities, and the remaining balance $1.8 million due to two factory shutdowns.  Lease payments of $1.7 million were incurred at the closed office facility and equipment write-offs at closed manufacturing facilities totaled $1.5 million.  The lease obligation continues for 3 years and final severance payments are scheduled for the first quarter of 2003.

Corporate Center
An examination of previously decentralized back office functions, such as accounts payable, accounts receivable, benefits administration and payroll, at Corporate Center and across all business segments identified opportunities to improve the costs of high volume transactions.  The creation of Global Business Services (a shared service center) enabled the Company to consolidate high volume transactions resulting in lower cost. These actions resulted in employee terminations of 214 as of December 31, 2002, and an additional 182 reduction in staff, related to outsourcing of back-office functions, is expected in 2003.  The restructuring costs associated are primarily related to the involuntary employee terminations.  The savings associated with the corporate restructuring activities are realized in the segments due to the reduction of employees in business units' back office operations.

A reconciliation of the restructuring reserve for the Phase I and Phase II programs is as follows:

	Employee		Facility
	termination costs		exit costs		Total

In millions	Phase I	Phase II	Phase I	Phase II	Phase I	Phase II

Balance at December 31, 2001	$ 8.6	$ 2.3	$ -	$ -	$ 8.6	$ 2.3
Provision	-	6.7	-	-	-	6.7
Cash payments	(4.8)	(2.6)	-	-	(4.8)	(2.6)
Non-cash write-offs	(1.0)	-	-	-	(1.0)	-

Balance at December 31, 2002	$ 2.8	$ 6.4	$ -	$ -	$ 2.8	$ 6.4

During 2002, a provision for $2.9 million was accrued covering termination benefits for 182 salaried employees.  The project was initiated to outsource certain back office functions.  The complete transition is planned for 2003.  In addition, a provision of $3.8 million was recorded for segment and executive terminations.  The remaining reserves at December 31, 2002 cover severance and will be disbursed throughout 2003.

NOTE 3 - DISCONTINUED OPERATIONS
On February 18, 2003, the Company continued its business portfolio realignment by selling its Engineered Solutions Business (the Business), part of the Company's Industrial Solutions Sector, to The Timken Company (Timken).  The consideration consisted of $700 million in cash and approximately 9.4 million shares of Timken common stock, and is subject to certain working capital adjustments.  The Business is comprised of the Company's worldwide operations relating to precision bearings and motion-control components and assemblies, and includes the Torrington, Fafnir, Kilian, Nadella and IRB brands.  The Business employed approximately 10,000 people and operated 27 plants throughout the world.

In accordance with the purchase agreement, the Company has made normal and customary representations and warranties regarding the Business and has set forth certain indemnifications regarding environmental, tax and other matters.  Additionally, the Company has guaranteed Timken a specified value for its interest in a joint venture, should the joint venture partner elect to purchase those shares owned by a subsidiary of the Business.

On August 8, 2000, the Company sold Ingersoll-Dresser Pump Company (IDP) for $775.0 million and realized an after-tax gain of $124.8 million.

The assets and liabilities of discontinued operations included in assets held for sale and liabilities held for sale at December 31, represent the assets and liabilities of the Company's Engineered Solutions Business and are as follows:

In millions	2002	2001

Assets
Current assets	$ 322.3	$ 297.6
Investments in and advances with partially owned
equity companies	104.2	104.5
Property, plant and equipment, net	350.6	343.5
Goodwill and other intangible assets, net	8.6	5.2
Other assets and deferred income taxes	8.3	9.4

Assets held for sale	$ 794.0	$ 760.2

Liabilities
Current liabilities	$ 219.0	$ 178.3
Other liabilities	76.2	71.0

Liabilities held for sale	$ 295.2	$ 249.3

In accordance with the purchase agreement, certain assets and liabilities, such as environmental, product liability, tax, and employee related costs, of the Company's Engineered Solutions Business will be retained by the Company, and have been excluded from the above presentation.

Earnings from discontinued operations included the results of the Company's Engineered Solutions Business for all years presented, IDP for 2000, and continuing costs relative to IDP for 2002 and 2001.

In millions	2002	2001	2000

Net sales	$ 1,206.1	$ 1,077.8	$ 1,607.1
Operating income	143.0	96.1	177.0

In the fourth quarter of 2002 and 2001, the Company received approximately $72 million and $62 million, respectively, for claims filed under the Continued Dumping and Subsidy Offset Act of 2000 on behalf of a subsidiary in the Engineered Solutions Segment.  The antidumping duty is levied when the U.S. Department of Commerce determines that imported products are being sold in the United States at less than fair value causing material injury to a United States industry.  Operating income and other income (expense), net of reserves, includes approximately $38 million and $33 million, respectively, in 2002, and approximately $25 million and $25 million, respectively, in 2001.

Prior to the sale of the Engineered Solutions Business, management examined the Engineered Solutions' operations and determined that the geographical realignment of the manufacturing footprint was critical to achieve its strategic objectives.  To enable the Business to compete on a global scale, an Eastern European manufacturing plant was opened.  Manufacturing facilities became a focus to improve production efficiencies and decrease manufacturing operating costs.  The approved actions were as follows:

-    Close one manufacturing location in the U.S.
-    Terminate 1,365 employees.

As of December 31, 2002, the specified manufacturing location was closed, and 1,180 employees were terminated, with an additional 185 expected by the end of the second quarter of 2003.

A reconciliation of the restructuring reserve for the Phase I and Phase II programs is as follows:

	Employee		Facility
	termination costs		exit costs		Total

In millions	Phase I	Phase II	Phase I	Phase II	Phase I	Phase II

Balance at December 31, 2001	$ 1.1	$ 2.7	$ -	$ -	$ 1.1	$ 2.7
Provision	0.7	2.1	-	0.2	0.7	2.3
Cash payments	(1.8)	(4.5)	-	-	(1.8)	(4.5)
Non-cash write-off	-	-	-	(0.2)	-	(0.2)

Balance at December 31, 2002	$ -	$ 0.3	$ -	$ -	$ -	$ 0.3

During the current year, Engineered Solutions recorded restructure expense of $3.0 million for severance and equipment write-offs.  The severance benefits accrued of $2.8 million are for two projects, hourly employee reductions and reductions due to the consolidation of functions.  Equipment write-offs of $0.2 million relate to a manufacturing outsourcing project.

NOTE 4 - ACQUISITIONS OF BUSINESSES
In 2002, the Company acquired 10 entities, including partial interests in joint ventures, for cash of $112.7 million.  The major acquisitions are as follows:

-    In the first quarter of 2002, the Company acquired a 30% interest in CISA S.p.A. (CISA), a European manufacturer of mechanical and electronic security products, for approximately $60 million.  CISA operates worldwide and will enable the Company to provide customers with a complete portfolio of security products in the Americas, the European and Asia Pacific markets.

-    In June 2002, the Company acquired Electronic Technologies Corporation (ETC), based in Dover Plains, New York, for approximately $22 million.  ETC provides specialty security systems integration, serving as a single source for integrating a facility's access control, closed circuit television and fire/life safety systems.  The final purchase price may be increased by approximately $15 million based upon certain future operating goals as specified in the contract.

In June 2000, the Company acquired Hussmann for approximately $1.7 billion in cash after consideration of amounts paid for outstanding stock options, debt retirement, employee contracts and transaction costs. Hussmann's business is the design, production, installation and service of merchandising and refrigeration systems for the global food industry. Hussmann is included in the Climate Control Segment.

The results of Hussmann's operations have been included in the consolidated financial statements from acquisition date. The following unaudited pro forma consolidated results for the year ended December 31, 2000 reflect the acquisition as though it occurred at the beginning of the year after adjustments for interest on acquisition debt, and depreciation and amortization of assets, including goodwill:

In millions except per share amounts	2000

Sales	$ 9,046.0
Net earnings	614.1
Continuing operations
Basic earnings per common share	$ 2.37
Diluted earnings per common share	2.35

The above pro forma results are not necessarily indicative of what the actual results would have been had the acquisition occurred at the beginning of the respective period.  Further, the pro forma results are not intended to be a projection of future results of the combined companies.

As part of the acquisition process, the Company determined that significant synergies could be achieved through the consolidation of manufacturing facilities and the reduction of excess manufacturing and selling and administrative employees.  The Company realized lower costs and improved customer service as a result of these actions.  The following initiatives were identified to achieve these synergies.

U.S. & Canada
Four facilities were consolidated into other U.S. plants, which manufacture similar products.  One closure was completed in December 2000 and the other closures were completed in the first half of 2002.

International Operations
-    Mexico - one corporate office and two manufacturing facilities were closed. All three of these locations were combined into an existing Hussmann Mexican facility.
-    U.K. - closure of one manufacturing facility.  Numerous sales offices were closed and certain facilities were merged into existing Company facilities.
-    Spain - closure of one manufacturing facility. Operations were combined with existing facilities or outsourced.

The international plant closures were completed by December 31, 2001.

The costs incurred relating to each of the above restructurings included involuntary employee termination benefits and relocation costs, lease exit costs, and equipment write-offs.

During the first half of 2001, Hussmann recorded $43 million of additional restructuring liabilities to goodwill.  These additional amounts were recorded due to the finalization of exit plans of the remaining facilities identified at acquisition in accordance with the integration plan. Additionally, in accordance with EITF 95-3, "Recognition of Liabilities in Connection with a Purchase Business Combination," costs exceeding the amounts originally recorded as liabilities required an adjustment to increase the liability and were identified within one year of the acquisition date, and therefore recorded as part of the acquisition price.

The total number of employees terminated as part of the above restructuring plans was approximately 1,500.  These terminations affected both the salaried and hourly employee groups.

The restructuring has been substantially completed as of December 31, 2002, and the reserves have been utilized, except those relating to ongoing lease commitments.  All facility exit costs, except for ongoing lease commitments, have been paid by December 31, 2002.  Ongoing lease commitments will extend through 2016, unless subleased.

A reconciliation of the restructuring reserve is as follows:

Employee
	termination	Facility
In millions	costs	exit costs	Total

Balance at December 31, 2001	$ 12.1	$ 23.1	$ 35.2
Cash payments	(12.1)	(10.3)	(22.4)

Balance at December 31, 2002	$ -	$ 12.8	$ 12.8

In February 2000, the Company completed the purchase of the 51% of Dresser-Rand not previously owned by acquiring the joint venture partner's share for a net purchase price of approximately $543.0 million in cash.

NOTE 5 - DISPOSITIONS
During 2000, the Company sold the Compression Services Business of Dresser-Rand for a gain of $50.4 million, as well as the Corona Clipper Business for approximately $43.0 million, which approximated book value. The Company also sold its interests in three joint ventures relating to the manufacture of full steering-column assemblies for approximately $37.0 million in cash. In August 2000, the Company sold IDP for $775.0 million. (See Note 3)

NOTE 6 - INVENTORIES
At December 31, inventories were as follows:

In millions	2002	2001

Raw materials and supplies	$ 307.1	$ 272.4
Work-in-process	361.4	344.9
Finished goods	628.7	635.6

	1,297.2	1,252.9
Less - LIFO reserve	107.4	109.0

Total	$ 1,189.8	$ 1,143.9

Work‑in‑process inventories are stated after deducting customer progress payments of $234.0 million in 2002 and $139.5 million in 2001. At December 31, 2002 and 2001, LIFO inventories comprised approximately 27% and 33%, respectively, of inventories. There were no material liquidations of LIFO layers for all periods presented.

NOTE 7 - GOODWILL AND OTHER INTANGIBLE ASSETS
Effective January 1, 2002, the Company adopted Statement of Financial Accounting Standard (SFAS) No. 142, "Goodwill and Other Intangible Assets."  Under the provisions of this standard, goodwill and intangible assets deemed to have indefinite lives are no longer subject to amortization, but rather are tested for impairment at least annually.  All other intangible assets are to be amortized over their estimated useful lives.

Step one of the impairment testing required under SFAS No. 142 was completed by June 30, 2002. Under step one of the impairment test, all reporting units were identified in accordance with the guidance of SFAS No. 142 and SFAS No. 131, "Disclosures About Segments of an Enterprise and Related Information."  The January 1, 2002 carrying value of the reporting units was then compared to the fair value of the reporting units.  Fair value was computed by utilizing a discounted cash flow model.  Upon completion of the comparison of the values of the reporting units, it was determined that the carrying value of the Thermo King reporting unit of the Climate Control Segment was in excess of its fair value.

Step two of the impairment test, which compares the implied fair value of the reporting unit goodwill with the carrying amount of that goodwill, was then completed.  The implied fair value of goodwill was determined by allocating the fair value of the reporting unit to all the assets and liabilities (including unrecognized intangible assets) as if the reporting unit had been acquired in a business combination and the fair value of the reporting unit was the price paid to acquire the reporting unit.  This resulted in a goodwill impairment charge of $864.4 million being recorded.  As required by SFAS No. 142, this charge, $634.5 million, net of tax, was recognized as a cumulative effect of a change in accounting principle retroactive to January 1, 2002.

The following is a reconciliation of previously reported financial information to adjusted amounts excluding amortization expense relating to goodwill and other intangible assets deemed to have indefinite lives, which are no longer being amortized:

	2001			2000

	Earnings			Earnings
	from	Basic	Diluted	from	Basic	Diluted
	continuing	earnings	earnings	continuing	earnings	earnings
In millions except per share amounts	operations	per share	per share	operations	per share	per share

As reported	$ 182.1	$ 1.10	$ 1.09	$ 437.3	$ 2.71	$ 2.69
Goodwill amortization expense,
net of tax	115.1	0.70	0.70	120.1	0.75	0.74
Other intangible asset amortization
expense, net of tax	1.8	0.01	0.01	-	-	-

Adjusted	$ 299.0	$ 1.81	$ 1.80	$ 557.4	$ 3.46	$ 3.43

The changes in the carrying amount of goodwill for 2002 are as follows:

	Balance at	Reclassifications	Additions and			Balance at
	December 31,	to intangible	adjustments	Translation	Impairment	December 31,
In millions	2001	assets*	to goodwill**	adjustments	charge	2002

Climate Control	$ 3,336.1	$ (25.9)	$ 22.7	$ 7.8	$ (864.4)	$ 2,476.3
Industrial Solutions:						-
Air & Productivity Solutions	102.0	-	2.2	4.5	-	108.7
Dresser-Rand	24.4	-	-	-	-	24.4
Infrastructure	885.1	-	4.8	5.2	-	895.1
Security & Safety	459.9	(8.6)	12.9	36.8	-	501.0

Total	$ 4,807.5	$ (34.5)	$ 42.6	$ 54.3	$ (864.4)	$ 4,005.5

*Upon acquisition of a new business, the Company records the excess purchase price to goodwill until final valuations are completed to further disaggregate the amount.

** Represents goodwill related to current year acquisitions or adjustments as a result of final allocations of purchase price.

The following table sets forth the gross amount and accumulated amortization of the Company's intangible assets at December 31:

	2002		2001

	Gross	Accumulated	Gross	Accumulated
In millions	amount	amortization	amount	amortization

Customer relationships	$ 383.7	$ 24.5	$ 380.0	$ 14.6
Installed service base	235.8	16.8	235.8	10.9
Software	101.4	16.6	82.2	3.6
Trademarks	7.1	5.9	152.7	4.9
Other	62.1	28.9	58.4	27.0

Total amortizable intangible assets	790.1	92.7	909.1	61.0
Total indefinite lived intangible assets - trademarks	193.5	-	-	-

Total	$ 983.6	$ 92.7	$ 909.1	$ 61.0

During 2002, the Company recorded software in the amount of $17.9 million, customer relationships in the amount of $3.7 million and a covenant not to compete in the amount of $1.3 million with weighted average amortization periods of 4.1 years, 17.4 years and 5 years, respectively.  In addition, the Company acquired an indefinite lived trademark in the amount of $4.2 million.

Amortization related to goodwill was $130.9 million in 2001 and $135.3 million in 2000.  Other intangible asset amortization expense for 2002, 2001, and 2000 was $35.2 million, $24.3 million, and $3.5 million, respectively.

Estimated intangible asset amortization expense for each of the next five fiscal years is expected to be $39.9 million in 2003, $39.4 million in 2004, $37.7 million in 2005, $36.6 million in 2006, and $24.5 million in 2007.

NOTE 8 - FINANCIAL INSTRUMENTS
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

SFAS 133, "Accounting for Derivative Instruments and Hedging Activities," and its amendments, became effective for the Company on January 1, 2001. The statement requires all derivatives to be recognized as assets or liabilities on the balance sheet and measured at fair value.  Changes in the fair value of derivatives will be recognized in earnings or other comprehensive income, depending on the designated purpose of the derivative.  If a derivative qualifies for cash flow hedge accounting, the effective portion of changes in fair value is recorded temporarily in other comprehensive income, and is then recognized in earnings along with the related effects of the hedged items.  If a derivative qualifies for fair value hedge accounting, the changes in fair value of the derivative and the hedged item are recognized currently in earnings.  Derivatives not designated as hedges primarily consist of options and forward contracts.  Although these instruments are effective as hedges from an economic perspective, they do not qualify for hedge accounting under SFAS No. 133, as amended.  The estimated fair value of foreign currency forward contracts outstanding at December 31, 2002, was a loss of $3.6 million.

The Company purchases on a limited basis commodity contracts to hedge the costs of metals used in its products.  Gains and losses on the derivatives are included in cost of sales in the same period as the hedged transaction.

The following table summarizes outstanding commodity contracts all of which mature in 2003:

	Contract	Contract
	amount	quantity
	(in millions)	(in 000 lbs.)

Aluminum	$ 6.6	9.9
Copper	0.5	0.7
Zinc	2.1	5.5

Total	$ 9.2	16.1

The fair value of outstanding commodity contracts at December 31, 2002 was a loss of $ 0.4 million.

Included in accumulated other comprehensive income at December 31, 2002, is $2.7 million related to the fair value of derivatives qualifying as cash flow hedges, of which $1.6 million is expected to be reclassified to earnings over the twelve month period ending December 31, 2003, while $1.1 million, related to an interest rate swap used as a cash flow hedge of the forecasted issuance of debt that occurred in the second quarter of 2001, will be reclassified to earnings over the next three years.  The actual amounts that will be reclassified to earnings over the next twelve months will vary from this amount as a result of changes in market conditions.  The losses recognized in earnings related to the discontinuance of cash flow hedges and ineffectiveness of cash flows hedges for the year ended December 31, 2002, were immaterial.  Fair values of forward contracts are based on dealer quotes at the respective reporting dates. At December 31, 2002, the maximum term of derivative instruments that hedge forecasted transactions, for foreign currency and commodity hedges, was twelve months.

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

NOTE 9 - DEBT AND CREDIT FACILITIES
At December 31, loans payable consisted of the following:

In millions	2002	2001

Commercial paper	$ 177.3	$ 270.0
Current portion of long-term debt	939.9	192.3
Other short-term borrowings	38.3	99.6

Total	$ 1,155.5	$ 561.9

Excluding current maturities of long-term debt, the weighted average interest rate for short-term debt during 2002 and 2001 was 3.1% and 4.7%, respectively.

At December 31, long-term debt consisted of:

In millions	2002	2001

5.75% Notes Due 2003	$ -	$ 600.0
6 7/8 % Notes Due 2003	-	100.0
5.80% Notes Due 2004	249.9	249.8
6.25% Notes Due 2006	574.5	574.4
9% Debentures Due 2021	125.0	125.0
7.20% Debentures Due 2025	150.0	150.0
6.48% Debentures Due 2025	150.0	150.0
6.391% Debentures Due 2027	200.0	200.0
6.443% Debentures Due 2027	200.0	200.0
Medium-term Notes Due 2004-2028, at an average rate of 6.66%	200.5	296.7
6.75% Senior Notes Due 2008	124.5	124.4
6.29% Securities Due 2003	-	32.5
Medium-term Notes Due 2023, at an average rate of 8.22%	50.2	50.2
Other loans and notes, at end-of-year average interest rates of 2.78%
in 2002 and 3.997% in 2001, maturing in various amounts to 2015	67.5	47.7

Total	$ 2,092.1	$ 2,900.7

The fair value of long-term debt at December 31, 2002 and 2001, was $2,286.1 and $2,996.7, respectively.  Fair value of long-term debt was determined by reference to the December 31, 2002, and 2001, market values of comparably rated debt instruments.

Debt retirements for the next five years are as follows: $939.9 million in 2003, $574.8 million in 2004, $208.6 million in 2005, $587.8 million in 2006 and $275.3 million in 2007.

At December 31, 2002, the Company's committed revolving credit lines consisted of a 364-day line totaling $1.25 billion and a five-year line totaling $1.25 billion.  These lines were unused and provide support for commercial paper and indirectly provide support for other financing instruments, such as letters of credit and comfort letters, as required in the normal course of business.  The Company compensates banks for these lines with fees equal to a weighted average of .08% per annum.  Available foreign lines of credit were $956.4 million, of which $703.7 million were unused at December 31, 2002.  No major cash balances were subject to withdrawal restrictions.

Capitalized interest on construction and other capital projects amounted to $2.8 million, $3.2 million and $3.6 million in 2002, 2001 and 2000, respectively.  Interest income, included in other income (expense), net, was $5.3 million, $10.0 million and $7.6 million in 2002, 2001 and 2000, respectively.

NOTE 10 ‑ COMMITMENTS AND CONTINGENCIES
The Company is involved in various litigations, claims and administrative proceedings, including environmental and product liability matters.  Amounts recorded for identified contingent liabilities are estimates, which are reviewed periodically and adjusted to reflect additional information when it becomes available.  Subject to the uncertainties inherent in estimating future costs for contingent liabilities, management believes that the liability which may result from these legal matters would not have a material adverse effect on the financial condition, results of operations, liquidity or cash flows of the Company.

In assessing its potential environmental liability, the Company bases its estimates on current laws and regulations and current remediation technologies. The Company does not discount its liability or assume any insurance recoveries.

IR-New Jersey, a Company subsidiary, is a defendant in numerous asbestos-related lawsuits in state and federal courts.  In virtually all of the suits a large number of other companies have also been named as defendants.  The claims against IR-New Jersey generally allege injury caused by exposure to asbestos contained in certain of IR-New Jersey's products.  Although IR-New Jersey was neither a producer nor a manufacturer of asbestos, some of its formerly manufactured products utilized asbestos-containing components such as gaskets purchased from third-party suppliers.

In assessing its potential asbestos liability, the Company bases its estimates on current laws, an assessment of the nature of current claims, its claims settlement experience and insurance coverage.  All claims resolved to date have been dismissed or settled, and IR-New Jersey's average settlement amount per claim has been nominal.  The Company believes that its reserves and insurance are adequate to cover its asbestos liabilities and the costs of defending against them.

See also the discussion under Management's Discussion and Analysis of Financial Condition and Results of Operations, Environmental and Asbestos Matters.

The Company sells product on a continuous basis under various arrangements through institutions that provide leasing and product financing alternatives to retail and wholesale customers. Under these arrangements, the Company is contingently liable for loan guarantees and residual values of equipment of approximately $29.2 million including consideration of ultimate net loss provisions. The risk of loss to the Company is minimal, and historically, only immaterial losses have been incurred relating to these arrangements since the fair value of the underlying equipment that serves as collateral is generally in excess of the contingent liability. Management believes these guarantees will not adversely affect the consolidated financial statements.

Beginning in 2005, the Company could be required to purchase its partners interest in a joint venture. Currently, the Company is unable to provide the maximum potential future payment since it is contingent upon the future operating performance of the joint venture.

The Company has remained contingently liable for approximately $51.6 million relating to performance bonds associated with prior sale of products of IDP, which the Company divested in 2000.  The acquirer of IDP is the primary obligor under these performance bonds, however, should the acquirer default under these arrangements the Company would be required to satisfy these financial obligations. The Company estimates that $36.4 million of the obligation will expire during 2003.  The remainder extends through 2008.

The Company is contingently liable for customs duties in certain non-U.S. countries which totaled $10.8 million at December 31, 2002.  These amounts are not accrued as the Company intends on exporting the product to another country for final sale.  In the normal course of business, the Company has issued several third party guarantees, on behalf of suppliers, distributors and a joint venture partner, which were less than $10 million at December 31, 2002.

The following table represents the changes in the product warranty liability for 2002:

In millions

Balance at December 31, 2001	$ 119.8
Reductions for payments	(124.2)
Changes for accruals issued during the current period	117.2
Changes for accruals related to preexisting warranties	23.2

Balance at December 31, 2002	$ 136.0

Certain office and warehouse facilities, transportation vehicles and data processing equipment are leased. Total rental expense was $81.8 million in 2002, $100.8 million in 2001 and $76.8 million in 2000. Minimum lease payments required under noncancellable operating leases with terms in excess of one year for the next five years and thereafter, are as follows: $77.8 million in 2003, $60.2 million in 2004, $44.8 million in 2005, $26.6 million in 2006, $20.2 million in 2007 and $29.7 million thereafter.

NOTE 11 - SALES OF RECEIVABLES
The FASB issued Statement of Financial Accounting Standards ("SFAS") No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities," which became effective for the Company on March 31, 2001.  The statement revises the accounting standards for securitizations and other transfers of financial assets and collateral and requires certain disclosures.  This statement is effective for transfers and servicing of financial assets and extinguishments of liabilities occurring after March 31, 2001.  Adoption of SFAS No. 140 had no effect on the Company's consolidated financial position, consolidated results of operations, or liquidity.

The Company has agreements under which several of its operating subsidiaries sell a defined pool of trade accounts receivable to two wholly owned special purpose subsidiaries of the Company.  The subsidiaries are separate legal entities that hold these receivables and sell undivided interests in such accounts receivable to financiers who, in turn, purchase and receive ownership and security interests in those receivables.  As collections reduce accounts receivable included in the pool, the operating subsidiaries sell new receivables to the special purpose subsidiaries.  Any sales of receivables from the special purpose subsidiaries to the third-party financiers are without recourse and are treated as sales of receivables and not included in the Company's Balance Sheet.  The special purpose subsidiaries have some risk of credit loss on the receivables and, accordingly, the appropriate allowance for doubtful accounts has been retained in the Consolidated Balance Sheet. The operating subsidiaries retain collection and administrative responsibilities for the participating interests in the defined pool.  The availability under the programs in 2002 is $300 million. At December 31, 2002, 2001 and 2000, $300 million, $275 million and $210 million, respectively, were utilized under the program.  Increases under the program are reflected as operating activities in the Consolidated Statement of Cash Flows.  The proceeds of sale are less than the face amount of accounts receivable sold by an amount to issue commercial paper backed by these accounts receivable.  The discount from the face amount is accounted for as a loss on the sale of receivables and has been included in other income (expense), net, in the Consolidated Statement of Income, and amounted to $6.0 million, $10.6 million and $11.4 million in 2002, 2001 and 2000, respectively.  The weighted average discount rate was 2.2%, 4.7% and 6.2% during the years 2002, 2001 and 2000, respectively.

The agreements between the special purpose corporations and the financial institutions do not have a predefined expiration date.  The Company is retained as the servicer of the pooled receivables.  During 2002, 2001 and 2000, such sales of receivables amounted to $1,975.5 million, $1,439.0 million and $753.0 million, respectively.  As of December 31, 2002, the Company had no significant concentrations of credit risk in trade receivables due to the large number of customers, which comprised its receivables base and their dispersion across different industries and countries.

Receivables, excluding the designated pool of accounts and note receivable, sold during 2002 and 2001 with recourse amounted to $144.5 million and $310.7 million, respectively.  At December 31, 2002 and 2001, $64.5 million and $115.6 million, respectively, of such receivables sold remained uncollected and on the Consolidated Balance Sheet.

NOTE 12 - EQUITY-LINKED SECURITIES
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

In May 2001, equity-linked securities in the amount of $402.5 million of Ingersoll-Rand Financing I, a Delaware statutory business trust of IR-New Jersey, were exchanged for 8.3 million shares of common stock issued by IR-New Jersey in accordance with common stock purchase contracts issued by IR-New Jersey.  Following the completion of these exchanges, $32.5 million of securities remain outstanding and will mature in May 2003.

NOTE 13 ‑ COMMON STOCK
Effective December 31, 2001, IR-Limited became the successor to IR-New Jersey, following a corporate reorganization. The reorganization was accomplished through a merger of a newly-formed merger subsidiary into IR-New Jersey. Upon consummation of the merger the shares of IR-New Jersey common stock automatically became IR-Limited Class A common shares.  As part of the reorganization, IR-New Jersey and certain of its subsidiaries, immediately prior to the merger transferred shares of certain IR-New Jersey subsidiaries and issued certain debt in exchange for which IR-Limited issued 135,250,003 Class B common shares.  The Class B common shares are non-voting and will pay comparable dividends to the Class A common shares.  The authorized share capital of IR-Limited is $1,175,010,000, consisting of (1) 1,175,000,000 common shares, par value $1.00 per share, which common shares consist of (a) 600,000,000 Class A common shares and (b) 575,000,000 Class B common shares, and (2) 10,000,000 preference shares, par value $0.001 per share, which preference shares consist of 600,000 Series A preference shares and such other series of preference shares as may be designated from time to time with the respective rights and restrictions determined by the board of directors.  Class A common shares (and associated preference share purchase rights) were issued to holders of IR-New Jersey common stock in the merger.  None of the preference shares were outstanding at December 31, 2002.

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

NOTE 14 - LEVERAGED EMPLOYEE STOCK OWNERSHIP PLAN
The Company sponsors a Leveraged Employee Stock Ownership Plan (LESOP) for eligible employees.  The LESOP was used to fund certain employee benefit plans. At December 31, 2001, the LESOP had allocated all shares to employee accounts.

NOTE 15 ‑ INCENTIVE STOCK PLANS
Under the Company's Incentive Stock Plans, key employees have been granted options to purchase Class A common shares at prices not less than the fair market value at the date of the grant.  Options issued before December 31, 1998, became exercisable one year after the date of the grant and expire at the end of 10 years.  Options issued after January 1, 1999, generally become exercisable ratably over a three-year period from their date of grant and expire at the end of 10 years.  Some options granted to certain executives have additional vesting provisions that are contingent upon a future closing stock price maintained for a 90 day period commencing no later than December 31, 2003.  The plans, approved by shareholders in 1990, 1995 and 1998, also authorize stock appreciation rights (SARs) and stock awards, which result in compensation expense.

Under SFAS No. 123, compensation cost for the applicable provisions of the Company's incentive stock plans would be determined based upon the fair value at the grant date for awards issued since 1996. Applying this methodology would have reduced net earnings and diluted earnings per share by approximately $27.9 million and $0.16 per share for 2002; $30.5 million and $0.18 per share for 2001; and $16.7 million and $0.10 per share for 2000.

The average fair values of the options granted during 2002, 2001 and 2000 were estimated at $15.15, $14.60, and $16.89, respectively, on the date of grant, using the Black-Scholes option-pricing model, which included the following assumptions:

	2002	2001	2000

Dividend yield	1.61%	1.65%	1.32%
Volatility	38.85%	37.59%	34.31%
Risk-free interest rate	4.69%	5.01%	6.45%
Expected life	5 years	5 years	4 years

Changes in options outstanding under the plans were as follows:

	Shares				Weighted
	subject	Option price			average
	to option	range per share			exercise price

December 31, 1999	7,340,857	$ 15.13	-	$ 69.75	$ 39.35
Granted	2,626,785	37.63	-	53.03	51.41
Exercised	(243,499)	15.13	-	42.31	28.78
Cancelled	(392,630)	20.67	-	62.59	46.77

December 31, 2000	9,331,513	$ 15.13	-	$ 69.75	$ 42.75
Granted	4,245,465	40.42	-	49.14	41.31
Exercised	(346,266)	15.13	-	42.31	27.52
Cancelled	(159,736)	33.67	-	53.03	49.40

December 31, 2001	13,070,976	$ 20.67	-	$ 69.75	$ 42.77
Granted	2,045,685	36.84	-	50.35	42.28
Exercised	(1,111,264)	20.67	-	53.03	33.03
Cancelled	(582,346)	20.67	-	65.41	45.53

December 31, 2002	13,423,051	$ 21.63	-	$ 69.75	$ 43.39

At December 31, 2002, there were 853,980 SARs outstanding with no stock options attached.  The Company has reserved 6,813,639 shares for future awards at December 31, 2002.

The following table summarizes information concerning currently outstanding and exercisable options:

				Options outstanding		Options exercisable

			Number	Weighted	Weighted	Number	Weighted
Range of			outstanding	average	average	exercisable	average
exercise price			at 12/31/02	remaining life	exercise price	at 12/31/02	exercise price

$ 21.63	-	$ 33.67	1,772,950	3.11	$ 27.92	1,772,950	$ 27.92
36.85	-	40.47	126,100	6.86	39.90	79,962	40.40
40.53	-	40.53	2,668,769	8.01	40.53	830,663	40.53
40.75	-	41.28	298,727	7.55	40.83	135,932	40.93
41.81	-	41.81	1,723,380	9.01	41.81	-	-
42.31	-	44.23	1,653,983	6.25	42.92	1,499,359	42.86
44.34	-	48.98	603,533	7.39	47.24	389,134	46.72
49.09	-	49.09	1,812,861	5.93	49.09	1,812,861	49.09
49.14	-	51.09	470,100	7.06	50.46	147,693	50.46
53.03	-	69.75	2,292,648	7.03	53.79	1,639,043	54.09

$ 21.63	-	$ 69.75	13,423,051	6.74	$ 43.39	8,307,597	$ 43.28

The weighted average number of shares exercisable and the weighted average exercise prices were 7,066,243 shares at a price of $40.83 for December 31, 2001, and 5,466,455 shares at a price of $36.87 for December 31, 2000.

The Company also maintains a shareholder-approved Management Incentive Unit Award Plan. Under the plan, participating executives are awarded incentive units.  When dividends are paid on Class A common shares, dividends are awarded to unit holders, one-half of which is paid in cash, the remaining half of which is credited to the participant's account in the form of so-called Class A common share equivalents. The fair value of accumulated common share equivalents is paid in cash upon the participant's retirement. The number of common share equivalents credited to participants' accounts at December 31, 2002 and 2001, are 296,388 and 347,177, respectively.

NOTE 16 ‑ INCOME TAXES
Earnings before income taxes for the years ended December 31, were taxed within the following jurisdictions:

In millions	2002	2001	2000

United States	$(154.5)	$ (23.1)	$ 529.3
Non-U.S.	542.2	157.1	134.5

Total	$ 387.7	$ 134.0	$ 663.8

The provision for income taxes was as follows:

In millions	2002	2001	2000

Current tax (benefit) expense:
United States	$ (89.0)	$ (58.6)	$ 180.2
Non-U.S.	39.4	39.8	36.2

Total current	(49.6)	(18.8)	216.4

Deferred tax expense (benefit):
United States	65.6	(23.3)	$ 12.1
Non-U.S.	4.3	(6.0)	(2.0)

Total deferred	69.9	(29.3)	10.1

Total provision (benefit) for income taxes	$ 20.3	$ (48.1)	$ 226.5

The provision for income taxes differs from the amount of income taxes determined by applying the applicable U.S. statutory income tax rate to pretax income, as a result of the following differences:

	Percent of pretax income

	2002	2001	2000

Statutory U.S. rate	35.0%	35.0%	35.0%
Increase (decrease) in rates resulting from:
Amortization of goodwill	-	19.1	3.5
Non-U.S. operations	(22.3)	(59.9)	(1.1)
Foreign sales corporation	(3.6)	(17.0)	(3.5)
State and local income taxes, net of U.S. tax	0.1	(9.0)	2.2
Puerto Rico - Sec 936 Credit	(3.3)	(11.0)	(2.1)
Other	(0.7)	6.8	0.1

Effective tax rate	5.2%	(36.0)%	34.1%

A summary of the deferred tax accounts at December 31, follows:

In millions	2002	2001	2000

Current deferred assets and (liabilities)
Difference between book and tax bases
of inventories and receivables	$ 31.0	$ 27.2	$ 26.8
Difference between book and tax expense for
other employee related benefits and allowances	58.9	66.2	70.3
Other reserves and valuation allowances
in excess of tax deductions	34.5	69.5	108.6
Other differences between tax and
financial statement values	51.4	11.6	11.2

Gross current deferred net tax assets	175.8	174.5	216.9

Noncurrent deferred assets and (liabilities)
Postretirement and postemployment benefits
other than pensions in excess of tax deductions	258.9	276.6	289.2
Other reserves in excess of tax expense	126.8	151.6	126.7
Tax depreciation / amortization in excess of
book depreciation / amortization	(308.2)	(492.4)	(239.4)
Pension contributions in excess of book expense	134.1	(48.0)	(50.4)
Taxes provided by undistributed accumulated
subsidiary earnings	(5.8)	(5.8)	(22.5)

Gross noncurrent deferred net tax
assets and (liabilities)	205.8	(118.0)	103.6

Less: deferred tax valuation allowances	(50.4)	(60.8)	(50.3)

Total net deferred tax assets	$331.2	$ (4.3)	$ 270.2

As of December 31, 2002, the Company has net operating loss carryforwards in various jurisdictions of approximately $599 million, a portion of which will begin to expire in 2022, while the remainder generally have unlimited carryforward periods.  A valuation allowance of $50.4 million has been recorded for a portion of the non-U.S. carryforwards which will likely not be realized.  Approximately $11 million of the net operating loss carryforwards were acquired in business combination transactions and any tax benefit, when realized, will reduce goodwill rather than the income tax provision.

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

In 2001, the Company's U.S. affiliates sold assets to non-U.S. affiliates, which generated Foreign Source Income for U.S. tax purposes. The Foreign Source Income enabled the Company to utilize the Foreign Tax Credits of $44.8 million generated in 2001 and prior periods, which would not have been realizable pursuant to SFAS 109 under the Company's structure prior to the reincorporation. Pursuant to SFAS 109, the tax expense attributable to the income from the intercompany sale of the assets is treated as a deferred tax charge which is being amortized to tax expense over the life of the assets acquired by the non-U.S. affiliates.  In addition, the tax benefit of the U.K. net operating loss, generated in prior years, was not realizable under the Company's previous structure because any U.K. tax benefit would have been offset by a corresponding U.S. tax.  In 2001, the U.K. company was reorganized in a manner which allows the Company to realize the $15 million of tax benefits without such U.S. tax offset.

NOTE 17 - POSTRETIREMENT BENEFITS OTHER THAN PENSIONS
The Company sponsors several postretirement plans that cover certain eligible U. S. employees.  These plans provide for health care benefits and in some instances, life insurance benefits.  Postretirement health plans generally are contributory and adjusted annually.  Life insurance plans for retirees are noncontributory.  In the fourth quarter of 2002, the Company amended its postretirement benefit plans for non-bargaining employees and retirees, effective January 1, 2003.  The amendments eliminated subsidized life insurance for all future retirees.  The amendments also eliminated subsidized postretirement health care benefits for all new hires, as well as all active employees who do not meet certain eligibility requirements as of January 1, 2003.  When eligible employees retire from the Company between ages 55 and 65, they receive, at a cost to the retiree, certain health care benefits similar to those available to active employees.  After attaining age 65, an eligible retiree's health care benefit coverage becomes coordinated with Medicare.  The Company also amended the amount it will subsidize for postretirement health care benefits to a flat dollar cap with cost escalation equally shared between the Company and the retiree.  When the cap is reached, the retiree becomes responsible for all additional cost escalation.  The Company funds the postretirement benefit costs principally on a pay-as-you-go basis.  Approximately $60 million of accrued costs in the balance sheet for both 2002 and 2001 are included in liabilities held for sale.

Summary information on the Company's plans at December 31, was as follows:

In millions	2002	2001

Change in benefit obligations:
Benefit obligation at beginning of year	$ 913.6	$ 730.0
Service cost	9.9	9.9
Interest cost	62.8	56.1
Plan participants' contributions	6.9	4.3
Amendments	(47.5)	-
Actuarial losses	113.1	181.4
Benefits paid	(71.6)	(68.6)
Curtailment and special termination benefits	(8.5)	-
Other	(0.9)	0.5

Benefit obligation at end of year	$ 977.8	$ 913.6

Funded status:
Plan assets less than benefit obligations	$ (977.8)	$ (913.6)
Unrecognized:
Prior service gains	(84.6)	(45.4)
Plan net losses (gains)	234.1	131.4

Accrued costs in the balance sheet	$ (828.3)	$ (827.6)

Weighted-average assumptions:	2002	2001

Discount rate	6.75%	7.25%
Current year medical inflation	11.00%	11.00%
Ultimate inflation rate (2009)	5.25%	5.25%

The components of net periodic postretirement benefits cost for the years ended December 31, were as follows:

In millions	2002	2001	2000

Service cost	$ 9.9	$ 9.9	$ 9.3
Interest cost	62.8	56.1	48.9
Net amortization and deferral (gains)	(0.3)	(4.5)	(4.4)
Curtailment gains	(3.0)	-	-

Net periodic postretirement benefits cost	$ 69.4	$ 61.5	$ 53.8

A 1% change in the medical trend rate assumed for postretirement benefits would have the following effects at December 31, 2002:

In millions	1% Increase	1% Decrease

Effect on total of service and interest cost components	$ 3.7	$ 3.1
Effect on postretirement benefit obligation	53.5	44.0

NOTE 18 ‑ PENSION PLANS
The Company has noncontributory pension plans covering substantially all U.S. employees.  In addition, certain non-U.S. employees in other countries are covered by pension plans.  In the fourth quarter of 2002, the Company amended its U.S. pension plans for all non-collectively bargained employees effective January 1, 2003.  Prior to January 1, 2003, the Company's U.S. salaried plans principally provided benefits based on a career average earnings formula and the Company's hourly pension plans provided benefits under flat benefit formulas.  Effective January 1, 2003, the Company's pension plans for U.S. non-collectively bargained employees will provide benefits on a more modest final average pay formula.  The Company's U.S. collectively bargained pension plans will continue to principally provide benefits based on a flat benefit formula.  Non-U.S. plans provide benefits based on earnings and years of service.  Most of the foreign plans require employee contributions based on the employees' earnings.  In addition, the Company maintains other supplemental benefit plans for officers and other key employees. The Company's policy is to fund an amount, which could be in excess of the pension cost expensed, subject to the limitations imposed by current statutes of tax regulations.

Information regarding the Company's pension plans at December 31, was as follows:

In millions	2002	2001

Change in benefit obligations:
Benefit obligation at beginning of year	$ 2,495.5	$ 2,372.7
Service cost	49.1	47.0
Interest cost	172.8	170.6
Employee contributions	4.6	4.4
Amendments	38.9	8.1
Acquisitions	11.8	10.8
Expenses paid	(3.5)	(3.6)
Actuarial losses	145.5	99.1
Benefits paid	(209.9)	(201.1)
Foreign exchange impact	61.9	(17.5)
Curtailments and other	0.1	5.0

Benefit obligation at end of year	$ 2,766.8	$ 2,495.5

Change in plan assets:
Fair value at beginning of year	$ 2,509.8	$ 2,640.0
Actual return on assets	(179.5)	10.8
Company contributions	51.7	64.2
Employee contributions	4.6	4.4
Acquisitions	8.2	12.7
Expenses paid	(3.5)	(3.6)
Benefits paid	(206.4)	(204.6)
Foreign exchange impact	44.8	(14.2)
Other	-	0.1

Fair value of assets end of year	$ 2,229.7	$ 2,509.8

In millions	2002	2001

Funded status:
Plan assets in excess of benefit obligations	$(537.1)	$ 14.3
Unrecognized:
Net transition asset	5.6	5.1
Prior service costs	86.8	52.4
Plan net losses (gains)	607.5	119.5

Net amount recognized	$ 162.8	$ 191.3

Costs included in the balance sheet:
Prepaid expenses	$ 6.8	$ 270.3
Accrued current and non-current liabilities	(381.8)	(59.4)
Other assets (pension intangible)	71.9	-
Accumulated other comprehensive income	492.5	-
Assets held for sale	0.8	0.6
Liabilities held for sale	(27.4)	(20.2)

Net amount recognized	$ 162.8	$ 191.3

Weighted-average assumptions:
Discount rate:
U.S. plans	6.75%	7.25%
International plans	5.75%	6.00%
Rate of compensation increase:
U.S. plans	4.00%	5.00%
International plans	3.00%	3.50%
Expected return on plan assets:
U.S. plans	8.75%	9.00%
International plans	7.50%	7.75%

The components of the Company's pension related costs (income) for the years ended December 31, include the following:

In millions	2002	2001	2000

Service cost	$ 49.1	$ 47.0	$ 42.6
Interest cost	172.8	170.6	151.7
Expected return on plan assets	(209.5)	(226.7)	(213.5)
Net amortization of unrecognized:
Prior service costs	6.8	6.0	6.1
Transition amount	0.4	0.2	0.7
Plan net (gains) losses	7.8	(4.6)	(8.5)

Net pension (income) cost	27.4	(7.5)	(20.9)
Curtailment losses	9.3	11.2	11.5

Net pension cost (income) after curtailments	$ 36.7	$ 3.7	$ (9.4)

The projected benefit obligation, accumulated benefit obligation, and fair value of plan assets for pension plans with accumulated benefit obligations more than plan assets were $2,726.1 million, $2,609.4 million and $2,194.4 million, respectively, as of December 31, 2002 and $435.7 million, $397.1 million and $317.2 million, respectively, as of December 31, 2001.

Plan investment assets of U.S. plans are balanced between equity securities and cash equivalents or debt securities.  Assets of non-U.S. plans are invested principally in equity securities.

Most of the Company's U.S. employees are covered by savings and other defined contribution plans.  Employer contributions and costs are determined based on criteria specific to the individual plans and amounted to approximately $47.7 million, $44.0 million and $44.7 million in 2002, 2001 and 2000, respectively.  The Company's costs relating to non-U.S. defined contribution plans, insured plans and other non-U.S. benefit plans were $5.3 million, $6.5 million and $6.7 million in 2002, 2001 and 2000, respectively.

NOTE 19 ‑ BUSINESS SEGMENT INFORMATION
The accounting policies of the operating segments are the same as those described in the summary of significant accounting policies except that the operating segments' results are prepared on a management basis that is consistent with the manner in which the Company disaggregates financial information for internal review and decision making.  The Company evaluates performance based on operating income and operating income contribution rates.  Intercompany sales between segments are considered immaterial.  A description of the Company's reportable segments is as follows:

Climate Control is engaged in the design, manufacture, sale and service of transport temperature control units, HVAC systems, refrigerated display merchandisers, beverage coolers, and walk-in storage coolers and freezers.  The Segment includes Thermo King and Hussmann.

Industrial Solutions is composed of a group of businesses focused on providing solutions for customers to enhance industrial efficiency.  Industrial Solutions previously included Engineered Solutions, which due to its sale (see Note 3) is now shown as a discontinued operation.  Industrial Solutions currently consists of the following:

-    Air & Productivity Solutions is engaged in the design, manufacture, sale and service of air compressors, fluid products, microturbines, and industrial tools.  It comprises Air Solutions and Productivity Solutions, and has been aggregated based primarily on the nature of products and services, and the nature of their production processes.

-    Dresser-Rand is engaged in the design, manufacture, sale and service of gas compressors, gas and steam turbines, and generators.

Infrastructure is engaged in the design, manufacture, sale and service of skid-steer loaders, mini-excavators, electric and gasoline powered golf and utility vehicles, portable compressors and light towers, road construction and repair equipment, and a broad line of drills and drill accessories.  It comprises Bobcat, Club Car, Portable Power, Road Development, and Specialty Equipment.

Security & Safety is engaged in the design, manufacture, sale and service of locks, door closers, exit devices, door control hardware, doors and frames, decorative hardware, and electronic and biometric access control systems.

A summary of operations by reportable segments for the years ended December 31, were as follows:

Dollar amounts in millions	2002	2001	2000

Climate Control
Sales	$ 2,466.4	$ 2,438.2	$ 2,002.4
Operating income	137.0	21.7	206.3
Operating income as a percentage of sales	5.6%	0.9%	10.3%
Depreciation and amortization	60.9	148.5	114.5

Industrial Solutions
Air & Productivity Solutions
Sales	1,311.0	1,308.0	1,412.9
Operating income	74.9	52.7	162.5
Operating income as a percentage of sales	5.7%	4.0%	11.5%

Dresser-Rand
Sales	1,024.4	881.3	834.0
Operating income	33.2	21.4	4.6
Operating income as a percentage of sales	3.2%	2.4%	0.6%

Total Industrial Solutions
Sales	2,335.4	2,189.3	2,246.9
Operating income	108.1	74.1	167.1
Operating income as a percentage of sales	4.6%	3.4%	7.4%
Depreciation and amortization	59.7	63.2	61.5

Infrastructure
Sales	2,651.1	2,570.3	2,752.5
Operating income	238.7	219.7	389.7
Operating income as a percentage of sales	9.0%	8.5%	14.2%
Depreciation and amortization	43.3	66.1	66.4

Security & Safety
Sales	1,498.4	1,406.4	1,410.4
Operating income	273.3	230.8	271.6
Operating income as a percentage of sales	18.2%	16.4%	19.3%
Depreciation and amortization	22.6	27.8	35.1

Total sales	$ 8,951.3	$ 8,604.2	$ 8,412.2

Operating income from reportable segments	757.1	546.3	1,034.7
Unallocated corporate expense	(114.0)	(122.8)	(117.0)

Total operating income	$ 643.1	$ 423.5	$ 917.7

Total operating income as a percentage of sales	7.2%	4.9%	10.9%

Depreciation and amortization from reportable segments	186.5	305.6	277.5
Unallocated depreciation and amortization	19.4	12.6	5.9

Total depreciation and amortization	$ 205.9	$ 318.2	$ 283.4

Sales by destination and long-lived assets by geographic area for the years ended December 31 were as follows:

In millions	2002	2001	2000

Sales
United States	$ 5,383.4	$ 5,309.3	$ 5,036.1
Non-U.S.	3,567.9	3,294.9	3,376.1

Total	$ 8,951.3	$ 8,604.2	$ 8,412.2

In millions	2002	2001

Long-lived assets
United States	$ 1,283.9	$ 1,123.4
Non-U.S.	271.7	615.5

Total	$ 1,555.6	$ 1,738.9

NOTE 20 - INGERSOLL-RAND NEW JERSEY
As part of the reorganization IR-Limited guaranteed all of the issued public debt securities of IR-New Jersey.  The subsidiary issuer, IR-New Jersey, is 100% owned by the parent, IR-Limited, the guarantees are full and unconditional, and no other subsidiary of the Company guarantees the securities. The following condensed consolidated financial information for IR-Limited, IR-New Jersey, and all their other subsidiaries is included so that separate financial statements of IR-New Jersey are not required to be filed with the U.S. Securities and Exchange Commission.

As part of the reorganization of December 31, 2001, IR-Limited issued Class B common shares to IR-New Jersey in exchange for a $3.6 billion note and shares of certain IR-New Jersey subsidiaries.  The note, which is due in 2011, has a fixed rate of interest of 11 percent per annum payable semi-annually and imposes certain restrictive covenants upon IR-New Jersey.  The Class B common shares are non-voting and pay dividends comparable to the Class A common shares.  In 2002, IR-Limited contributed the note to a wholly owned subsidiary, which subsequently contributed portions of the note to several other subsidiaries all of which are included in the Other Subsidiaries below.  Accordingly, the subsidiaries of IR-Limited remain creditors of IR New Jersey.

The condensed consolidating financial statements present IR-Limited and IR-New Jersey investments in their subsidiaries using the equity method of accounting.  Intercompany investments in the non-voting Class B common shares are accounted for on the cost method and are reduced by intercompany dividends.  In accordance with generally accepted accounting principles the amounts related to the issuance of the Class B shares have been presented as contra accounts in Shareholders' Equity since the Class B issuance on December 31, 2001.  Balance sheet amounts previously presented as of December 31, 2001 have been reclassified to conform with this presentation.  The notes payable continue to be reflected as a liability on the balance sheet of IR-New Jersey and, accordingly, the notes are enforceable in accordance with its terms.

Condensed Consolidating Balance Sheet
December 31, 2002

	IR-	IR-	Other	Consolidating	IR-Limited
In millions	Limited	New Jersey	Subsidiaries	Adjustments	Consolidated

Current assets:
Cash and cash equivalents	$ -	$ 209.0	$ 133.2	$ -	$ 342.2
Accounts and notes receivable, net	-	113.6	1,291.7	-	1,405.3
Inventories, net	-	136.1	1,053.7	-	1,189.8
Prepaid expenses and deferred income taxes	-	55.2	325.9	-	381.1
Assets held for sale	-	1.4	792.6	-	794.0
Accounts and notes receivable affiliates	1.3	-	10,554.3	(10,555.6)	-

Total current assets	1.3	515.3	14,151.4	(10,555.6)	4,112.4

Investment in affiliates	3,768.6	12,239.1	3,313.6	(19,321.3)	-
Property, plant and equipment, net	-	265.0	1,014.9	-	1,279.9
Intangible assets, net	-	173.3	4,723.1	-	4,896.4
Note receivable affiliate	-	-	-	-	-
Other assets	0.1	(37.8)	558.6	-	520.9

Total assets	$ 3,770.0	$ 13,154.9	$ 23,761.6	$ (29,876.9)	$ 10,809.6

Current liabilities:
Accounts payable and accruals	$ -	$ 104.3	$ 2,243.1	$ -	$ 2,347.4
Loans payable	-	1,073.2	82.3	-	1,155.5
Liabilities held for sale	-	-	295.2	-	295.2
Accounts and note payable affiliates	291.8	3,236.7	7,027.1	(10,555.6)	-

Total current liabilities	291.8	4,414.2	9,647.7	(10,555.6)	3,798.1

Long-term debt	-	1,854.8	237.3	-	2,092.1
Note payable affiliate	-	3,647.4	-	(3,647.4)	-
Other noncurrent liabilities	-	95.6	1,345.6	-	1,441.2

Total liabilities	291.8	10,012.0	11,230.6	(14,203.0)	7,331.4

Shareholders' equity:
Class A common shares	169.2	-	-	-	169.2
Class B common shares	135.3	-	-	(135.3)	-
Common shares	-	-	2,362.8	(2,362.8)	-
Other shareholders' equity	8,551.7	4,040.8	15,034.2	(23,804.6)	3,822.1
Accumulated other comprehensive income	(191.6)	(418.9)	(158.6)	256.0	(513.1)

	8,664.6	3,621.9	17,238.4	(26,046.7)	3,478.2
Less: Contra account	(5,186.4)	(479.0)	(4,707.4)	10,372.8	-

Total shareholders' equity	3,478.2	3,142.9	12,531.0	(15,673.9)	3,478.2

Total liabilities and equity	$ 3,770.0	$ 13,154.9	$ 23,761.6	$ (29,876.9)	$ 10,809.6

Condensed Consolidating Balance Sheet
December 31, 2001

	IR-	IR-	Other	Consolidating	IR-Limited
In millions	Limited	New Jersey	Subsidiaries	Adjustments	Consolidated

Current assets:
Cash and cash equivalents	$ -	$ 23.4	$ 90.6	$ -	$ 114.0
Accounts and notes receivable, net	-	128.3	1,231.5	-	1,359.8
Inventories, net	-	134.8	1,009.1	-	1,143.9
Prepaid expenses and deferred income taxes	-	57.8	263.4	-	321.2
Assets held for sale	-	-	760.2	-	760.2
Accounts and notes receivable affiliates	-	-	2,957.9	(2,957.9)	-

Total current assets	-	344.3	6,312.7	(2,957.9)	3,699.1

Investment in affiliates	3,916.6	12,825.5	3,916.6	(20,658.7)	-
Property, plant and equipment, net	-	238.9	1,050.6	-	1,289.5
Intangible assets, net	-	123.4	5,532.2	-	5,655.6
Note receivable affiliate	-	-	-	-	-
Other assets	-	218.1	271.5	-	489.6

Total assets	$ 3,916.6	$ 13,750.2	$ 17,083.6	$ (23,616.6)	$ 11,133.8

Current liabilities:
Accounts payable and accruals	$ -	$ 319.3	$ 1,853.0	$ -	$ 2,172.3
Loans payable	-	449.7	112.2	-	561.9
Liabilities held for sale	-	-	249.3	-	249.3
Accounts and note payable affiliates	-	2,650.0	307.9	(2,957.9)	-

Total current liabilities	-	3,419.0	2,522.4	(2,957.9)	2,983.5

Long-term debt	-	2,650.6	250.1	-	2,900.7
Note payable affiliate	-	3,647.4	-	(3,647.4)	-
Other noncurrent liabilities	-	116.6	1,216.4	-	1,333.0

Total liabilities	-	9,833.6	3,988.9	(6,605.3)	7,217.2

Shareholders' equity:
Class A common shares	168.0	-	-	-	168.0
Class B common shares	135.3	-	-	(135.3)	-
Common shares	-	-	2,362.8	(2,362.8)	-
Other shareholders' equity	8,891.6	4,526.0	15,787.9	(25,135.5)	4,070.0
Accumulated other comprehensive income	-	(122.8)	(264.3)	65.7	(321.4)

	9,194.9	4,403.2	17,886.4	(27,567.9)	3,916.6
Less: Contra account	(5,278.3)	(486.6)	(4,791.7)	10,556.6	-

Total shareholders' equity	3,916.6	3,916.6	13,094.7	(17,011.3)	3,916.6

Total liabilities and equity	$ 3,916.6	$ 13,750.2	$ 17,083.6	$ (23,616.6)	$ 11,133.8

Condensed Consolidating Income Statement
For the year ended December 31, 2002

	IR-	IR-	Other	Consolidating	IR-Limited
In millions	Limited	New Jersey	Subsidiaries	Adjustments	Consolidated

Net sales	$ -	$ 1,248.3	$ 7,703.0	$ -	$ 8,951.3
Cost of goods sold	(0.3)	962.5	5,864.3	-	6,826.5
Selling and administrative expenses	-	275.3	1,164.5	-	1,439.8
Restructuring charges	-	16.9	25.0	-	41.9

Operating income	0.3	(6.4)	649.2	-	643.1
Equity earnings in affiliates (net of tax)
before the cumulative effect of change in
accounting principle	363.2	332.9	(39.2)	(656.9)	-
Interest expense	-	(186.6)	(43.7)	-	(230.3)
Intercompany interest and fees	97.3	(365.6)	268.3	-	-
Other income (expense), net	0.2	(38.2)	27.3	-	(10.7)
Minority interests	-	-	(14.4)	-	(14.4)

Earnings before income taxes	461.0	(263.9)	847.5	(656.9)	387.7
(Benefit) provision for income taxes	-	(224.7)	245.0	-	20.3

Earnings (loss) from continuing operations	461.0	(39.2)	602.5	(656.9)	367.4
Discontinued operations, net of tax	-	-	93.6	-	93.6

Earnings (loss) before cumulative effect
of change in accounting principle	461.0	(39.2)	696.1	(656.9)	461.0
Cumulative effect of change in accounting
principle, net of tax	(634.5)	(634.5)	(634.5)	1,269.0	(634.5)

Net (loss) earnings	$ (173.5)	$ (673.7)	$ 61.6	$ 612.1	$ (173.5)

Condensed Consolidating Income Statement
For the year ended December 31, 2001

	IR-	IR-	Other	Consolidating	IR-Limited
In millions	Limited	New Jersey	Subsidiaries	Adjustments	Consolidated

Net sales	$ -	$ 1,200.0	$ 7,404.2	$ -	$ 8,604.2
Cost of goods sold	-	892.5	5,844.0	-	6,736.5
Selling and administrative expenses	-	248.9	1,121.6	-	1,370.5
Restructuring charges	-	25.5	48.2	-	73.7

Operating income	-	33.1	390.4	-	423.5
Equity earnings in affiliates (net of tax)	-	336.9	-	(336.9)	-
Interest expense	-	(203.0)	(46.3)	-	(249.3)
Intercompany interest and fees	-	(17.6)	17.6	-	-
Other income (expense), net	-	(81.4)	61.9	-	(19.5)
Minority interests	-	-	(20.7)	-	(20.7)

Earnings before income taxes	-	68.0	402.9	(336.9)	134.0
(Benefit) provision for income taxes	-	(178.2)	130.1	-	(48.1)

Earnings (loss) from continuing operations	-	246.2	272.8	(336.9)	182.1
Discontinued operations, net of tax	-	-	64.1	-	64.1

Net earnings (loss)	$ -	$ 246.2	$ 336.9	$(336.9)	$ 246.2

Condensed Consolidating Income Statement
For the year ended December 31, 2000

	IR-	IR-	Other	Consolidating	IR-Limited
In millions	Limited	New Jersey	Subsidiaries	Adjustments	Consolidated

Net sales	$ -	$ 1,302.2	$ 7,110.0	$ -	$ 8,412.2
Cost of goods sold	-	845.1	5,384.5	-	6,229.6
Selling and administrative expenses	-	212.8	975.9	-	1,188.7
Restructuring charges	-	35.5	40.7	-	76.2

Operating income	-	208.8	708.9	-	917.7
Equity earnings in affiliates (net of tax)	-	725.8	-	(725.8)	-
Interest expense	-	(219.3)	(32.1)	-	(251.4)
Intercompany interest and fees	-	(42.1)	42.1	-	-
Other income (expense), net	-	(68.0)	105.3	-	37.3
Minority interests	-	-	(39.8)	-	(39.8)

Earnings before income taxes	-	605.2	784.4	(725.8)	663.8
(Benefit) provision for income taxes	-	(64.2)	290.7	-	226.5

Earnings (loss) from continuing operations	-	669.4	493.7	(725.8)	437.3
Discontinued operations, net of tax	-	-	232.1	-	232.1

Net earnings (loss)	$ -	$ 669.4	$ 725.8	$(725.8)	$ 669.4

Condensed Consolidating Statement of Cash Flows
For the year ended December 31, 2002

	IR-	IR-	Other	Consolidating	IR-Limited
In millions	Limited	New Jersey	Subsidiaries	Adjustments	Consolidated

Net cash provided by operating activities	$ 170.0	$ 366.2	$ 63.2	$ -	$ 599.4

Cash flows from investing activities:
Capital expenditures	-	(19.7)	(103.2)	-	(122.9)
Investments and acquisitions, net of cash	-	(2.8)	(109.9)	-	(112.7)
Decrease in marketable securities	-	-	5.5	-	5.5
Proceeds from sale of property, plant and
equipment	-	6.8	38.0	-	44.8
Other, net	-	-	(2.1)	-	(2.1)

Net cash used in investing activities	-	(15.7)	(171.7)	-	(187.4)

Cash flows from financing activities:
Net change in debt	-	(172.5)	(45.4)	-	(217.9)
Dividends paid	(206.8)	7.6	84.3	-	(114.9)
Proceeds from the exercise of stock options	36.8	-	-	-	36.8

Net cash (used in) provided by financing
activities	(170.0)	(164.9)	38.9	-	(296.0)

Net cash provided by discontinued operations	-	-	109.4	-	109.4

Effect of exchange rate changes on cash and
cash equivalents	-	-	2.8	-	2.8

Net increase in cash and cash equivalents	-	185.6	42.6	-	228.2
Cash and cash equivalents - beginning of
period	-	23.4	90.6		114.0

Cash and cash equivalents - end of period	$ -	$ 209.0	$133.2	$ -	$ 342.2

Condensed Consolidating Statement of Cash Flows
For the year ended December 31, 2001

	IR-	IR-	Other	Consolidating	IR-Limited
In millions	Limited	New Jersey	Subsidiaries	Adjustments	Consolidated

Net cash provided by operating activities	$ -	$ 213.0	$ 326.3	$ -	$ 539.3

Cash flows from investing activities:
Capital expenditures	-	(21.5)	(135.9)	-	(157.4)
Investments and acquisitions, net of cash	-	(9.2)	(149.1)	-	(158.3)
Proceeds from business dispositions	-	-	17.5	-	17.5
Decrease in marketable securities	-	103.9	(6.7)	-	97.2
Proceeds from sale of property, plant and
equipment	-	-	37.8	-	37.8
Other, net	-	-	11.7	-	11.7

Net cash provided by (used in) investing activities	-	73.2	(224.7)	-	(151.5)

Cash flows from financing activities:
Net change in debt	-	(86.9)	(127.2)	-	(214.1)
Dividends paid	-	(113.1)	-	-	(113.1)
Proceeds from the exercise of stock options	-	9.7	-	-	9.7
Purchase of treasury stock	-	(72.5)	-	-	(72.5)

Net cash used in financing activities	-	(262.8)	(127.2)	-	(390.0)

Net cash provided by discontinued operations	-	-	24.7	-	24.7

Effect of exchange rate changes on cash and
cash equivalents	-	-	(5.5)	-	(5.5)

Net increase (decrease) in cash and cash
equivalents	-	23.4	(6.4)	-	17.0
Cash and cash equivalents - beginning of
period	-	-	97.0	-	97.0

Cash and cash equivalents - end of period	$ -	$ 23.4	$ 90.6	$ -	$ 114.0

Condensed Consolidating Statement of Cash Flows
For the year ended December 31, 2000

	IR-	IR-	Other	Consolidating	IR-Limited
In millions	Limited	New Jersey	Subsidiaries	Adjustments	Consolidated

Net cash (used in) provided by operating activities	$ -	$ (792.4)	$ 1,221.6	$ 120.3	$ 549.5

Cash flows from investing activities:
Capital expenditures	-	(19.5)	(145.3)	-	(164.8)
Investments and acquisitions, net of cash	-	-	(2,288.0)	-	(2,288.0)
Proceeds from business dispositions	-	-	977.3	-	977.3
Decrease (increase) in marketable securities	-	120.3	(6.3)	(120.3)	(6.3)
Proceeds from sale of property, plant and
equipment	-	2.7	21.9	-	24.6
Other, net	-	-	(3.6)	-	(3.6)

Net cash used in investing activities	-	103.5	(1,444.0)	(120.3)	(1,460.8)

Cash flows from financing activities:
Net change in debt	-	794.1	78.4	-	872.5
Dividends paid	-	(109.8)	-	-	(109.8)
Proceeds from the exercise of stock options	-	8.3	-	-	8.3
Purchase of treasury stock	-	(121.3)	-	-	(121.3)

Net cash provided by financing activities	-	571.3	78.4	-	649.7

Net cash provided by discontinued operations	-	-	143.4	-	143.4

Effect of exchange rate changes on cash and
cash equivalents	-	-	(7.7)	-	(7.7)

Net decrease in cash and cash equivalents	-	(117.6)	(8.3)	-	(125.9)
Cash and cash equivalents - beginning of
period	-	117.6	105.3	-	222.9

Cash and cash equivalents - end of period	$ -	$ -	$ 97.0	$ -	$ 97.0

Report of Management

The accompanying consolidated financial statements have been prepared by the Company.  They conform with generally accepted accounting principles and reflect judgments and estimates as to the expected effects of incomplete transactions and events being accounted for currently.  The Company believes that the accounting systems and related controls that it maintains are sufficient to provide reasonable assurance that assets are safeguarded, transactions are appropriately authorized and recorded, and the financial records are reliable for preparing such financial statements.  The concept of reasonable assurance is based on the recognition that the cost of a system of internal accounting controls must be related to the benefits derived.  The Company maintains an internal audit function that is responsible for evaluating the adequacy and application of financial and operating controls, and for testing compliance with Company policies and procedures.

The Audit Committee of the board of directors is comprised entirely of individuals who are not employees of the Company. This committee meets periodically with the independent accountants, the internal auditors and management to consider audit results and to discuss significant internal accounting controls, auditing and financial reporting matters.  The Audit Committee recommends to the board of directors the selection of the independent accountants, who are then appointed by the shareholders.

The independent accountants are engaged to perform an audit of the consolidated financial statements in accordance with generally accepted auditing standards.  Their report follows.

/S/ Herbert L. Henkel                                                               /S/ Timothy R. McLevish
Herbert L. Henkel                                                                    Timothy R. McLevish
Chairman, President and                                                           Senior Vice President and
Chief Executive Officer                                                             Chief Financial Officer

Report of Independent Accountants

To the Board of Directors and
Shareholders of Ingersoll-Rand Company Limited:

In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of income, shareholders' equity and cash flows present fairly, in all material respects, the financial position of Ingersoll-Rand Company Limited and its subsidiaries, the successor company to Ingersoll-Rand Company, at December 31, 2002and 2001, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2002in conformity with accounting principles generally accepted in the United States of America.  These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits.  We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 7 to the consolidated financial statements, on January 1, 2002, the Company adopted SFAS No. 142, "Goodwill and Other Intangible Assets."

/S/ PricewaterhouseCoopers LLP
PricewaterhouseCoopers LLP
Florham Park, New Jersey
February 5, 2003, except as to Note 3, which is as of February 18, 2003.