Form 10-K, Exhibit 13
period 2003-12-31
INGERSOLL RAND CO LTD
filed 2004-02-27
CIK 1160497

Consolidated Statement of Income
In millions, except per share amounts

For the years ended December 31,	2003	2002	2001

Net revenues	$ 9,876.2	$ 8,891.0	$ 8,542.0
Cost of goods sold	7,471.0	6,786.6	6,694.5
Selling and administrative expenses	1,538.3	1,423.9	1,354.4
Restructuring (reversals) charges	(3.2)	41.9	73.7

Operating income	870.1	638.6	419.4
Interest expense	(176.5)	(230.3)	(249.3)
Other income (expense), net	9.2	(10.8)	(19.4)
Minority interests	(15.1)	(14.4)	(20.7)

Earnings before income taxes	687.7	383.1	130.0
Provision (benefit) for income taxes	94.2	17.5	(50.0)

Earnings from continuing operations	593.5	365.6	180.0
Discontinued operations, net of tax	51.0	95.4	66.2

Earnings before cumulative effect of
change in accounting principle	644.5	461.0	246.2
Cumulative effect of change in
accounting principle, net of tax	-	(634.5)	-

Net earnings (loss)	$ 644.5	$ (173.5)	$ 246.2

Basic earnings (loss) per common share:
Earnings from continuing operations	$ 3.47	$ 2.16	$ 1.09
Discontinued operations, net of tax	0.30	0.57	0.40

Earnings before cumulative effect
of change in accounting principle	3.77	2.73	1.49
Cumulative effect of change in
accounting principle, net of tax	-	(3.76)	-

Net earnings (loss)	$ 3.77	$(1.03)	$ 1.49

Diluted earnings (loss) per common share:
Earnings from continuing operations	$ 3.44	$ 2.15	$ 1.08
Discontinued operations, net of tax	0.30	0.56	0.40

Earnings before cumulative effect
of change in accounting principle	3.74	2.71	1.48
Cumulative effect of change in
accounting principle, net of tax	-	(3.73)	-

Net earnings (loss)	$ 3.74	$(1.02)	$ 1.48

See accompanying Notes to Consolidated Financial Statements.

Consolidated Balance Sheet
In millions, except share amounts

December 31,	2003	2002

ASSETS
Current assets:
Cash and cash equivalents	$ 457.7	$ 342.2
Marketable securities	1.9	1.8
Accounts and notes receivable, less allowance of
$72.8 in 2003 and $69.2 in 2002	1,712.8	1,392.8
Inventories	1,009.1	1,181.3
Prepaid expenses and deferred income taxes	357.1	379.2
Assets held for sale	-	820.8

Total current assets	3,538.6	4,118.1

Property, plant and equipment, net	1,213.1	1,276.3
Goodwill	4,188.0	4,004.0
Intangible assets, net	882.9	890.9
Other assets	842.3	520.3

Total assets	$ 10,664.9	$ 10,809.6

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable	$ 738.9	$ 724.6
Accrued expenses and other current liabilities	1,513.4	1,614.6
Loans payable	800.7	1,155.5
Liabilities held for sale	-	303.4

Total current liabilities	3,053.0	3,798.1

Long-term debt	1,518.6	2,092.1
Postemployment and other benefit liabilities	1,127.9	1,123.5
Minority interests	120.9	115.1
Other noncurrent liabilities	351.2	202.6

Total liabilities	6,171.6	7,331.4

Shareholders' equity:
Class A common shares (174,453,838 and 169,228,733
shares issued in 2003 and 2002, respectively)	174.5	169.2
Capital in excess of par value	610.6	364.7
Retained earnings	3,978.7	3,457.4
Accumulated other comprehensive loss	(270.5)	(513.1)

Total shareholders' equity	4,493.3	3,478.2

Total liabilities and shareholders' equity	$ 10,664.9	$ 10,809.6

See accompanying Notes to Consolidated Financial Statements.

Consolidated Statement of Shareholders' Equity
In millions
								Accumulated
	Total	Common stock		Capital in				other
	shareholders'			excess of	Retained	Unallocated	Treasury	comprehensive	Comprehensive
	equity	Amount	Shares	par value	earnings	LESOP	stock	loss	income

Balance at December 31, 2000	$ 3,481.2	$ 343.1	171.5	$ 258.8	$ 3,612.7	$ (1.8)	$ (471.0)	$ (260.6)
Net earnings	246.2				246.2				$ 246.2
Foreign currency translation	(45.9)							(45.9)	(45.9)
Change in fair value of derivatives qualifying
as cash flow hedges, net of tax of $(0.8)	1.5							1.5	1.5
Reclassification to realized on marketable
securities, net of tax of $8.8	(16.4)							(16.4)	(16.4)

Total comprehensive income									$ 185.4

Acquisition of business	15.3						15.3
Shares issued under stock and incentive plans	15.3	0.6	0.4	14.7
Allocation of LESOP shares	2.5			0.7		1.8
Purchase of treasury shares	(72.5)						(72.5)
Stock issued related to equity-linked securities	402.5	16.7	8.3	385.8
Treasury shares cancellation	-	(24.4)	(12.2)	(503.8)			528.2
Common shares conversion	-	(168.0)		168.0
Cash dividends	(113.1)				(113.1)

Balance at December 31, 2001	3,916.6	168.0	168.0	324.2	3,745.8	-	-	(321.4)
Net loss	(173.5)				(173.5)				$ (173.5)
Foreign currency translation	124.3							124.3	124.3
Change in fair value of derivatives qualifying
as cash flow hedges, net of tax of $0.2	1.2							1.2	1.2
Minimum pension liability adjustment, net of tax of $175.3	(317.2)							(317.2)	(317.2)

Total comprehensive loss									$ (365.2)

Shares issued under incentive stock plans	41.7	1.2	1.2	40.5
Cash dividends	(114.9)				(114.9)

Balance at December 31, 2002	3,478.2	169.2	169.2	364.7	3,457.4	-	-	(513.1)
Net earnings	644.5				644.5				$ 644.5
Foreign currency translation	302.9							302.9	302.9
Change in fair value of derivatives qualifying
as cash flow hedges, net of tax of $3.2	(18.1)							(18.1)	(18.1)
Minimum pension liability adjustment, net of tax of $24.4	(42.2)							(42.2)	(42.2)

Total comprehensive income									$ 887.1

Shares issued under incentive stock plans	251.2	5.3	5.3	245.9
Cash dividends	(123.2)				(123.2)

Balance at December 31, 2003	$ 4,493.3	$174.5	174.5	$ 610.6	$ 3,978.7	$ -	$ -	$ (270.5)

See accompanying Notes to Consolidated Financial Statements.

Consolidated Statement of Cash Flows
In millions

For the years ended December 31,	2003	2002	2001

Cash flows from operating activities:
Earnings from continuing operations before cumulative effect
of change in accounting principle	$ 593.5	$ 365.6	$ 180.0
Adjustments to arrive at net cash provided by operating activities:
Restructure of operations	(3.2)	41.9	73.7
Depreciation and amortization	194.0	205.3	316.1
(Gain) loss on sale of property, plant and equipment	(6.6)	(0.6)	1.2
Minority interests, net of dividends	4.7	5.3	(2.8)
Equity losses (earnings), net of dividends	0.2	(0.6)	(0.6)
Deferred income taxes	(20.8)	69.4	(28.9)
Other items	(25.7)	0.6	8.2
Changes in other assets and liabilities
(Increase) decrease in:
Accounts and notes receivable	(294.4)	27.1	236.9
Inventories	199.2	3.9	(31.9)
Other current and noncurrent assets	(82.4)	(84.5)	(143.1)
Increase (decrease) in:
Accounts payable and accruals	(30.9)	(9.6)	27.3
Other current and noncurrent liabilities	(286.4)	(30.5)	(111.1)

Net cash provided by operating activities	241.2	593.3	525.0

Cash flows from investing activities:
Capital expenditures	(107.9)	(122.5)	(157.2)
Proceeds from sale of property, plant and equipment	46.7	44.2	37.8
Investments and acquisitions, net of cash	(21.3)	(112.7)	(158.3)
Proceeds from business dispositions	751.4	-	17.5
Proceeds from sales and maturities of marketable securities	147.6	5.5	97.2
Cash (invested in) provided by or advances (to) from equity companies	(1.3)	(2.1)	11.7

Net cash provided by (used in) investing activities	815.2	(187.6)	(151.3)

Cash flows from financing activities:
Decrease in short-term borrowings	(146.2)	(151.1)	(1,026.1)
Proceeds from long-term debt	-	27.4	1,493.8
Payments of long-term debt	(793.6)	(94.2)	(681.8)

Net change in debt	(939.8)	(217.9)	(214.1)
Proceeds from exercise of stock options	211.1	36.8	9.7
Dividends paid	(123.2)	(114.9)	(113.1)
Purchase of treasury shares	-	-	(72.5)

Net cash used in financing activities	(851.9)	(296.0)	(390.0)

Net cash (used in) provided by discontinued operations	(93.1)	115.6	38.8

Effect of exchange rate changes on cash and cash equivalents	4.1	2.9	(5.5)

Net increase in cash and cash equivalents	115.5	228.2	17.0
Cash and cash equivalents - beginning of period	342.2	114.0	97.0

Cash and cash equivalents - end of period	$ 457.7	$ 342.2	$ 114.0

Cash paid during the year for:
Interest, net of amounts capitalized	$ 197.2	$ 231.3	$ 288.2
Income taxes, net of refunds	77.4	0.9	153.2

See accompanying Notes to Consolidated Financial Statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 ‑ SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
A summary of significant accounting policies used in the preparation of the accompanying financial statements follows:

Basis of Presentation:  The consolidated financial statements of Ingersoll-Rand Company Limited, a Bermuda company (IR-Limited or the Company), have been prepared in accordance with generally accepted accounting principles in the United States. IR-Limited is the successor to Ingersoll-Rand Company, a New Jersey corporation (IR-New Jersey), following a corporate reorganization (the reorganization) that became effective on December 31, 2001.  The reorganization was accomplished through a merger of a newly-formed merger subsidiary into IR-New Jersey.  IR-New Jersey, the surviving company, continues to exist as an indirect, wholly owned subsidiary of IR-Limited.  IR-Limited and its subsidiaries continue to conduct the businesses previously conducted by IR-New Jersey and its subsidiaries.  The reorganization has been accounted for as a reorganization of entities under common control and accordingly it did not result in any changes to the consolidated amounts of assets, liabilities and shareholders' equity.

Use of Estimates:  In conformity with generally accepted accounting principles, management has used estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and the disclosure of contingent assets and liabilities.  Significant estimates include accounting for doubtful accounts, depreciation and amortization, inventory reserves, valuation of assets including goodwill and other intangible assets, product warranties, sales allowances, taxes, environmental, asbestos, product liability and other contingencies.  Actual results could differ from those estimates.

Principles of Consolidation:  The consolidated financial statements include all wholly owned and majority-owned subsidiaries.  Intercompany transactions and balances have been eliminated.  Partially owned equity affiliates are accounted for under the equity method.

Reclassifications:  Reclassifications were made to prior-year amounts to conform with the 2003 presentation.  The accompanying consolidated financial statements restate the previously presented amounts to report the Company's Waterjet business unit and Laidlaw business unit as discontinued operations (See Note 3).

Cash Equivalents: The Company considers all highly liquid investments, consisting primarily of time deposits and commercial paper with maturities of three months or less when purchased, to be cash equivalents.  Cash equivalents were $240.2 million and $141.4 million at December 31, 2003 and 2002, respectively.

Inventories:  Inventories are stated at cost, which is not in excess of market.  Most U.S. manufactured inventories, excluding the Climate Control and Dresser-Rand Segments, are valued using the last‑in, first‑out (LIFO) method.  All other inventories are valued using the first‑in, first‑out (FIFO) method.

Property, Plant and Equipment:  Property, plant and equipment are stated at cost, less accumulated depreciation.  The Company principally uses accelerated depreciation methods for assets placed in service prior to December 31, 1994.  Assets acquired subsequent to that date are depreciated using the straight-line method over their estimated useful lives.  At December 31, 2003 and 2002, gross land and buildings totaled $626.6 million and $620.4 million, respectively, while gross machinery and equipment totaled $1,499.8 million and $1,482.4 million, respectively.  Accumulated depreciation at December 31, 2003 and 2002 was $913.3 million and $826.5 million, respectively.

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

The carrying value of goodwill and other intangibles is reviewed if the facts and circumstances, such as a significant decline in sales, earnings or cash flows or material adverse changes in the business climate, suggest that it may be impaired.  If this review indicates that goodwill will not be recoverable as determined based on the estimated discounted cash flows of the reporting unit, impairment is measured by comparing the carrying value of goodwill to fair value.  Fair value is determined based on quoted market values, discounted cash flows or appraisals.

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

Environmental Costs:  Environmental expenditures relating to current operations are expensed or capitalized as appropriate.  Expenditures relating to existing conditions caused by past operations, which do not contribute to current or future revenues, are expensed.  Costs to prepare environmental site evaluations and feasibility studies are accrued when the Company commits to perform them.  Liabilities for remediation costs are recorded when they are probable and reasonably estimable, generally no later than the completion of feasibility studies or the Company's commitment to a plan of action. The assessment of this liability, which is calculated based on existing technology, does not reflect any offset for possible recoveries from insurance companies, and is not discounted.

Revenue Recognition: Revenue is generally recognized and earned when all of the following criteria are satisfied: (a) persuasive evidence of a sales arrangement exists; (b) price is fixed or determinable; and (c) collectiblity is reasonably assured and delivery has occurred or service has been rendered.  Post-shipment deliverables (such as customer acceptance, training or installation) are recognized in revenue only when the buyer becomes obligated to pay.

Research and Development Costs:  Research and development expenditures, including qualifying engineering costs, are expensed when incurred and amounted to $203.9 million in 2003, $199.3 million in 2002, and $188.4 million in 2001.

Comprehensive Income: Comprehensive income (loss) includes net income (loss), foreign currency translation adjustments, amounts relating to cash flow hedges, additional minimum pension liability adjustments, and unrealized holding gains and losses on marketable securities. In 2003, accumulated other comprehensive loss decreased by $242.6 million.  This decrease was attributable to foreign currency translation adjustments of $302.9 million, offset by a minimum pension liability adjustment, net of tax, of $42.2 million, and amounts relating to cash flow hedges, net of tax, of $18.1 million.

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

Net foreign currency transaction losses recorded in "Other income (expense), net" were, $10.7 million, $11.7 million and $3.2 million in 2003, 2002 and 2001, respectively.

Earnings Per Share: Basic earnings per share is based on the weighted-average number of Class A common shares outstanding.  Diluted earnings per share is based on the weighted-average number of Class A common shares outstanding as well as potentially dilutive common shares, which in the Company's case include shares issuable under stock benefit plans.  The weighted-average number of Class A common shares outstanding for basic earnings per share calculations were 171.1 million, 168.9 million and 165.1 million for 2003, 2002 and 2001, respectively. For diluted earnings per share purposes, these balances increased by 1.3 million, 1.3 million and 1.2 million shares for 2003, 2002 and 2001, respectively.  At December 31, 2003, 2002 and 2001, 1.9 million, 5.7 million and 5.6 million shares, respectively, were excluded because the effect would be anti-dilutive.

Stock-based Compensation:  Under the Company's Incentive Stock Plans, approved in 1990, 1995, and 1998, key employees have been granted options to purchase Class A common shares.  The Company continues to account for these plans under the recognition and measurement principles of APB No. 25, "Accounting for Stock Issued to Employees."  Accordingly, no compensation expense is recognized for employee stock options since options granted are at prices not less than fair market value at the date of grant.  The plans also authorize stock appreciation rights (SARs) and stock awards, which result in compensation expense.  Additionally, the Company maintains a shareholder-approved Management Incentive Unit Award Plan, which results in compensation expense.  All plans are described more fully in Note 11.

The following table is presented in accordance with SFAS No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure" and illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provisions of SFAS No. 123, "Accounting for Stock-Based Compensation," to stock-based employee compensation.

	For the years ended December 31,

In millions, except per share amounts	2003	2002	2001

Net earnings (loss), as reported	$ 644.5	$(173.5)	$ 246.2
Add: Stock-based employee compensation expense
included in reported net income, net of tax	34.4	4.8	5.5
Deduct: Total stock-based employee compensation
expense determined under fair value based method
for all awards, net of tax	60.5	32.7	36.0

Pro forma net earnings (loss)	$ 618.4	$(201.4)	$ 215.7

Basic earnings (loss) per share:
As reported	$ 3.77	$ (1.03)	$ 1.49
Pro forma	3.61	(1.19)	1.31

Diluted earnings (loss) per share:
As reported	$ 3.74	$ (1.02)	$ 1.48
Pro forma	3.58	(1.19)	1.29

New Accounting Standards: In January 2003, FASB Interpretation No.46 (FIN 46), "Consolidation of Variable Interest Entities" was issued.  FIN 46 provides guidance on consolidating variable interest entities and applies immediately to variable interests created after January 31, 2003.  In December 2003, the Financial Accounting Standards Board deferred the effective date of FIN 46 for all variable interest entities to the first reporting period ending after March 15, 2004.  The interpretation requires variable interest entities to be consolidated if the equity investment at risk is not sufficient to permit an entity to finance its activities without support from other parties or the equity investors lack certain specified characteristics.  The Company is reviewing FIN 46 to determine its impact, if any, on future reporting periods, and does not anticipate any material accounting or disclosure requirements under the provisions of the interpretation.

In May 2003, the Financial Accounting Standards Board (FASB) issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity."  SFAS No. 150 provides guidance for companies that issue financial instruments that have characteristics of both liabilities and equity to determine if the instrument should be classified as a liability or equity for financial instruments entered into or modified after May 31, 2003.  The adoption of SFAS No. 150 did not have a material effect on the Company's consolidated financial position or results of operations.

In December 2003, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 104 (SAB 104), Revenue Recognition.  SAB 104 supercedes SAB 101, Revenue Recognition in Financial Statements to include the guidance from Emerging Issues Task Force EITF 00-21, "Accounting for Revenue Arrangements with Multiple Deliverables." The adoption of SAB 104 did not have a material effect on the Company's consolidated financial position or results of operations.

In December 2003, the FASB issued SFAS No. 132 (revised 2003), "Employers' Disclosures about Pensions and Other Postretirement Benefits."  The standard requires that companies provide more details about their plan assets, benefit obligations, cash flows, benefit costs and other relevant information.  The guidance is effective for fiscal years ending after December 15, 2003, and for quarters beginning after December 15, 2003.  The Company has fully adopted this standard for the year ended December 31, 2003.

In January 2004, the FASB released FASB Staff Position No. 106-1 entitled, Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003. The current accounting rules require a company to consider current changes in applicable laws when measuring its postretirement benefit costs and accumulated postretirement benefit obligations.  The Company has begun to analyze its possible consequences and to determine the impact of this legislation on its postretirement benefit plans.  The Company's measurement date for the postretirement benefit plans is November 30 and therefore the net periodic postretirement benefit costs for the period that includes the Act's effective date would be the first quarter of 2004.

NOTE 2 - RESTRUCTURING PROGRAM
During the third quarter of 2000, the Company commenced a $325 million restructuring program, which included plant rationalizations, organizational realignments consistent with the Company's new market-based structure and the consolidation of back-office processes.  During the fourth quarter of 2001, the Company commenced a second restructuring program for an additional $150 million to further reduce the general and administrative expenses across the Company.  These programs include certain costs that are identified in SAB 100 and EITF 94-3 as restructuring, as well as other related costs that do not meet the criteria to be classified as restructuring.  Nonrecurring costs associated with these activities not qualifying as restructuring are referred to as "productivity investments" and were charged to "Cost of sales" and "Selling and administrative expenses" as incurred.  Minimal remaining restructuring liabilities are expected to be paid by the second quarter of 2004.  The Company has realized lower costs and improved customer service in all segments as a result of these actions. The Company manages the 2000 and 2001 programs as a single restructuring program totaling $475 million.  Therefore, all comments regarding restructure activity refer to both programs combined.

The total employee terminations related to the restructuring program were approximately 5,000.  These terminations impacted both the salaried and hourly employee groups.  The Company closed 20 manufacturing facilities in connection with the restructuring programs.

Management teams that were directly involved with the required actions developed the estimated costs for each project within each segment and the Corporate Center.  The costs relating to restructure charges include employee termination costs such as severance, extended medical costs, pension liabilities, and outplacement costs; and facility exit costs such as lease exit costs and equipment write-offs.  Severance costs are generally paid on a monthly basis over the severance period granted to each employee or in a lump sum.  Severance costs are based mainly on years of service and current salary.  Employee termination costs also include outplacement costs, which are paid in accordance with normal payment terms.  Facility exit costs consist primarily of lease termination costs and are generally recorded upon exiting the facility.

A reconciliation of the restructuring reserve for the Phase I and Phase II programs is as follows:

	Employee
	termination	Facility
In millions	costs	exit costs	Total

Balance at December 31, 2002	$ 20.1	$ 6.2	$ 26.3
Cash payments	(14.3)	(2.6)	(16.9)
Change in estimate	(1.8)	(1.4)	(3.2)
Non-cash write-offs	-	(0.6)	(0.6)

Balance at December 31, 2003	$ 4.0	$ 1.6	$ 5.6

Climate Control
This Segment has undergone significant restructuring due to the acquisition of Hussmann International, Inc. (Hussmann) in 2000.  During 2000, Thermo King experienced a reduction in volume due to a severe recession in the North America truck and trailer markets.  In order to improve production efficiencies and decrease operating costs, certain manufacturing facilities were closed.  In conjunction with the Hussmann acquisition, it was necessary to address these issues to achieve the synergies identified.  The identified actions were as follows:

      -    Close five manufacturing locations: U.S. (2), Europe (2) and Latin America (1).
      -    Outsource the manufacturing of certain components used in products.
      -    Terminate 1,419 employees.

As of December 31, 2002, all five specified manufacturing locations were closed.  As of December 31, 2003, all identified employees were terminated.

A reconciliation of the restructuring reserve for the Phase II program is as follows:

Employee
	termination	Facility
	costs	exit costs	Total

In millions	Phase II	Phase II	Phase II

Balance at December 31, 2002	$ 2.2	$ 2.7	$ 4.9
Cash payments	(1.4)	(1.1)	(2.5)
Change in estimate	(0.6)	(0.2)	(0.8)

Balance at December 31, 2003	$ 0.2	$ 1.4	$ 1.6

A reversal of a portion of the provision for employee termination costs was made in 2003, due to incurring lower than anticipated costs.  Actual costs were lower due to certain employees' decisions to leave prior to their scheduled termination date.

The provision remaining at December 31, 2003, relates to a project involving the outsourcing of certain components used in the manufacturing of one of the Segment's products.  As the transition to the outsourcing company began, various quality issues were identified, which resulted in a delay in the transition.  The Segment has resolved these issues and anticipates that the transition will be completed by the end of the second quarter of 2004.

Air and Productivity Solutions
This Segment's operations were examined and it was determined that the consolidation of manufacturing locations and the reduction of selling and administrative (S&A) expenses were essential to meet strategic objectives.  To achieve a lower cost structure, an Eastern European manufacturing plant was opened enabling the Segment to compete on a global scale.  The severe recession in the worldwide industrial markets necessitated employee terminations to align the cost structure with the volume levels. The identified actions were as follows:

      -    Close eight manufacturing locations: U.S. (4), Asia Pacific (3) and Europe (1).
      -    Terminate 1,408 employees.

As of December 31, 2002, all the specified manufacturing locations were closed.  The minimal number of employees remaining as of December 31, 2003, will be terminated in the first quarter of 2004.

A reconciliation of the restructuring reserve for the Phase I and Phase II programs is as follows:

	Employee
	termination costs

In millions	Phase I	Phase II

Balance at December 31, 2002	$ 0.6	$ 2.6
Cash payments	(0.6)	(2.5)
Change in estimate	-	0.2

Balance at December 31, 2003	$ -	$ 0.3

The provision remaining at December 31, 2003, relates to final severance payments, which are expected to be paid in the first quarter of 2004.

Dresser-Rand
This Segment's operations and S&A expense structure were examined, and it was determined that the reduction of S&A expenses, as well as the consolidation of its sales regions was essential to meet strategic objectives.  The identified actions were as follows:

      -    Organizational realignment - five regions reduced to three.
      -    Terminate 388 employees.
      -    Close or consolidate several non-manufacturing locations.

As of December 31, 2002, the organizational realignment and the closure of certain non-manufacturing locations were complete.  As of June 30, 2003, all identified employees were terminated.

A reconciliation of the restructuring reserve for the Phase II program is as follows:

Employee
	termination	Facility
	costs	exit costs	Total

In millions	Phase II	Phase II	Phase II

Balance at December 31, 2002	$ 3.2	$ 0.5	$ 3.7
Cash payments	(3.1)	(0.2)	(3.3)
Change in estimate	-	(0.1)	(0.1)

Balance at December 31, 2003	$ 0.1	$ 0.2	$ 0.3

The provision remaining at December 31, 2003, relates to final severance payments and facility exit costs, which are expected to be paid in the first quarter of 2004.

Infrastructure
Manufacturing facilities were examined to identify opportunities to improve production efficiencies and decrease operating costs. The consolidation of the manufacturing locations has enabled the Segment to leverage its capacity as volumes return.  Additionally, significant management realignments were essential to the success of the market strategy and to leverage the distribution channels.  The identified actions were as follows:

      -    Close two manufacturing locations in the U.S.
      -    Terminate 781 employees.

As of December 31, 2002, all identified manufacturing locations were closed.   As of September 30, 2003, all identified employees were terminated.

A reconciliation of the restructuring reserve for the Phase I and Phase II programs is as follows:

	Employee		Facility
	termination costs		exit costs	Total

In millions	Phase I	Phase II	Phase II	Phase I	Phase II

Balance at December 31, 2002	$ 1.5	$ 0.1	$ 0.6	$ 1.5	$ 0.7
Cash payments	(1.2)	(0.1)	(0.4)	(1.2)	(0.5)
Change in estimate	(0.3)		(0.2)	(0.3)	(0.2)

Balance at December 31, 2003	$ -	$ -	$ -	$ -	$ -

A reversal of a portion of the provision for employee termination costs was made in 2003, due to incurring lower than anticipated costs.  Actual costs were lower due to certain employees' decisions to leave prior to their scheduled termination date.  Additionally, a reversal of a portion of the provision for facility exit costs was made in 2003, due to incurring lower than anticipated costs associated with the sale of a building.

Security and Safety
This Segment's manufacturing facilities were examined to find opportunities to improve production efficiencies and decrease operating costs. The Segment's S&A expense structure was also examined and it was determined that significant actions were required to align the cost structure with the then current volume levels.  The identified actions were as follows:

      -    Close five manufacturing locations: U.S. (3) and Europe (2).
      -    Terminate 540 employees.

As of December 31, 2002, all identified manufacturing locations were closed.  As of September 30, 2003, all identified employees were terminated.

A reconciliation of the restructuring reserve for the Phase I program is as follows:

	Employee
	termination	Facility
	costs	exit costs	Total

In millions	Phase I	Phase I	Phase I

Balance at December 31, 2002	$ 0.7	$ 2.4	$ 3.1
Cash payments	(0.7)	(0.9)	(1.6)
Change in estimate	-	(0.9)	(0.9)
Non-cash write-offs	-	(0.6)	(0.6)

Balance at December 31, 2003	$ -	$ -	$ -

The original estimate for facility exit costs included ongoing lease commitments for a vacated facility.  During the year, the remaining lease obligation was terminated early for an amount less than the original estimate, resulting in a reversal to the provision.  Additionally, the Segment recorded a non-cash write-off in order to write-down the value of a vacated building to its estimated selling price.

Corporate Center
An examination of previously decentralized back-office functions, such as accounts payable, accounts receivable, benefits administration and payroll, at Corporate Center and across all business segments identified opportunities to improve the costs of high volume transactions.  The creation of Global Business Services (a shared service center) enabled the Company to consolidate high volume transactions resulting in lower costs.  As of December 31, 2003, 218 employees were terminated, with an additional 92 in staff reductions related to outsourcing of back-office functions and organizational realignments remaining.  The savings associated with the corporate restructuring activities are realized in the segments due to the reduction of employees in business units' back-office operations.

A reconciliation of the restructuring reserve for the Phase I and Phase II programs is as follows:

	Employee
	termination costs

In millions	Phase I	Phase II

Balance at December 31, 2002	$ 2.8	$ 6.4
Cash payments	(2.3)	(2.4)
Change in estimate	(0.5)	(0.6)

Balance at December 31, 2003	$ -	$ 3.4

A reversal of $1.1 million of the provision for employee termination costs was made in 2003, due to incurring lower than anticipated costs.  Actual costs were lower due to certain employees' decision to leave prior to their scheduled termination date, and the redeployment of certain employees throughout the Company.

Of the provision remaining at December 31, 2003, $1.9 million relates to employee termination costs associated with the outsourcing of back office functions.  During the transition of these functions to the outsourcing firm, certain issues arose resulting in the delay of the transition schedule.  As of December 31, 2003, these issues have been resolved and the majority of these costs are expected to be paid in the first and second quarters of 2004.  The remaining portion of this transition will result in the termination of 83 employees.  Additionally, $1.5 million of the remaining provision relates to employee termination costs associated with other Corporate Center initiatives.  These costs will be paid in the first quarter of 2004, and will result in the termination of a minimal number of employees.

NOTE 3 - DISCONTINUED OPERATIONS
During 2003, the Company continued its business portfolio realignment by selling three businesses.  Effective February 16, 2003, the Company sold its Engineered Solutions Business (Engineered Solutions), previously included as part of the Company's Industrial Solutions Sector, to The Timken Company (Timken).  The consideration received consisted of approximately $700 million in cash and approximately 9.4 million shares of Timken common stock valued at $140 million at the date of sale.  The Company recognized an after-tax gain of $58.2 million on the disposition, which is included in "Discontinued operations, net of tax."  The gain is subject to working capital and other final purchase price adjustments.  Net purchase price adjustments of approximately $5 million have been recorded since the date of sale.  These adjustments relate primarily to certain pension and other employee benefits. The Company is currently involved in a dispute resolution procedure relating to the final purchase price adjustment based on the working capital of  Engineered Solutions that was sold in February 2003.  The Company expects a resolution by the end of the second quarter of 2004.  Any adjustment recorded is not expected to be material and would be reflected as an increase or decrease to "Discontinued operations, net of tax" in 2004.  The Company recorded additional costs and liabilities primarily relating to employee benefits in the calculation of the after-tax gain.  Engineered Solutions consisted of the Company's worldwide operations related to precision bearings and motion-control components and assemblies, and included the Torrington, Fafnir, Kilian, Nadella and IRB brands.  Engineered Solutions employed approximately 10,000 people and operated 27 plants throughout the world.

During 2003, the Company sold its Laidlaw business unit (Laidlaw), previously included as part of the Company's Security and Safety Segment.  The Company recorded an after-tax loss of $7.6 million on the disposition, which is included in "Discontinued operations, net of tax."  Also in 2003, the Company sold its Waterjet business unit (Waterjet), previously included as part of the Company's Industrial Solutions Sector, for approximately $46.5 million.  The Company recognized an after-tax gain of $18.2 million (subject to a working capital adjustment) on the disposition, which is included in "Discontinued operations, net of tax."  This transaction included the Company's 49 percent interest in ABB IR Waterjet Systems AB.

Discontinued operations also includes costs related to Ingersoll-Dresser Pump Company (IDP), which was sold in 2000.  These include retained employee benefits and product liability costs, primarily related to asbestos claims.

Net revenues and pretax (loss) earnings for discontinued operations are as follows:

In millions	2003	2002	2001

Net revenues	$ 195.3	$ 1,266.4	$ 1,140.0
Pretax (loss) earnings	(49.5)	160.5	113.8

Total results from discontinued operations for 2003, 2002, and 2001, were $51.0 million (net of $39.7 million of tax expense), $95.4 million (net of $65.1 million of tax expense), and $66.2 million (net of $47.6 million of tax expense), respectively.

The assets and liabilities of discontinued operations included in "Assets held for sale" and "Liabilities held for sale" represent the assets and liabilities of Engineered Solutions, Laidlaw, and Waterjet as of December 31, 2002, and are as follows:

In millions

Assets
Current assets	$ 343.4
Investments in and advances with partially owned equity companies	104.2
Property, plant and equipment, net	354.2
Goodwill and other intangible assets, net	10.1
Other assets and deferred income taxes	8.9

Assets held for sale	$ 820.8

Liabilities
Current liabilities	$ 227.2
Other liabilities	76.2

Liabilities held for sale	$ 303.4

In accordance with the Engineered Solutions' purchase agreement, certain assets and liabilities, such as environmental, product liability, tax, and employee-related costs of the Company's Engineered Solutions Segment, were retained by the Company and have been excluded from the above presentation.

NOTE 4 - INVENTORIES
At December 31, inventories were as follows:

In millions	2003	2002

Raw materials and supplies	$ 287.4	$ 306.9
Work-in-process	209.6	361.1
Finished goods	609.9	620.7

	1,106.9	1,288.7
Less - LIFO reserve	97.8	107.4

Total	$ 1,009.1	$ 1,181.3

Work‑in‑process inventories are stated after deducting customer progress payments of $110.8 million in 2003 and $233.8 million in 2002. At December 31, 2003 and 2002, LIFO inventories were approximately 31% and 32%, respectively, of inventories.  During 2003, inventory quantities were reduced, which resulted in a liquidation of LIFO inventory layers carried at lower costs than in prior years.  The effect of the liquidation was to decrease cost of goods sold by $7.2 million and to increase net earnings by $4.4 million.  There were no material liquidations of LIFO layers in 2002 or 2001.

NOTE 5 - GOODWILL AND OTHER INTANGIBLE ASSETS
Effective January 1, 2002, the Company adopted SFAS No. 142, "Goodwill and Other Intangible Assets."  Under the provisions of this standard, goodwill and intangible assets deemed to have indefinite lives are no longer subject to amortization, but rather are tested for impairment at least annually.  All other intangible assets are to be amortized over their estimated useful lives.

Step one of the impairment testing required under SFAS No. 142 was completed by June 30, 2002. Under step one of the impairment test, all reporting units were identified in accordance with the guidance of SFAS No. 142 and SFAS No. 131, "Disclosures About Segments of an Enterprise and Related Information."  The January 1, 2002 carrying value of the reporting units was compared to the fair value of the reporting units.  Fair value was computed by utilizing a discounted cash flow model.  Upon completion of the comparison of the values of the reporting units, it was determined that the carrying value of the Thermo King reporting unit of the Climate Control Segment was in excess of its fair value.

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

The following is a reconciliation of previously reported financial information to adjusted amounts excluding amortization expense relating to goodwill and other intangible assets deemed to have indefinite lives, which are no longer being amortized:

2001

Earnings
	from	Basic	Diluted
	continuing	earnings	earnings
In millions, except per share amounts	operations	per share	per share

As reported	$ 180.0	$ 1.09	$ 1.08
Goodwill amortization expense, net of tax	115.1	0.70	0.70
Other intangible asset amortization expense, net of tax	1.8	0.01	0.01

Adjusted	$ 296.9	$ 1.80	$ 1.79

The changes in the carrying amount of goodwill for 2003 are as follows:

		Air and
	Climate	Productivity	Dresser-		Security
In millions	Control	Solutions	Rand	Infrastructure	and Safety	Total

Balance at December 31, 2002	$ 2,476.3	$ 108.7	$ 24.4	$ 895.1	$ 499.5	$ 4,004.0
Additions and adjustments
to goodwill*	(4.1)	1.4	-	(0.5)	32.6	29.4
Dispositions	-	(3.6)	-	-	(4.8)	(8.4)
Translation adjustments	105.4	5.9	0.1	7.7	43.9	163.0

Balance at December 31, 2003	$ 2,577.6	$ 112.4	$ 24.5	$ 902.3	$ 571.2	$ 4,188.0

* Represents goodwill related to current year acquisitions or adjustments as a result of final allocations of purchase price.

The following table sets forth the gross amount and accumulated amortization of the Company's intangible assets at December 31:

	2003		2002

	Gross	Accumulated	Gross	Accumulated
In millions	amount	amortization	amount	amortization

Customer relationships	$ 384.9	$ 34.4	$ 383.7	$ 24.5
Installed service base	235.8	22.7	235.8	16.8
Software	121.1	35.1	101.4	16.6
Trademarks	7.1	6.2	7.1	5.9
Other	71.4	34.3	62.1	28.9

Total amortizable intangible assets	820.3	132.7	790.1	92.7
Total indefinite-lived intangible assets - trademarks	195.3	-	193.5	-

Total	$ 1,015.6	$ 132.7	$ 983.6	$ 92.7

During 2003, the Company recorded software additions in the amount of $17.6 million, with an amortization period of five years.  During the second quarter of 2003, the Company abandoned certain software it was in the process of implementing.  The Company recorded in "Cost of goods sold" a non-cash charge of $5.5 million associated with this decision.  Additionally, in the second quarter of 2003, the Company reclassified $10.7 million of software, and related accumulated amortization of $1.1 million, which was previously recorded as property, plant and equipment.  Also during 2003, the Company recorded customer relationships in the amount of $1.2 million with an amortization period of 20 years and an indefinite-lived trademark in the amount of $1.8 million.

Amortization related to goodwill was $130.9 million in 2001.  Other intangible asset amortization expense for 2003, 2002, and 2001 was $42.1 million, $35.2 million, and $24.3 million, respectively.

Estimated intangible asset amortization expense for each of the next five fiscal years is expected to be $40.9 million in 2004, $41.7 million in 2005, $41.1 million in 2006, $27.8 million in 2007, and $23.2 million in 2008.

NOTE 6 - FINANCIAL INSTRUMENTS
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

SFAS 133, "Accounting for Derivative Instruments and Hedging Activities," and its amendments, became effective for the Company on January 1, 2001. The statement requires all derivatives to be recognized as assets or liabilities on the balance sheet and measured at fair value.  The estimated fair value of foreign currency forward contracts outstanding at December 31, 2003, was a loss of $16.9 million.

The Company purchases, on a limited basis, commodity derivatives to hedge the variable portion in supplier contracts of the costs of metals used in its products.  Gains and losses on the derivatives are included in cost of sales in the same period as the hedged transaction.  During 2003, fixed-priced supplier agreements replaced maturing commodity forward contracts, which decreased the number of outstanding contracts at December 31, 2003.  The fair value of outstanding commodity contracts at December 31, 2003 was less than $0.1 million.

Included in accumulated other comprehensive income at December 31, 2003, is $15.5 million related to the fair value of derivatives qualifying as cash flow hedges, of which $16.1 million of expense is expected to be reclassified to earnings over the twelve month period ending December 31, 2004.  Additionally, $0.6 million, related to an interest rate swap used as a cash flow hedge of the forecasted issuance of debt, will be reclassified to earnings between January 1, 2005 and May 15, 2006.  The actual amounts that will be reclassified to earnings over the next twelve months may vary from this amount as a result of changes in market conditions.  No amounts were reclassified to earnings during 2003 in connection with forecasted transactions that were no longer considered probable of occurring.  Fair values of forward contracts are based on dealer quotes at the respective reporting dates. At December 31, 2003, the maximum term of derivative instruments that hedge forecasted transactions, for foreign currency hedges, was 26 months.  At December 31, 2003, the maximum term of derivative instruments that hedge forecasted transactions, for commodity hedges, was 3 months.

The counterparties to the Company's forward contracts consist of a number of major international financial institutions.  The Company could be exposed to loss in the event of nonperformance by the counterparties.  However, credit ratings and concentration of risk of these financial institutions are monitored on a continuous basis and present no significant credit risk to the Company.

The carrying value of cash and cash equivalents, marketable securities, accounts receivable, short-term borrowings and accounts payable are a reasonable estimate of their fair value due to the short-term nature of these instruments.

NOTE 7 - DEBT AND CREDIT FACILITIES
At December 31, loans payable consisted of the following:

In millions	2003	2002

Commercial paper	$ -	$ 177.3
Current portion of long-term debt	722.7	939.9
Other short-term borrowings	78.0	38.3

Total	$ 800.7	$ 1,155.5

Excluding current maturities of long-term debt, the weighted-average interest rate for short-term debt at December 31, 2003 and 2002 was 13.7% and 3.1%, respectively.  The average interest rate is higher in 2003 due to a decrease in U.S. debt borrowings and an increase in debt borrowings outside the U.S.

At December 31, long-term debt consisted of:

In millions	2003	2002

5.80% Notes Due 2004	$ -	$ 249.9
6.25% Notes Due 2006	574.6	574.5
9% Debentures Due 2021	125.0	125.0
7.20% Debentures Due 2006-2025	150.0	150.0
6.48% Debentures Due 2025	150.0	150.0
6.391% Debentures Due 2027	-	200.0
6.443% Debentures Due 2027	200.0	200.0
Medium-term Notes Due 2005-2007, at an average rate of 6.58%	87.0	200.5
6.75% Senior Notes Due 2008	124.6	124.5
Medium-term Notes Due 2023, at an average rate of 8.22%	50.2	50.2
Other loans and notes, at end-of-year average interest rates of 2.40%
in 2003 and 2.78% in 2002, maturing in various amounts to 2015	57.2	67.5

Total	$ 1,518.6	$ 2,092.1

The fair value of long-term debt at December 31, 2003 and 2002, was $1,701.1 million and $2,286.1 million, respectively.  Fair value of long-term debt was determined by reference to the December 31, 2003 and 2002, market values of comparably rated debt instruments.

Long-term debt retirements for the next five years are as follows: $722.7 million in 2004, $207.9 million in 2005, $587.7 million in 2006, $277.9 million in 2007 and $134.4 million in 2008.  Long-term debt retirements for 2005 and 2007 include $150 million and $200 million, respectively, that may require repayment at the option of the holder.  If these options are not exercised, the final maturity dates of these instruments would be 2025 and 2027.

At December 31, 2003, the Company's committed revolving credit lines consisted of a 364-day line totaling $750 million and a five-year line totaling $1.25 billion.  These lines were unused and provide support for commercial paper and indirectly provide support for other financing instruments, such as letters of credit and comfort letters, as required in the normal course of business.  The Company compensates banks for these lines with fees equal to a weighted average of 0.08% per annum.  Available foreign lines of credit were $1,043.0 million, of which $808.0 million were unused at December 31, 2003.

Capitalized interest on construction and other capital projects amounted to $3.1 million, $2.8 million and $3.2 million in 2003, 2002 and 2001, respectively.  Interest income, included in other income (expense), net, was $3.6 million, $5.3 million and $10.0 million in 2003, 2002 and 2001, respectively.

NOTE 8‑ COMMITMENTS AND CONTINGENCIES
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

Ingersoll-Rand Company (IR-New Jersey), a Company subsidiary, is a defendant in numerous asbestos-related lawsuits in state and federal courts.  In virtually all of the suits a large number of other companies have also been named as defendants.  The claims against IR-New Jersey generally allege injury caused by exposure to asbestos contained in certain of IR-New Jersey's products.  Although IR-New Jersey was neither a producer nor a manufacturer of asbestos, some of its formerly manufactured products utilized asbestos-containing components such as gaskets purchased from third-party suppliers.

In assessing its potential asbestos liability, the Company bases its estimates on current laws, an assessment of the nature of current claims, the jurisdictions in which claims are filed, its claims settlement experience and insurance coverage.  All claims resolved to date have been dismissed or settled, and IR-New Jersey's average settlement amount per claim has been nominal.  For the year ended December 31, 2003, total costs for settlement and defense of asbestos claims after insurance recoveries and net of tax were approximately $16.6 million.  The Company believes that its reserves and insurance are adequate to cover its asbestos liabilities and the costs of defending against them.

The Company sells products on a continuous basis under various arrangements through institutions that provide leasing and product financing alternatives to retail and wholesale customers. Under these arrangements, the Company is contingently liable for loan guarantees and residual values of equipment of approximately $16.2 million, including consideration of ultimate net loss provisions. The risk of loss to the Company is minimal, and historically, only immaterial losses have been incurred relating to these arrangements since the fair value of the underlying equipment that serves as collateral is generally in excess of the contingent liability. Management believes these guarantees will not adversely affect the consolidated financial statements.

Beginning in 2005, the Company could be required, based on the attainment of certain operating results, to purchase a majority interest in a joint venture.  Currently, the Company estimates the target purchase price for the remaining 70% interest to be approximately $230 million.  However, this price is contingent upon the future operating performance of the joint venture.

The Company has remained contingently liable for approximately $46.2 million relating to performance bonds associated with prior sale of products of IDP, which the Company divested in 2000.  The acquirer of IDP is the primary obligor under these performance bonds, however, should the acquirer default under these arrangements the Company would be required to satisfy these financial obligations. The Company estimates that $29.4 million of the obligation will expire during 2004.  The remainder extends through 2008.

The Company is contingently liable for customs duties in certain non-U.S. countries which totaled $3.8 million at December 31, 2003.  These amounts are not accrued as the Company intends on exporting the product to another country for final sale.  In the normal course of business, the Company has issued several third party guarantees, on behalf of suppliers, distributors and a joint venture partner, which were less than $10 million at December 31, 2003.

The following table represents the changes in the product warranty liability for 2003:

In millions

Balance at December 31, 2002	$ 151.0	*
Reductions for payments	(81.6)
Changes for accruals issued during the current period	97.3
Changes for accruals related to preexisting warranties	(4.2)
Translation	7.6

Balance at December 31, 2003	$ 170.1

*Includes $15.0 million of reclassifications to properly state the opening balance for all product warranty liabilities.

Certain office and warehouse facilities, transportation vehicles and data processing equipment are leased. Total rental expense was $78.1 million in 2003, $81.8 million in 2002 and $100.8 million in 2001. Minimum lease payments required under noncancellable operating leases with terms in excess of one year for the next five years and thereafter, are as follows: $77.5 million in 2004, $57.1 million in 2005, $46.0 million in 2006, $30.4 million in 2007, $23.6 million in 2008 and $22.8 million thereafter.

NOTE 9 - SALES OF RECEIVABLES
Prior to October 2003, the Company had agreements under which several of its operating subsidiaries sold a defined pool of trade accounts receivable to two wholly owned special-purpose subsidiaries of the Company.  The subsidiaries were separate legal entities that held these receivables and sold undivided interests in such accounts receivable to financiers who, in turn, purchased and received ownership in those receivables.  As collections reduced accounts receivable included in the pool, the operating subsidiaries sold new receivables to the special purpose subsidiaries.  Any sales of receivables from the special purpose subsidiaries to the third-party financiers were without recourse and were treated as sales of receivables and not included in the Company's Consolidated Balance Sheet.  The special-purpose subsidiaries had some risk of credit loss on the receivables and, accordingly, the appropriate allowance for doubtful accounts was retained in the Consolidated Balance Sheet.  Increases under the program were reflected as operating activities in the Consolidated Statement of Cash Flows for 2002 and 2001. In October 2003, the Company discontinued the sale of receivables program and repurchased $240 million in receivables, which decreased cash flows from operating activities in the Consolidated Statement of Cash Flows for 2003.

The maximum utilized at any time under the program was $300 million and $275 million at December 31, 2002 and 2001, respectively.  During 2003, 2002 and 2001, such sales of receivables amounted to $1,169.5 million, $1,975.5 million and $1,439.0 million, respectively.  The proceeds of sale were less than the face amount of accounts receivable sold by an amount to issue commercial paper backed by these accounts receivable.  The discount from the face amount was accounted for as a loss on the sale of receivables, which was included in other income (expense), net, in the Consolidated Statement of Income, and amounted to $2.6 million, $6.0 million and $10.6 million in 2003, 2002 and 2001, respectively.  The weighted-average discount rate was 1.1%, 2.2% and 4.7% during the years 2003, 2002 and 2001, respectively.

Receivables, excluding the designated pool of accounts and notes receivable, sold during 2003 and 2002 with recourse amounted to $87.8 million and $144.5 million, respectively.  At December 31, 2003 and 2002, $14.4 million and $64.5 million, respectively, of such receivables sold remained uncollected and on the Consolidated Balance Sheet.

NOTE 10 ‑ COMMON SHARES
Effective December 31, 2001, IR-Limited became the successor to IR-New Jersey, following a corporate reorganization. The reorganization was accomplished through a merger of a newly formed merger subsidiary into IR-New Jersey. Upon consummation of the merger the shares of IR-New Jersey common stock automatically became IR-Limited Class A common shares.  As part of the reorganization, IR-New Jersey and certain of its subsidiaries, immediately prior to the merger transferred shares of certain IR-New Jersey subsidiaries and issued certain debt in exchange for which IR-Limited issued 135,250,003 Class B common shares.  The Class B common shares are non-voting and will pay comparable dividends to the Class A common shares.  The authorized share capital of IR-Limited is $1,175,010,000, consisting of (1) 1,175,000,000 common shares, par value $1.00 per share, which common shares consist of (a) 600,000,000 Class A common shares and (b) 575,000,000 Class B common shares, and (2) 10,000,000 preference shares, par value $0.001 per share, which preference shares consist of 600,000 Series A preference shares and such other series of preference shares as may be designated from time to time with the respective rights and restrictions determined by the board of directors.  Class A common shares (and associated preference share purchase rights) were issued to holders of IR-New Jersey common stock in the merger.  None of the preference shares were outstanding at December 31, 2003 or 2002.

Class A common shares issued were 168,003,884 at $1.00 par value at December 31, 2001 compared to 171,466,627 common shares at $2.00 par value at December 31, 2000.  The decrease in the par value of common shares from, $2.00 to $1.00 was recorded as an increase to capital in excess of par value and a decrease in common stock on the Consolidated Statement of Shareholders' Equity.

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

Annual dividends per common share were $0.72, $0.68, and $0.68, for 2003, 2002, and 2001, respectively.

NOTE 11 ‑ INCENTIVE STOCK PLANS
Under the Company's Incentive Stock Plans, key employees have been granted options to purchase Class A common shares at prices not less than the fair market value at the date of the grant.  Options issued before December 31, 1998, became exercisable one year after the date of the grant and expire at the end of 10 years.  Options issued after January 1, 1999, generally become exercisable ratably over a three-year period from their date of grant and expire at the end of 10 years.  Some options granted to certain executives had additional vesting provisions that were contingent upon a future closing stock price maintained for a 90-day period. These vesting provisions have been met at December 31, 2003.  The plans, approved by shareholders in 1990, 1995 and 1998, also authorize stock appreciation rights (SARs) and stock awards, which result in compensation expense.

The average fair values of the options granted during 2003, 2002 and 2001 were estimated at $13.16, $15.15, and $14.60, respectively, on the date of grant, using the Black-Scholes option-pricing model, which included the following assumptions:

	2003	2002	2001

Dividend yield	1.75%	1.61%	1.65%
Volatility	39.83%	38.85%	37.59%
Risk-free interest rate	3.12%	4.69%	5.01%
Expected life	5 years	5 years	5 years

Changes in options outstanding under the plans were as follows:

	Shares				Weighted-
	subject	Option price			average
	to option	range per share			exercise price

December 31, 2000	9,331,513	$ 15.13	-	$ 69.75	$ 42.75
Granted	4,245,465	40.42	-	49.14	41.31
Exercised	(346,266)	15.13	-	42.31	27.52
Cancelled	(159,736)	33.67	-	53.03	49.40

December 31, 2001	13,070,976	$ 20.67	-	$ 69.75	$ 42.77
Granted	2,045,685	36.84	-	50.35	42.28
Exercised	(1,111,264)	20.67	-	53.03	33.03
Cancelled	(582,346)	20.67	-	65.41	45.53

December 31, 2002	13,423,051	$ 21.63	-	$ 69.75	$ 43.39
Granted	3,103,321	39.05	-	63.12	39.21
Exercised	(5,165,839)	21.63	-	53.03	40.56
Cancelled	(712,036)	39.05	-	65.41	43.65

December 31, 2003	10,648,497	$ 24.08	-	$ 69.75	$ 43.54

At December 31, 2003, there were 875,946 SARs outstanding with no stock options attached.  The Company has reserved 4,126,888 shares for future incentive stock awards at December 31, 2003.

The following table summarizes information concerning currently outstanding and exercisable options:

			Options outstanding			Options exercisable

			Number	Weighted-	Weighted-	Number	Weighted-
Range of			outstanding	average	average	exercisable	average
exercise price			at 12/31/03	remaining life	exercise price	at 12/31/03	exercise price

$ 21.63	-	$ 38.91	374,501	2.5	$ 32.00	363,833	$ 31.86
39.05	-	39.05	2,775,671	8.8	39.05	15,010	39.05
40.42	-	40.53	1,798,830	6.2	40.53	971,434	40.53
40.62	-	41.28	194,793	5.7	40.79	115,983	40.82
41.81	-	41.81	1,422,904	7.6	41.81	366,640	41.81
42.03	-	42.99	588,984	3.5	42.39	539,066	42.35
43.79	-	48.98	636,211	6.7	45.89	528,912	45.77
49.09	-	52.51	1,288,196	4.7	49.62	1,018,155	49.30
53.03	-	53.03	1,386,157	5.0	53.03	1,386,157	53.03
53.63	-	69.75	182,250	4.9	62.06	179,250	62.04

$ 21.63	-	$ 69.75	10,648,497	6.4	$ 43.54	5,484,440	$ 46.22

The weighted-average number of shares exercisable and the weighted-average exercise prices were 8,307,597 shares at a price of $43.28 for December 31, 2002, and 7,066,243 shares at a price of $40.83 for December 31, 2001.

The Company also maintains a shareholder-approved Management Incentive Unit Award Plan. Under the plan, participating executives are awarded incentive units.  When dividends are paid on Class A common shares, dividends are awarded to unit holders, one-half of which is paid in cash, the remaining half of which is credited to the participant's account in the form of so-called Class A common share equivalents. The fair value of accumulated common share equivalents is paid in cash upon the participant's retirement. The number of common share equivalents credited to participants' accounts at December 31, 2003 and 2002, are 243,917 and 296,388, respectively.

NOTE 12 ‑ INCOME TAXES
Earnings before income taxes for the years ended December 31, were taxed within the following jurisdictions:

In millions	2003	2002	2001

United States	$ (17.4)	$(159.0)	$ (26.6)
Non-U.S.	705.1	542.1	156.6

Total	$ 687.7	$ 383.1	$ 130.0

The provision for income taxes was as follows:

In millions	2003	2002	2001

Current tax expense (benefit):
United States	$ 51.0	$(90.9)	$ (60.0)
Non-U.S.	64.0	39.0	38.9

Total current	115.0	(51.9)	(21.1)

Deferred tax expense (benefit):
United States	(18.9)	65.6	$ (23.3)
Non-U.S.	(1.9)	3.8	(5.6)

Total deferred	(20.8)	69.4	(28.9)

Total provision (benefit) for income taxes	$ 94.2	$ 17.5	$ (50.0)

The provision for income taxes differs from the amount of income taxes determined by applying the applicable U.S. statutory income tax rate to pretax income, as a result of the following differences:

	Percent of pretax income

	2003	2002	2001

Statutory U.S. rate	35.0%	35.0%	35.0%
Increase (decrease) in rates resulting from:
Amortization of goodwill	-	-	19.7
Non-U.S. operations	(21.1)	(22.9)	(62.0)
Extraterritorial income / foreign sales corporation	(2.8)	(3.6)	(17.6)
State and local income taxes, net of U.S. tax	0.4	0.1	(9.2)
Puerto Rico - Sec 936 Credit	(1.7)	(3.3)	(11.3)
Other	3.9	(0.7)	6.9

Effective tax rate	13.7%	4.6%	(38.5)%

At December 31, 2003, a summary of the deferred tax accounts, (including reclassifications in 2003 from current taxes payable), follows:

In millions	2003	2002	2001

Current deferred assets and (liabilities)
Difference between book and tax bases
of inventories and receivables	$ 33.5	$ 30.9	$ 27.1
Difference between book and tax expense for
other employee related benefits and allowances	122.6	58.8	66.2
Other reserves and valuation allowances
in excess of tax deductions	122.4	34.5	69.5
Other differences between tax and
financial statement values	(18.5)	51.0	10.7

Gross current deferred net tax assets	260.0	175.2	173.5

Noncurrent deferred assets and (liabilities)
Postretirement and postemployment benefits
other than pensions in excess of tax deductions	295.8	258.9	276.6
Tax benefit of operating losses and credit
carryforwards	309.7	101.1	118.5
Other reserves in excess of tax expense	49.9	25.6	33.1
Tax depreciation / amortization in excess of
book depreciation / amortization	(353.3)	(308.0)	(492.3)
Pension contributions in excess of book expense	125.6	134.1	(48.0)
Taxes provided by undistributed accumulated
subsidiary earnings	(5.8)	(5.8)	(5.8)

Gross noncurrent deferred net tax
assets and (liabilities)	421.9	205.9	(117.9)

Less: deferred tax valuation allowances	(56.7)	(50.4)	(60.8)

Total net deferred tax assets	$ 625.2	$ 330.7	$ (5.2)

Included in "Accrued expenses and other current liabilities" on the Consolidated Balance Sheet at December 31, 2003, is $206.1 million of income tax liability.

As of December 31, 2003, net operating loss carryforwards of approximately $1.03 billion are available to offset taxable income in future years.  A portion of these carryforwards will begin to expire in 2022, while the remainder generally have unlimited carryforward periods. The net operating loss carryforwards were incurred in various jurisdictions, predominately the United States, the United Kingdom and Switzerland.  A valuation allowance of $56.7 million has been recorded for certain non-U.S. carryforwards, which will likely not be realized. Approximately $11 million of the net operating loss carryforwards were acquired in business combinations transactions and any tax benefit, when realized, will reduce goodwill rather than the income tax provision.

At December 31, 2003, a total of $5.8 million and $7.5 million of noncurrent deferred taxes and current deferred taxes, respectively, has been provided for a portion of the undistributed earnings of the Company's subsidiaries. Deferred taxes have not been provided on the remainder of the undistributed earnings of $3.612 billion since these earnings have been, and under current plans, will continue to be permanently reinvested in these subsidiaries and it is not practicable to estimate the amount of additional taxes which may be payable upon distribution.  At December 31, 2002, the Company had provided $5.8 million of tax for the undistributed earnings of its subsidiaries.  During 2001, the Company determined that it no longer required deferred taxes of $16.7 million, which had been recorded with respect to such earnings in prior years and accordingly reduced the deferred tax liability and recorded a current tax benefit for such amount.

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

NOTE 13 - POSTRETIREMENT BENEFITS OTHER THAN PENSIONS
The Company sponsors several postretirement plans that cover certain eligible employees.  These plans provide for health care benefits, and in some instances, life insurance benefits.  Postretirement health plans generally are contributory and contributions are adjusted annually.  Life insurance plans for retirees are primarily noncontributory.  The Company funds the postretirement benefit costs principally on a pay-as-you-go basis.  Approximately $60 million of accrued costs in the balance sheet for 2002 are included in "Liabilities held for sale."

Summary information on the Company's plans at December 31, was as follows:

In millions	2003	2002

Change in benefit obligations:
Benefit obligation at beginning of year	$ 977.8	$ 913.6
Service cost	10.1	9.9
Interest cost	60.4	62.8
Plan participants' contributions	7.7	6.9
Amendments	(9.3)	(47.5)
Actuarial losses	123.1	113.1
Benefits paid	(78.0)	(71.6)
Curtailment and special termination benefits	(74.5)	(8.5)
Other	2.4	(0.9)

Benefit obligation at end of year	$ 1,019.7	$ 977.8

Funded status:
Plan assets less than benefit obligations	$ (1,019.7)	$(977.8)
Unrecognized:
Prior service gains	(58.6)	(84.6)
Plan net losses (gains)	344.1	234.1

Accrued costs in the balance sheet	$ (734.2)	$(828.3)

The components of net periodic postretirement benefits cost for the years ended December 31, were as follows:

In millions	2003	2002	2001

Service cost	$ 10.1	$ 9.9	$ 9.9
Interest cost	60.4	62.8	56.1
Net amortization and deferral losses (gains)	6.6	(0.3)	(4.5)

Net periodic postretirement benefit costs	77.1	72.4	61.5
Curtailment gains	(6.9)	(3.0)	-

Net postretirement benefit cost	$ 70.2	$ 69.4	$ 61.5

The Company uses an annual measurement date of November 30 for substantially all of its postretirement benefit plans for all years presented.  The sale of Engineered Solutions in February 2003 was deemed to be a significant event and required a remeasurement of the postretirement benefit plan.  The weighted-average assumptions used in the February 2003 remeasurement due to the sale were a discount rate of 6.50% and increases in per capita cost of covered health care benefits of 11.00% for the year, gradually reducing to 5.25% by 2009.  In the fourth quarter of 2002, the Company amended its postretirement benefit plans for U.S. non-bargaining employees and retirees, effective January 1, 2003.  The amendments eliminated subsidized life insurance for all future retirees.  The amendments also eliminated subsidized postretirement health care benefits for all new hires, as well as all active employees who did not meet certain eligibility requirements as of January 1, 2003.  When eligible employees retire from the Company between ages 55 and 65, they receive, at a cost to the retiree, certain health care benefits similar to those available to active employees.  After attaining age 65, an eligible retiree's health care benefit coverage becomes coordinated with Medicare.  The Company also amended the amount it will subsidize for postretirement health care benefits to a flat dollar cap with cost escalation equally shared between the Company and the retiree.  When the cap is reached, the retiree becomes responsible for all additional cost escalation.  The weighted-average assumptions used in the fourth quarter of 2002 remeasurement due to plan amendments were a discount rate of 6.75% and increases in per capita cost of covered health care benefits of 11.00% for the year, gradually reducing to 5.25% by 2009.

Assumptions:	2003	2002	2001

Weighted-average discount rate assumption used to determine:
Benefit obligations at December 31	6.00%	6.75%	7.25%
Net periodic benefit cost for the periods ended
February 15, 2003* and October 2002*	6.75%	7.25%	-
Net periodic benefit cost for the remaining
period ended December 31	6.50%	6.75%	7.75%
Assumed health care cost trend rates at December 31:
Current year medical inflation	11.00%	11.00%	11.00%
Ultimate inflation rate	5.25%	5.25%	5.25%
Year that the rate reaches the ultimate trend rate	2010	2009	2008

* Interim measurement dates

A 1% change in the medical trend rate assumed for postretirement benefits would have the following effects at December 31, 2003:

In millions	1% Increase	1% Decrease

Effect on total of service and interest cost components	$ 4.0	$ 3.4
Effect on postretirement benefit obligation	57.6	47.8

Benefit payments for postretirement benefits, which reflect future service, as appropriate, are expected to be paid as follows: $73.7 million in 2004, $76.6 million in 2005, $78.2 million in 2006, $79.4 million in 2007, $78.9 million in 2008 and $387.4 million for the years 2009 to 2013.

In December 2003, the Medicare Prescription Drug, Improvement and Modernization Act was signed into law.  In early January 2004, the FASB released FASB Staff Position No. 106-1 entitled, Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003.  The Company's measurement date for the postretirement benefit plans is November 30 and therefore the net periodic postretirement benefit costs for the period that includes the Act's effective date would be the first quarter of 2004.  The Company is analyzing its possible consequences to determine the impact of this legislation on its postretirement benefit plans.

NOTE 14 ‑ PENSION PLANS
The Company has noncontributory pension plans covering substantially all U.S. employees.  In addition, certain non-U.S. employees in other countries are covered by pension plans.  In the fourth quarter of 2002, the Company amended its U.S. pension plans for all non-collectively bargained employees effective January 1, 2003.  Prior to January 1, 2003, the Company's U.S. salaried plans principally provided benefits based on a career-average earnings formula and the Company's hourly pension plans provided benefits under flat benefit formulas.  Effective January 1, 2003, the Company's pension plans for U.S. non-collectively bargained employees provided benefits on a more modest final average pay formula.  The Company's U.S. collectively bargained pension plans will continue to principally provide benefits based on a flat benefit formula.  Non-U.S. plans provide benefits based on earnings and years of service.  In addition, the Company maintains other supplemental benefit plans for officers and other key employees.

Information regarding the Company's pension plans at December 31, was as follows:

In millions	2003	2002

Change in benefit obligations:
Benefit obligation at beginning of year	$ 2,766.8	$ 2,495.5
Service cost	45.4	49.1
Interest cost	174.8	172.8
Employee contributions	3.7	4.6
Amendments	19.1	38.9
Acquisitions	-	11.8
Expenses paid	(1.6)	(3.5)
Actuarial losses	229.4	145.5
Benefits paid	(189.1)	(209.9)
Foreign exchange impact	78.0	61.9
Curtailments and other	(46.4)	0.1

Benefit obligation at end of year	$ 3,080.1	$ 2,766.8

Change in plan assets:
Fair value at beginning of year	$ 2,229.7	$ 2,509.8
Actual return on assets	309.3	(179.5)
Company contributions	232.8	51.7
Employee contributions	3.6	4.6
Acquisitions	-	8.2
Expenses paid	(1.6)	(3.5)
Benefits paid	(186.0)	(206.4)
Foreign exchange impact	56.6	44.8
Other	(6.5)	-

Fair value of assets end of year	$ 2,637.9	$ 2,229.7

In millions	2003	2002

Funded status:
Plan assets in excess of benefit obligations	$(442.2)	$(537.1)
Unrecognized:
Net transition asset	4.9	5.6
Prior service costs	71.1	86.8
Plan net losses (gains)	686.6	607.5

Net amount recognized	$ 320.4	$ 162.8

Costs included in the balance sheet:
Prepaid expenses	$ 6.5	$ 6.8
Accrued current and non-current liabilities	(296.9)	(381.8)
Other assets (pension intangible)	51.7	71.9
Accumulated other comprehensive income	559.1	492.5
Assets held for sale	-	0.8
Liabilities held for sale	-	(27.4)

Net amount recognized	$ 320.4	$ 162.8

Weighted-average assumptions used:

Benefit obligations at December 31	2003	2002

Discount rate:
U.S. plans	6.00%	6.75%
Non-U.S. plans	5.75%	5.75%
Rate of compensation increase:
U.S. plans	4.00%	4.00%
Non-U.S. plans	3.75%	3.00%

The accumulated benefit obligation for all defined benefit pension plans was $2,936.8 million and $2,640.6 million at December 31, 2003 and 2002, respectively.

The projected benefit obligation, accumulated benefit obligation, and fair value of plan assets for pension plans with accumulated benefit obligations more than plan assets were $2,995.6 million, $2,867.6 million and $2,562.9 million, respectively, as of December 31, 2003, and $2,726.1 million, $2,609.4 million and $2,194.4 million, respectively, as of December 31, 2002.

The components of the Company's pension related costs for the years ended December 31, include the following:

In millions	2003	2002	2001

Service cost	$ 45.4	$ 49.1	$ 47.0
Interest cost	174.8	172.8	170.6
Expected return on plan assets	(179.0)	(209.5)	(226.7)
Net amortization of unrecognized:
Prior service costs	8.9	6.8	6.0
Transition amount	0.9	0.4	0.2
Plan net losses (gains)	32.0	7.8	(4.6)

Net pension cost (income)	83.0	27.4	(7.5)
Curtailment (gains) losses	(10.1)	9.3	11.2

Net pension cost after curtailments/settlements	$ 72.9	$ 36.7	$ 3.7

The curtailment and settlement gains in 2003 are associated primarily with the sale of Engineered Solutions.  The curtailment and settlement losses in 2002 and 2001 related to plant closures or reductions in the workforce associated with the Company's restructuring program.

The Company uses an annual measurement date of November 30 for substantially all of its pension plans for the years presented.  The sale of Engineered Solutions in February 2003 was a significant event.  The Engineered Solutions employees participated in the largest most significant U.S. pension plan and a remeasurement of that pension plan was required as of the date of sale. In the fourth quarter of 2002, the Company amended its U.S. pension plans for all non-collectively bargained employees, which also caused a remeasurement of certain significant pension plans.

Weighted-average assumption used:

Net periodic pension cost for the year ended December 31,	2003	2002	2001

Discount rate:
U.S. plans*	6.50%	7.25%	7.75%
Non-U.S. plans	5.75%	6.00%	6.00%
Rate of compensation increase:
U.S. plans	4.00%	5.00%	5.50%
Non-U.S. plans	3.00%	3.50%	3.50%
Expected return on plan assets:
U.S. plans	8.75%	9.00%	9.00%
Non-U.S. plans	7.50%	7.75%	7.75%

*Prior to the remeasurement date of February 15, 2003, the discount rate used was 6.75%. The rate for the smaller U.S. plans not requiring remeasurement during the year was 6.75% for all of 2003. There was no change to the rate of compensation increase and the expected return on plan assets upon remeasurement.  In addition, a remeasurement due to U.S. pension plan amendments during the fourth quarter of 2002 used updated assumptions of a 6.75% discount rate, and a 4.00% rate of compensation increase.

The expected long-term rates of return on plan assets are determined as of the measurement date.  The expected long-term rates of return are projected to be the rates of return to be earned over the period until the benefits are paid.  Accordingly, the long-term rates of return should reflect the rates of return on present investments, expected contributions to be received during the current year and on reinvestments over the period.  The rates of return utilized reflect the expected rates of return during the periods for which the payment of benefits is deferred.  The expected long-term rate of return on plan assets used is based on what is realistically achievable based on the types of assets held by the plans and the plans' investment policy.  Historical asset return trends for the larger plans are reviewed over fifteen, ten and five years.  The actual rate of return for plan assets over the last ten-and fifteen-year periods have exceeded the expected rate of return used.  The Company reviews each plan and its historical returns and asset allocations to determine the appropriate expected long-term rate of return on plan assets to be used. At the end of 2002, the Company believed that it needed to revise its long-term expectations based upon the market performance experienced in 2001 and 2002.

The Company's pension plans weighted-average asset allocations at December 31, 2002 and 2003, by asset category are as follows:

Asset category	2003	2002

Equity securities	61.6%	57.7%
Debt securities	27.3%	33.6%
Real estate	0.3%	0.3%
Other (including cash)	10.8%	8.4%

Total	100.0%	100.0%

The Company's investment objectives in managing its defined benefit plan assets are to ensure that present and future benefit obligations to all participants and beneficiaries are met as they become due; to provide a total return that, over the long term, maximizes the ratio of the plan assets to liabilities, while minimizing the present value of required company contributions, at the appropriate levels of risk; and meet any statutory requirements, laws and local regulatory agencies requirements.  Key investment decisions reviewed regularly are asset allocations, investment manager structure, investment managers, investment advisors and trustees or custodians.  An asset/liability modeling (ALM) study is used as the basis for global asset allocation decisions and updated approximately every five years or as required.  The Company's current strategic global asset allocation for its pension plans is 60% in equity securities and 40% in debt securities and cash.  The Company sets upper limits and lower limits of plus or minus 5%.  The asset allocations are reviewed quarterly and the rebalancing strategy is triggered quarterly if cash flows are not sufficient to rebalance the plans and appropriate action is taken to bring the plans within the strategic allocation ranges.

The Company contributed an additional discretionary $200 million to its pension plans in 2003.  The Company currently projects that it will contribute approximately  $65 million to its plans worldwide in 2004.  The Company's policy is to fund an amount, which could be in excess of the pension cost expensed, subject to the limitations imposed by current tax regulations.  While the Company anticipates funding the plans in 2004 in accordance with contributions required by funding regulations or the laws, most of the non-U.S. plans require employee contributions based on the employees' earnings.

Pension benefit payments, which reflect future service, as appropriate, are expected to be paid as follows: $193.8 million in 2004, $181.2 million in 2005, $181.4 million in 2006, $183.9 million in 2007, $187.3 million in 2008 and $967.0 million for the years 2009 to 2013.

Most of the Company's U.S. employees are covered by savings and other defined contribution plans.  Employer contributions and costs are determined based on criteria specific to the individual plans and amounted to approximately $51.8 million, $47.7 million and $44.0 million in 2003, 2002 and 2001, respectively.  The Company's costs relating to non-U.S. defined contribution plans, insured plans and other non-U.S. benefit plans were $9.3 million, $5.3 million and $6.5 million in 2003, 2002 and 2001, respectively.

NOTE 15 ‑ BUSINESS SEGMENT INFORMATION
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

Industrial Solutions is composed of a group of businesses focused on providing solutions for customers to enhance industrial efficiency.  Industrial Solutions previously included Waterjet, which due to its sale (see Note 3) is presented as a discontinued operation.  Industrial Solutions currently consists of the following:

       -    Air and Productivity Solutions is engaged in the design, manufacture, sale and service of air compressors, fluid products, microturbines, and industrial tools.  It is comprised of Air Solutions and
            Productivity Solutions, and has been aggregated based primarily on the nature of products and services, and the nature of their production processes.

       -    Dresser-Rand is engaged in the design, manufacture, sale and service of gas compressors, gas and steam turbines, and generators.

Infrastructure is engaged in the design, manufacture, sale and service of skid-steer loaders, mini-excavators, electric and gasoline powered golf and utility vehicles, portable compressors and light towers, road construction and repair equipment, and a broad line of drills and drill accessories.  It is comprised of Bobcat, Club Car, Portable Power, Road Development, and Specialty Equipment.

Security and Safety is engaged in the design, manufacture, sale and service of locks, door closers, exit devices, door control hardware, doors and frames, decorative hardware, and electronic and biometric access control systems.  Security and Safety previously included Laidlaw, which due to its sale (see Note 3) is presented as a discontinued operation.

A summary of operations by reportable segments for the years ended December 31, were as follows:

Dollar amounts in millions	2003	2002	2001

Climate Control
Revenues	$ 2,648.9	$ 2,466.4	$ 2,438.2
Operating income	219.1	137.0	21.7
Operating income as a percentage of sales	8.3%	5.6%	0.9%
Depreciation and amortization	57.0	60.9	148.5

Industrial Solutions
Air and Productivity Solutions
Revenues	1,363.6	1,279.0	1,275.9
Operating income	104.1	67.9	46.8
Operating income as a percentage of sales	7.6%	5.3%	3.7%
Depreciation and amortization	23.4	22.3	27.8

Dresser-Rand
Revenues	1,333.9	1,024.4	881.3
Operating income	43.4	33.2	21.4
Operating income as a percentage of sales	3.3%	3.2%	2.4%
Depreciation and amortization	21.2	37.0	33.6

Total Industrial Solutions
Revenues	2,697.5	2,303.4	2,157.2
Operating income	147.5	101.1	68.2
Operating income as a percentage of sales	5.5%	4.4%	3.2%
Depreciation and amortization	44.6	59.3	61.4

Infrastructure
Revenues	2,924.8	2,651.1	2,570.3
Operating income	317.3	238.7	219.7
Operating income as a percentage of sales	10.8%	9.0%	8.5%
Depreciation and amortization	45.3	43.3	66.1

Security and Safety
Revenues	1,605.0	1,470.1	1,376.3
Operating income	316.6	275.8	232.6
Operating income as a percentage of sales	19.7%	18.8%	16.9%
Depreciation and amortization	22.9	22.4	27.5

Total revenues	$ 9,876.2	$ 8,891.0	$ 8,542.0

Operating income from reportable segments	1,000.5	752.6	542.2
Unallocated corporate expense	(130.4)	(114.0)	(122.8)

Total operating income	$ 870.1	$ 638.6	$ 419.4

Total operating income as a percentage of sales	8.8%	7.2%	4.9%

Depreciation and amortization from reportable segments	169.8	185.9	303.5
Unallocated depreciation and amortization	24.2	19.4	12.6

Total depreciation and amortization	$ 194.0	$ 205.3	$ 316.1

Revenues by destination and long-lived assets by geographic area for the years ended December 31 were as follows:

In millions	2003	2002	2001

Revenues
United States	$ 5,698.5	$ 5,344.5	$ 5,277.9
Non-U.S.	4,177.7	3,546.5	3,264.1

Total	$ 9,876.2	$ 8,891.0	$ 8,542.0

In millions	2003	2002

Long-lived assets
United States	$ 1,199.3	$ 1,282.5
Non-U.S.	383.3	268.8

Total	$ 1,582.6	$ 1,551.3

NOTE 16 - IR-NEW JERSEY
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

As part of the reorganization of December 31, 2001, IR-Limited issued Class B common shares to IR-New Jersey in exchange for a $3.6 billion note and shares of certain IR-New Jersey subsidiaries.  The note, which is due in 2011, has a fixed rate of interest of 11 percent per annum payable semi-annually and imposes certain restrictive covenants upon IR-New Jersey.  The Class B common shares are non-voting and pay dividends comparable to the Class A common shares.  In 2002, IR-Limited contributed the note to a wholly owned subsidiary, which subsequently transferred portions of the note to several other subsidiaries all of which are included in the Other Subsidiaries below.  Accordingly, the subsidiaries of IR-Limited remain creditors of IR-New Jersey.

 The condensed consolidating financial statements present IR-Limited and IR-New Jersey investments in their subsidiaries using the equity method of accounting.  Intercompany investments in the non-voting Class B common shares are accounted for on the cost method and are reduced by intercompany dividends.  In accordance with generally accepted accounting principles the amounts related to the issuance of the Class B shares have been presented as contra accounts in Shareholders' Equity since the Class B issuance on December 31, 2001.  Balance sheet amounts previously presented as of December 31, 2001 have been reclassified to conform with this presentation.  The notes payable continue to be reflected as a liability on the balance sheet of IR-New Jersey and are enforceable in accordance with their terms.

Condensed Consolidating Income Statement
For the year ended December 31, 2003
	IR-	IR-	Other	Consolidating	IR-Limited
In millions	Limited	New Jersey	Subsidiaries	Adjustments	Consolidated

Net revenues	$ -	$ 1,266.9	$ 8,609.3	$ -	$ 9,876.2
Cost of goods sold	-	999.2	6,471.8	-	7,471.0
Selling and administrative expenses	-	304.1	1,234.2	-	1,538.3
Restructuring reversals	-	-	(3.2)	-	(3.2)

Operating (loss) income	-	(36.4)	906.5	-	870.1
Equity earnings in affiliates (net of tax)	653.1	1,058.3	(122.3)	(1,589.1)	-
Interest expense	-	(141.6)	(34.9)	-	(176.5)
Intercompany interest and fees	(5.9)	(442.1)	448.0	-	-
Other income (expense), net	(2.7)	(759.8)	756.6	-	(5.9)

Earnings (loss) before income taxes	644.5	(321.6)	1,953.9	(1,589.1)	687.7
(Benefit) provision for income taxes	-	(219.2)	313.4	-	94.2

Earnings (loss) from continuing operations	644.5	(102.4)	1,640.5	(1,589.1)	593.5
Discontinued operations, net of tax	-	(19.8)	70.8	-	51.0

Net earnings (loss)	$ 644.5	$ (122.2)	$ 1,711.3	$ (1,589.1)	$ 644.5

Condensed Consolidating Income Statement
For the year ended December 31, 2002
	IR-	IR-	Other	Consolidating	IR-Limited
In millions	Limited	New Jersey	Subsidiaries	Adjustments	Consolidated

Net revenues	$ -	$ 1,248.3	$ 7,642.7	$ -	$ 8,891.0
Cost of goods sold	(0.3)	962.5	5,824.4	-	6,786.6
Selling and administrative expenses	-	275.3	1,148.6	-	1,423.9
Restructuring charges	-	16.9	25.0	-	41.9

Operating income (loss)	0.3	(6.4)	644.7	-	638.6
Equity earnings in affiliates (net of tax)
before the cumulative effect of change in
accounting principle	363.2	347.7	(39.2)	(671.7)	-
Interest expense	-	(186.6)	(43.7)	-	(230.3)
Intercompany interest and fees	97.3	(365.6)	268.3	-	-
Other income (expense), net	0.2	(38.2)	12.8	-	(25.2)

Earnings (loss) before income taxes	461.0	(249.1)	842.9	(671.7)	383.1
(Benefit) provision for income taxes	-	(224.7)	242.2	-	17.5

Earnings (loss) from continuing operations	461.0	(24.4)	600.7	(671.7)	365.6
Discontinued operations, net of tax	-	(14.8)	110.2	-	95.4

Earnings (loss) before cumulative effect
of change in accounting principle	461.0	(39.2)	710.9	(671.7)	461.0
Cumulative effect of change in accounting
principle, net of tax	(634.5)	(634.5)	(634.5)	1,269.0	(634.5)

Net (loss) earnings	$ (173.5)	$ (673.7)	$ 76.4	$ 597.3	$ (173.5)

Condensed Consolidating Income Statement
For the year ended December 31, 2001
	IR-	IR-	Other	Consolidating	IR-Limited
In millions	Limited	New Jersey	Subsidiaries	Adjustments	Consolidated

Net revenues	$ -	$ 1,200.0	$ 7,342.0	$ -	$ 8,542.0
Cost of goods sold	-	892.5	5,802.0	-	6,694.5
Selling and administrative expenses	-	248.9	1,105.5	-	1,354.4
Restructuring charges	-	25.5	48.2	-	73.7

Operating income	-	33.1	386.3	-	419.4
Equity earnings in affiliates (net of tax)	-	342.8	-	(342.8)	-
Interest expense	-	(203.0)	(46.3)	-	(249.3)
Intercompany interest and fees	-	(17.6)	17.6	-	-
Other income (expense), net	-	(81.4)	41.3	-	(40.1)

Earnings (loss) before income taxes	-	73.9	398.9	(342.8)	130.0
(Benefit) provision for income taxes	-	(178.2)	128.2	-	(50.0)

Earnings (loss) from continuing operations	-	252.1	270.7	(342.8)	180.0
Discontinued operations, net of tax	-	(5.9)	72.1	-	66.2

Net earnings (loss)	$ -	$ 246.2	$ 342.8	$(342.8)	$ 246.2

Condensed Consolidating Balance Sheet
December 31, 2003

			Other	Consolidating	IR-Limited
In millions	IR-Limited	IR-New Jersey	Subsidiaries	Adjustments	Consolidated

Current assets:
Cash and cash equivalents	$ 160.5	$ 104.1	$ 193.1	$ -	$ 457.7
Marketable securities	-	-	1.9	-	1.9
Accounts and notes receivable, net	3.4	245.0	1,464.4	-	1,712.8
Inventories, net	-	122.3	886.8	-	1,009.1
Prepaid expenses and deferred income taxes	0.2	132.3	224.6	-	357.1
Assets held for sale	-	-	-	-	-
Accounts and notes receivable affiliates	(0.4)	-	9,062.5	(9,062.1)	-

Total current assets	163.7	603.7	11,833.3	(9,062.1)	3,538.6

Investment in affiliates	4,777.2	9,917.3	15,651.2	(30,345.7)	-
Property, plant and equipment, net	-	259.3	953.8	-	1,213.1
Intangible assets, net	-	160.6	4,910.3	-	5,070.9
Other assets	-	105.2	737.1	-	842.3

Total assets	$ 4,940.9	$ 11,046.1	$ 34,085.7	$ (39,407.8)	$ 10,664.9

Current liabilities:
Accounts payable and accruals	$ 4.3	$ (11.1)	$ 2,259.1	$ -	$ 2,252.3
Loans payable	-	713.2	87.5	-	800.7
Liabilities held for sale	-	-	-	-	-
Accounts and note payable affiliates	443.3	774.7	7,844.1	(9,062.1)	-

Total current liabilities	447.6	1,476.8	10,190.7	(9,062.1)	3,053.0

Long-term debt	-	1,290.3	228.3	-	1,518.6
Note payable affiliate	-	3,647.4	-	(3,647.4)
Other noncurrent liabilities	-	207.9	1,392.1	-	1,600.0

Total liabilities	447.6	6,622.4	11,811.1	(12,709.5)	6,171.6

Shareholders' equity:
Class A common shares	174.5	-	-	-	174.5
Class B common shares	135.3	-	-	(135.3)	-
Common shares	-	-	2,362.8	(2,362.8)	-
Other shareholders' equity	9,221.8	5,304.9	24,454.6	(34,392.0)	4,589.3
Accumulated other comprehensive income (loss)	50.9	(410.2)	75.4	13.4	(270.5)

	9,582.5	4,894.7	26,892.8	(36,876.7)	4,493.3
Less: Contra account	(5,089.2)	(471.0)	(4,618.2)	10,178.4	-

Total shareholders' equity	4,493.3	4,423.7	22,274.6	(26,698.3)	4,493.3

Total liabilities and equity	$ 4,940.9	$ 11,046.1	$ 34,085.7	$ (39,407.8)	$ 10,664.9

Condensed Consolidating Balance Sheet
December 31, 2002

			Other	Consolidating	IR-Limited
In millions	IR-Limited	IR-New Jersey	Subsidiaries	Adjustments	Consolidated

Current assets:
Cash and cash equivalents	$ -	$ 209.0	$ 133.2	$ -	$ 342.2
Marketable securities	-	-	1.8	-	1.8
Accounts and notes receivable, net	-	113.6	1,279.2	-	1,392.8
Inventories, net	-	136.1	1,045.2	-	1,181.3
Prepaid expenses and deferred income taxes	-	55.2	324.0	-	379.2
Assets held for sale	-	1.4	819.4	-	820.8
Accounts and notes receivable affiliates	1.3	-	10,554.3	(10,555.6)	-

Total current assets	1.3	515.3	14,157.1	(10,555.6)	4,118.1

Investment in affiliates	3,768.6	12,239.1	3,313.6	(19,321.3)	-
Property, plant and equipment, net	-	265.0	1,011.3	-	1,276.3
Intangible assets, net	-	173.3	4,721.6	-	4,894.9
Other assets	0.1	(37.8)	558.0	-	520.3

Total assets	$ 3,770.0	$ 13,154.9	$ 23,761.6	$ (29,876.9)	$ 10,809.6

Current liabilities:
Accounts payable and accruals	$ -	$ 104.3	$ 2,234.9	$ -	$ 2,339.2
Loans payable	-	1,073.2	82.3	-	1,155.5
Liabilities held for sale	-	-	303.4	-	303.4
Accounts and note payable affiliates	291.8	3,236.7	7,027.1	(10,555.6)	-

Total current liabilities	291.8	4,414.2	9,647.7	(10,555.6)	3,798.1

Long-term debt	-	1,854.8	237.3	-	2,092.1
Note payable affiliate	-	3,647.4	-	(3,647.4)	-
Other noncurrent liabilities	-	95.6	1,345.6	-	1,441.2

Total liabilities	291.8	10,012.0	11,230.6	(14,203.0)	7,331.4

Shareholders' equity:
Class A common shares	169.2	-	-	-	169.2
Class B common shares	135.3	-	-	(135.3)	-
Common shares	-	-	2,362.8	(2,362.8)	-
Other shareholders' equity	8,551.7	4,040.8	15,034.2	(23,804.6)	3,822.1
Accumulated other comprehensive (loss) income	(191.6)	(418.9)	(158.6)	256.0	(513.1)

	8,664.6	3,621.9	17,238.4	(26,046.7)	3,478.2
Less: Contra account	(5,186.4)	(479.0)	(4,707.4)	10,372.8	-

Total shareholders' equity	3,478.2	3,142.9	12,531.0	(15,673.9)	3,478.2

Total liabilities and equity	$ 3,770.0	$ 13,154.9	$ 23,761.6	$ (29,876.9)	$ 10,809.6

Condensed Consolidating Statement of Cash Flows
For the year ended December 31, 2003

	IR-	IR-	Other	IR-Limited
In millions	Limited	New Jersey	Subsidiaries	Consolidated

Net cash provided by (used in) operating activities	$146.4	$ 311.2	$ (216.4)	$ 241.2

Cash flows from investing activities:
Capital expenditures	-	(20.5)	(87.4)	(107.9)
Proceeds from sale of property, plant and equipment	-	11.6	35.1	46.7
Investments and acquisitions, net of cash	(19.6)	(1.5)	(0.2)	(21.3)
Proceeds from business dispositions	43.0	395.5	312.9	751.4
Proceeds from sales and maturities of
marketable securities	-	147.6	-	147.6
Cash (invested in) provided by or advances (to)
from equity companies	-	-	(1.3)	(1.3)

Net cash provided by investing activities	23.4	532.7	259.1	815.2

Cash flows from financing activities:
Net change in debt	-	(924.2)	(15.6)	(939.8)
Proceeds from the exercise of stock options	211.1	-	-	211.1
Dividends (paid) received	(220.4)	8.0	89.2	(123.2)

Net cash (used in) provided by financing activities	(9.3)	(916.2)	73.6	(851.9)

Net cash used in discontinued operations	-	(32.6)	(60.5)	(93.1)

Effect of exchange rate changes on cash and
cash equivalents	-	-	4.1	4.1

Net increase (decrease) in cash and cash equivalents	160.5	(104.9)	59.9	115.5
Cash and cash equivalents - beginning of period	-	209.0	133.2	342.2

Cash and cash equivalents - end of period	$160.5	$ 104.1	$ 193.1	$ 457.7

Condensed Consolidating Statement of Cash Flows
For the year ended December 31, 2002

	IR-	IR-	Other	IR-Limited
In millions	Limited	New Jersey	Subsidiaries	Consolidated

Net cash provided by operating activities	$170.0	$ 381.6	$ 41.7	$ 593.3

Cash flows from investing activities:
Capital expenditures	-	(19.7)	(102.8)	(122.5)
Proceeds from sale of property, plant and equipment	-	6.8	37.4	44.2
Investments and acquisitions, net of cash	-	(2.8)	(109.9)	(112.7)
Proceeds from sales and maturities of
marketable securities	-	-	5.5	5.5
Cash (invested in) provided by or advances (to)
from equity companies	-	-	(2.1)	(2.1)

Net cash used in investing activities	-	(15.7)	(171.9)	(187.6)

Cash flows from financing activities:
Net change in debt	-	(172.5)	(45.4)	(217.9)
Proceeds from the exercise of stock options	36.8	-	-	36.8
Dividends (paid) received	(206.8)	7.6	84.3	(114.9)

Net cash (used in) provided by financing activities	(170.0)	(164.9)	38.9	(296.0)

Net cash (used in) provided by discontinued operations	-	(15.4)	131.0	115.6

Effect of exchange rate changes on cash and
cash equivalents	-	-	2.9	2.9

Net increase in cash and cash equivalents	-	185.6	42.6	228.2
Cash and cash equivalents - beginning of period	-	23.4	90.6	114.0

Cash and cash equivalents - end of period	$ -	$ 209.0	$ 133.2	$ 342.2

Condensed Consolidating Statement of Cash Flows
For the year ended December 31, 2001

	IR-	IR-	Other	IR-Limited
In millions	Limited	New Jersey	Subsidiaries	Consolidated

Net cash provided by operating activities	$ -	$ 222.6	$ 302.4	$ 525.0

Cash flows from investing activities:
Capital expenditures	-	(21.5)	(135.7)	(157.2)
Proceeds from sale of property, plant and equipment	-	-	37.8	37.8
Investments and acquisitions, net of cash	-	(9.2)	(149.1)	(158.3)
Proceeds from business dispositions	-	-	17.5	17.5
Proceeds from sales and maturities of
marketable securities	-	103.9	(6.7)	97.2
Cash (invested in) provided by or advances (to)
from equity companies	-	-	11.7	11.7

Net cash provided by (used in) investing activities	-	73.2	(224.5)	(151.3)

Cash flows from financing activities:
Net change in debt	-	(86.9)	(127.2)	(214.1)
Proceeds from the exercise of stock options	-	9.7	-	9.7
Dividends paid	-	(113.1)	-	(113.1)
Purchase of treasury shares	-	(72.5)	-	(72.5)

Net cash used in financing activities	-	(262.8)	(127.2)	(390.0)

Net cash (used in) provided by discontinued operations	-	(9.6)	48.4	38.8

Effect of exchange rate changes on cash and
cash equivalents	-	-	(5.5)	(5.5)

Net increase (decrease) in cash and cash equivalents	-	23.4	(6.4)	17.0
Cash and cash equivalents - beginning of period	-	-	97.0	97.0

Cash and cash equivalents - end of period	$ -	$ 23.4	$ 90.6	$ 114.0

NOTE 17 - SUBSEQUENT EVENT
On February 19, 2004, the Company announced that it has agreed to sell its Drilling Solutions business unit to Atlas Copco AB, for approximately $225 million. The transaction, which is expected to be completed in the second quarter of 2004, is subject to regulatory approvals.  The Drilling Solutions business, which is currently included in the Company's Infrastructure Segment, manufactures drilling equipment and accessories for the worldwide construction, mining, quarrying, and water-well drilling industries. The business had 2003 revenues of approximately $300 million and employs approximately 950 people.

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

The Audit Committee of the Board of Directors is comprised entirely of individuals who are not employees of the Company. This committee meets periodically with the independent auditors, the internal auditors and management to consider audit results and to discuss significant internal accounting controls, auditing and financial reporting matters.  The Audit Committee recommends the selection of the independent auditors, who are then appointed by the shareholders.

The independent auditors are engaged to perform an audit of the consolidated financial statements in accordance with generally accepted auditing standards.  Their report follows.

/S/ Herbert L. Henkel                                                             /S/ Timothy R. McLevish
Herbert L. Henkel                                                                  Timothy R. McLevish
Chairman, President and                                                         Senior Vice President and
Chief Executive Officer                                                           Chief Financial Officer

Report of Independent Auditors

To the Board of Directors of Ingersoll-Rand Company Limited:

In our opinion, the accompanying consolidated balance sheets, and the related statements of income, shareholders' equity and cash flows present fairly, in all material respects, the financial position of Ingersoll-Rand Company Limited and its subsidiaries, the successor company to Ingersoll-Rand Company, at December 31, 2003 and 2002, and the results oftheir operations and their cash flows for each of the three years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.  These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits.  We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 5 to the consolidated financial statements, on January 1, 2002, the Company adopted SFAS No. 142, "Goodwill and Other Intangible Assets."

PricewaterhouseCoopers LLP
Florham Park, New Jersey
February 4, 2004, except for Note 17 for which the date is February 19, 2004