Form 10-K, Exhibit 13
period 2004-12-31
INGERSOLL RAND CO LTD
filed 2005-03-16
CIK 1160497

                                Exhibit 13

Consolidated Statement of Income
In millions, except per share amounts

For the years ended December 31,	2004	2003	2002

Net revenues	$ 9,393.6	$ 8,249.3	$ 7,583.0
Cost of goods sold	6,854.0	6,109.0	5,718.1
Selling and administrative expenses	1,419.3	1,355.9	1,245.0
Restructuring (reversals) charges	-	(3.2)	41.9

Operating income	1,120.3	787.6	578.0
Interest expense	(153.1)	(175.5)	(227.9)
Other income (expense), net	17.0	10.9	(20.1)
Minority interests	(16.0)	(14.9)	(15.5)

Earnings before income taxes	968.2	608.1	314.5
Provision (benefit) for income taxes	138.4	75.3	(7.9)

Earnings from continuing operations	829.8	532.8	322.4
Discontinued operations, net of tax	388.9	111.7	138.6

Earnings before cumulative effect of

change in accounting principle	1,218.7	644.5	461.0
Cumulative effect of change in
accounting principle, net of tax	-	-	(634.5)

Net earnings (loss)	$ 1,218.7	$ 644.5	$ (173.5)

Basic earnings (loss) per common share:
Earnings from continuing operations	$ 4.79	$ 3.12	$ 1.91
Discontinued operations, net of tax	2.24	0.65	0.82

Earnings before cumulative effect
of change in accounting principle	7.03	3.77	2.73
Cumulative effect of change in
accounting principle, net of tax	-	-	(3.76)

Net earnings (loss)	$ 7.03	$ 3.77	$ (1.03)

Diluted earnings (loss) per common share:
Earnings from continuing operations	$ 4.73	$ 3.09	$ 1.89
Discontinued operations, net of tax	2.22	0.65	0.82

Earnings before cumulative effect
of change in accounting principle	6.95	3.74	2.71
Cumulative effect of change in
accounting principle, net of tax	-	-	(3.73)

Net earnings (loss)	$ 6.95	$ 3.74	$ (1.02)

See accompanying Notes to Consolidated Financial Statements.

Consolidated Balance Sheet
In millions, except share amounts

December 31,	2004	2003

ASSETS
Current assets:
Cash and cash equivalents	$ 1,703.7	$ 417.2
Accounts and notes receivable, less allowance of
$70.1 in 2004 and $58.7 in 2003	1,498.4	1,403.0
Inventories	1,058.8	858.0
Prepaid expenses and deferred income taxes	348.8	286.8
Assets held for sale	-	1,051.6

Total current assets	4,609.7	4,016.6

Property, plant and equipment, net	1,013.2	1,066.0
Goodwill	4,211.0	4,162.6
Intangible assets, net	618.2	632.0
Other assets	962.5	787.7

Total assets	$ 11,414.6	$ 10,664.9

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable	$ 684.0	$ 620.3
Accrued expenses and other current liabilities	1,146.6	914.3
Accrued compensation and benefits	433.5	368.1
Loans payable and current maturities of long-term debt	612.8	797.0
Liabilities held for sale	-	438.9

Total current liabilities	2,876.9	3,138.6

Long-term debt	1,267.6	1,518.4
Postemployment and other benefit liabilities	1,018.1	1,071.1
Other noncurrent liabilities	518.2	443.5

Total liabilities	5,680.8	6,171.6

Commitments and contingencies (Note 7)

Shareholders' equity:
Class A common shares, $1 par value (178,377,012,
174,453,978 shares issued in 2004 and 2003, respectively,
and net of 5,292,689 shares owned by subsidiary in 2004)	173.1	174.5
Capital in excess of par value	469.6	610.6
Retained earnings	5,028.3	3,978.7
Accumulated other comprehensive income (loss)	62.8	(270.5)

Total shareholders' equity	5,733.8	4,493.3

Total liabilities and shareholders' equity	$ 11,414.6	$ 10,664.9

See accompanying Notes to Consolidated Financial Statements.

Consolidated Statement of Shareholders' Equity
In millions
						Accumulated
Total				Capital in		other
shareholders'		Common stock		excess of	Retained	comprehensive	Comprehensive
equity		Amount	Shares	par value	earnings	(loss) income	(loss) income

Balance at December 31, 2001	$ 3,916.6	$ 168.0	168.0	$ 324.2	$ 3,745.8	$ (321.4)
Net loss	(173.5)				(173.5)		$ (173.5)
Foreign currency translation	124.3					124.3	124.3
Change in fair value of derivatives qualifying
as cash flow hedges, net of tax of $0.2	1.2					1.2	1.2
Minimum pension liability adjustment, net of tax of $175.3	(317.2)					(317.2)	(317.2)

Total comprehensive loss							$ (365.2)

Shares issued under incentive stock plans	41.7	1.2	1.2	40.5
Cash dividends	(114.9)				(114.9)

Balance at December 31, 2002	3,478.2	169.2	169.2	364.7	3,457.4	(513.1)
Net earnings	644.5				644.5		$ 644.5
Foreign currency translation	302.9					302.9	302.9
Change in fair value of derivatives qualifying
as cash flow hedges, net of tax of $3.2	(18.1)					(18.1)	(18.1)
Minimum pension liability adjustment, net of tax of $24.4	(42.2)					(42.2)	(42.2)

Total comprehensive income							$ 887.1

Shares issued under incentive stock plans	251.2	5.3	5.3	245.9
Cash dividends	(123.2)				(123.2)

Balance at December 31, 2003	4,493.3	174.5	174.5	610.6	3,978.7	(270.5)
Net earnings	1,218.7				1,218.7		$ 1,218.7
Foreign currency translation	168.7					168.7	168.7
Change in fair value of derivatives qualifying
as cash flow hedges, net of tax of $0.4	3.1					3.1	3.1
Minimum pension liability adjustment, net of tax of $103.7	161.5					161.5	161.5

Total comprehensive income							$ 1,552.0

Shares issued under incentive stock plans	213.5	3.9	3.9	209.6
Repurchase of common shares by subsidary	(355.9)	(5.3)	(5.3)	(350.6)
Change in fiscal year end of subsidiary, net of tax of $7.3	(16.5)				(16.5)
Cash dividends	(152.6)				(152.6)

Balance at December 31, 2004	$ 5,733.8	$ 173.1	173.1	$ 469.6	$ 5,028.3	$ 62.8

See accompanying Notes to Consolidated Financial Statements.

Consolidated Statement of Cash Flows
In millions

For the years ended December 31,	2004	2003	2002

Cash flows from operating activities:
Earnings from continuing operations before cumulative effect
of change in accounting principle	$ 829.8	$ 532.8	$ 322.4
Adjustments to arrive at net cash provided by operating activities:
Restructure of operations	-	(3.2)	41.9
Depreciation and amortization	174.4	171.6	166.7
Gain on sale of property, plant and equipment	(8.9)	(5.7)	(0.5)
Minority interests, net of dividends	6.3	4.6	6.2
Equity earnings, net of dividends	(8.6)	(0.1)	(0.7)
Deferred income taxes	(59.2)	(26.9)	65.4
Other items	(16.6)	(46.2)	0.8
Changes in other assets and liabilities
(Increase) decrease in:
Accounts and notes receivable	(70.1)	(277.3)	40.1
Inventories	(174.8)	13.4	42.1
Other current and noncurrent assets	(156.2)	(49.1)	(92.5)
Increase (decrease) in:
Accounts payable and accruals	91.5	5.2	(47.9)
Other current and noncurrent liabilities	145.6	(180.7)	(57.6)

Net cash provided by operating activities	753.2	138.4	486.4

Cash flows from investing activities:
Capital expenditures	(108.6)	(99.3)	(106.6)
Proceeds from sale of property, plant and equipment	50.4	43.1	40.8
Acquisitions, net of cash	(33.7)	(21.3)	(112.7)
Proceeds from business dispositions	1,413.2	751.4	-
Proceeds from sales and maturities of marketable securities	-	147.6	-
Cash (invested in) provided by or advances (to) from equity companies	7.6	(0.6)	(2.3)

Net cash provided by (used in) investing activities	1,328.9	820.9	(180.8)

Cash flows from financing activities:
Decrease in short-term borrowings	(16.3)	(146.7)	(158.0)
Proceeds from long-term debt	-	-	26.5
Payments of long-term debt	(453.1)	(792.9)	(89.7)

Net change in debt	(469.4)	(939.6)	(221.2)
Proceeds from exercise of stock options	170.7	211.1	36.7
Dividends paid	(152.6)	(123.2)	(114.8)
Purchase of treasury shares	(355.9)	-	-

Net cash used in financing activities	(807.2)	(851.7)	(299.3)

Net cash provided by discontinued operations	18.9	21.8	190.2

Effect of change in fiscal year end of businesses	(23.8)	-	-

Effect of exchange rate changes on cash and cash equivalents	16.5	2.6	2.8

Net increase in cash and cash equivalents	1,286.5	132.0	199.3
Cash and cash equivalents - beginning of period	417.2	285.2	85.9

Cash and cash equivalents - end of period	$ 1,703.7	$ 417.2	$ 285.2

Cash paid during the year for:
Interest, net of amounts capitalized	$ 124.2	$ 190.2	$ 230.5
Income taxes, net of refunds	170.8	73.5	(12.6)

See accompanying Notes to Consolidated Financial Statements.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
A summary of significant accounting policies used in the preparation of the accompanying financial statements follows:

Basis of Presentation:  The consolidated financial statements of Ingersoll-Rand Company Limited, a Bermuda company (IR-Limited or the Company), have been prepared in accordance with generally accepted accounting principles in the United States.  IR-Limited is the successor to Ingersoll-Rand Company, a New Jersey corporation (IR-New Jersey), following a corporate reorganization (the reorganization) that became effective on December 31, 2001.  The reorganization was accomplished through a merger of a newly-formed merger subsidiary of IR-Limited.  IR-Limited and its subsidiaries continue to conduct the businesses previously conducted by IR-New Jersey and its subsidiaries.  The reorganization has been accounted for as a reorganization of entities under common control and accordingly it did not result in any changes to the consolidated amounts of assets, liabilities and shareholders' equity.

The accompanying condensed consolidated financial statements include the results of Hussmann International, Inc. (Hussmann) and its majority-owned subsidiaries.  Since the 2000 acquisition, all Hussmann operations were included in the consolidated financial statements on a 15-day lag basis for U.S. operations and a one-month lag basis for all non-U.S. operations.  Due to process improvements, the 15-day and one-month lags were eliminated as of the beginning of fiscal year 2004 for Hussmann and its majority-owned subsidiaries.  The resulting net loss of $16.5 million was recorded directly to retained earnings during the first quarter of 2004.

Use of Estimates:  In conformity with generally accepted accounting principles, management has used estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and the disclosure of contingent assets and liabilities.  Significant estimates include accounting for doubtful accounts, depreciation and amortization, inventory reserves, valuation of assets including goodwill and other intangible assets, products warranties, sales allowances, taxes, environmental, asbestos, product liability and other contingencies.  Actual results could differ from those estimates.

Principles of Consolidation:  The consolidated financial statements include all wholly owned and majority owned subsidiaries.  Intercompany transactions and balances have been eliminated.  Partially owned equity affiliates are accounted for under the equity method.

Reclassifications:  Reclassifications were made to prior-year amounts to conform with the 2004 presentation.  The accompanying consolidated financial statements restate the previously presented amounts to report the Company's Drilling Solutions and Dresser-Rand business units as discontinued operations (See Note 2).

Cash Equivalents:  The Company considers all highly liquid investments, consisting primarily of time deposits and commercial paper with maturities of three months or less when purchased, to be cash equivalents.  Cash equivalents were $1,517.6 million and $247.9 million at December 31, 2004 and 2003, respectively.

Inventories:  Inventories are stated at cost, which is not in excess of market.  Most U.S. manufactured inventories, excluding the Climate Control segment, are valued using the last-in, first-out (LIFO) method.  All other inventories are valued using the first-in, first-out (FIFO) method.

Allowance for Doubtful Accounts and Inventory Reserves:  The Company has provided an allowance for doubtful accounts receivable and inventory reserves based upon its knowledge of its end markets, customer base and products.

Property, Plant and Equipment:  Property, plant and equipment are stated at cost, less accumulated depreciation.  The Company principally uses accelerated depreciation methods for assets placed in service prior to December 31, 1994.  Assets acquired subsequent to that date are depreciated using the straight-line method over their estimated useful lives.  Useful lives range from 10 to 50 years for buildings and improvements and from 3 to 12 years for machinery and equipment.  At December 31, 2004 and 2003, gross land and buildings totaled $570.4 million and $560.2 million, respectively, while gross machinery and equipment totaled $1,288.1 million and $1,318.3 million, respectively.  Accumulated depreciation at December 31, 2004 and 2003 was $845.3 million and $812.5 million, respectively.  Depreciation expense was $134.1 million, $133.0 million and $131.5 million in 2004, 2003 and 2002, respectively.

Intangible Assets:  Effective January 1, 2002, the Company adopted SFAS No. 142, "Goodwill and Other Intangible Assets."  Under the provisions of this standard, goodwill and intangible assets deemed to have indefinite lives are no longer subject to amortization, but rather are tested for impairment at least annually.  The carrying value of goodwill and other intangibles is also reviewed if the facts and circumstances, such as a significant decline in sales, earnings or cash flows or material adverse changes in the business climate, suggest that it may be impaired.  If this review indicates that goodwill will not be recoverable as determined based on the estimated discounted cash flows of the reporting unit, impairment is measured by comparing the carrying value of goodwill to fair value.  Fair value is determined based on quoted market values, discounted cash flows or appraisals. The Company amortizes other intangible assets on a straight-line basis over their estimated useful lives.

Long-lived Assets:  Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.  An impairment in the carrying value of an asset would be recognized whenever anticipated future undiscounted cash flows from an asset are less than its carrying value.  The impairment is measured as the amount by which the carrying value exceeds the fair value of the asset as determined by an estimate of discounted cash flows.

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

Revenue Recognition: Revenue is generally recognized and earned when all of the following criteria are satisfied: (a) persuasive evidence of a sales arrangement exists; (b) price is fixed or determinable; and (c) collectibility is reasonably assured and delivery has occurred or service has been rendered.  Post-shipment deliverables (such as customer acceptance, training or installation) are recognized in revenue only when the buyer becomes obligated to pay.

Research and Development Costs:  Research and development expenditures, including qualifying engineering costs, are expensed when incurred and amounted to $149.2 million in 2004, $164.5 million in 2003 and $151.5 million in 2002.  The Company also incurs engineering costs which are not considered research and development expenditures.

Comprehensive Income: Comprehensive income (loss) includes net income (loss), foreign currency translation adjustments, amounts relating to cash flow hedges, additional minimum pension liability adjustments, and unrealized holding gains and losses on marketable securities. The balances at December 31, 2004 and 2003, for the components of accumulated other comprehensive income were foreign currency translation adjustment of $272.9 million and $104.2 million, minimum pension liability adjustment of $(197.9) million and $(359.4) million, and unrealized losses on cash flow hedges of $(12.2) million and $(15.3) million, respectively.

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

Net foreign currency transaction losses recorded in "Other income (expense), net" were, $9.6 million, $6.3 million and $10.5 million in 2004, 2003 and 2002, respectively.

Earnings Per Share: Basic earnings per share is based on the weighted-average number of Class A common shares outstanding.  Diluted earnings per share is based on the weighted-average number of Class A common shares outstanding as well as potentially dilutive common shares, which in the Company's case include shares issuable under stock benefit plans.  The weighted-average number of Class A common shares outstanding for basic earnings per share calculations were 173.3 million, 171.1 million and 168.9 million for 2004, 2003 and 2002, respectively. For diluted earnings per share purposes, these balances increased by 2.1 million, 1.3 million and 1.3 million shares for 2004, 2003 and 2002, respectively.  At December 31, 2004, 2003 and 2002, 3.0 million, 1.9 million and 5.7 million shares, respectively, were excluded because the effect would be anti-dilutive.

Stock-based Compensation:  Under the Company's Incentive Stock Plans, approved in 1990, 1995, and 1998, key employees have been granted options to purchase Class A common shares.  The Company continues to account for these plans under the recognition and measurement principles of APB No. 25, "Accounting for Stock Issued to Employees."  Accordingly, no compensation expense is recognized for employee stock options since options granted are at prices not less than fair market value at the date of grant.  The plans also authorize stock appreciation rights (SARs) and stock awards, which result in compensation expense.  Additionally, the Company maintains a shareholder-approved Management Incentive Unit Award Plan, which results in compensation expense.  All plans are described more fully in Note 9.

The following table is presented in accordance with SFAS No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure" and illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provisions of SFAS No. 123, "Accounting for Stock-Based Compensation," to stock-based employee compensation.

	For the years ended December 31,

In millions, except per share amounts	2004	2003	2002

Net earnings (loss), as reported	$ 1,218.7	$ 644.5	$(173.5)
Add: Stock-based employee compensation expense
included in reported net income, net of tax	34.0	34.4	4.8
Deduct: Total stock-based employee compensation
expense determined under fair value based method
for all awards, net of tax	62.8	60.5	32.7

Pro forma net earnings (loss)	$ 1,189.9	$ 618.4	$(201.4)

Basic earnings (loss) per share:
As reported	$ 7.03	$ 3.77	$ (1.03)
Pro forma	6.87	3.61	(1.19)

Diluted earnings (loss) per share:
As reported	$ 6.95	$ 3.74	$ (1.02)
Pro forma	6.79	3.58	(1.19)

New Accounting Standards: In May 2004, the Financial Accounting Standards Board ("FASB") released FASB Staff Position No. 106-2, which supersedes FASB Staff Position 106-1, entitled "Accounting and Disclosure Requirements Regarding the Medicare Prescription Drug, Improvement and Modernization Act of 2003." The Act introduced a government provided subsidy based on a percentage of a beneficiary's annual prescription drug benefits, within defined limits, and the opportunity for a retiree to obtain prescription drug benefits under Medicare.  The current accounting rules require a company to consider current changes in applicable laws when measuring its postretirement benefit costs and accumulated postretirement benefit obligations.  The Company adopted FASB Staff Position 106-2 as of April 1, 2004.  The Company and its actuarial advisors determined that most benefits provided by the plan were at least actuarially equivalent to Medicare Part D.  The Company remeasured the accumulated benefit obligation effects of the Act as of April 1, 2004.  The effect of the federal subsidy to which the Company is entitled has been accounted for as an actuarial gain of $86.3 million, which is amortized and reduces current and future benefit costs.  The subsidy had the effect of reducing postretirement benefit expense for 2004 by approximately $9.2 million.

In November 2004, the FASB issued Statement of Financial Accounting Standard ("SFAS") No. 151, "Inventory Costs, an amendment of ARB No. 43, Chapter 4."  SFAS No. 151 clarifies that abnormal amounts of idle facility expense, freight, handling costs and spoilage should be recognized as current-period charges and requires the allocation of fixed production overheads to inventory based on the normal capacity of the production facilities.  SFAS No. 151 is effective for fiscal years beginning after June 15, 2005.  The Company is evaluating the impact that the adoption of SFAS No. 151 will have on its consolidated financial position, results of operations and  cash flows.

In December 2004, the FASB issued SFAS No. 123 (Revised 2004), "Share Based Payment."  SFAS No. 123(R) is a revision of SFAS No. 123, "Accounting for Stock-Based Compensation," which supersedes "Accounting for Stock Issued to Employees," and amends SFAS No. 95, "Statement of Cash Flows."  SFAS No. 123(R) requires companies to recognize compensation expense in the income statement for an amount equal to the fair value of the share-based payment issued.  This applies to all transactions involving the issuance of equity by a company in exchange for goods and services, including employees.  SFAS No. 123(R) is effective for the first interim or annual reporting period after June 15, 2005.  The Company is evaluating the transition applications and the impact the adoption of SFAS No. 123(R) will have on its consolidated financial position, results of operations and cash flows.

In December 2004, the FASB issued SFAS No. 153, "Exchanges of Nonmonetary Assets, an amendment of APB Opinion No. 29."  SFAS No. 153 replaces the exception from fair value measurement in APB Opinion No. 29, with a general exception from fair value measurement for exchanges of nonmonetary assets that do not have commercial substance.  The Statement is to be applied prospectively and is effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005.  The Company does not expect the adoption of SFAS No. 153 to have a material impact on its consolidated financial position, results of operations and cash flows.

In December 2004, the FASB released FASB Staff Position ("FSB") 109-1, "Application of FASB Statement No. 109, Accounting for Income Taxes, to the Tax Deduction on Qualified Production Activities Provided by the American Jobs Creation Act."  The American Jobs Creation Act includes a tax deduction of up to 9 percent (when fully phased-in) of the lesser of (a) "qualified production activities income," as defined in the Act, or (b) taxable income (after the deduction for the utilization of any net operation loss carryforwards).  The tax deduction is limited to 50 percent of W-2 wages paid by the taxpayer.  The staff position of the deduction is that it should be accounted for as a special deduction in accordance with Statement 109 and should be considered by the company in (a) measuring deferred taxes and (b) assessing whether a valuation is necessary.  The Company has not adjusted its deferred tax assets and liabilities as of December 31, 2004 to reflect the impact of this special deduction. Rather, the impact of this deduction will be reported in the period for which the deduction is claimed on the Company's U.S. federal income tax return.

In December 2004, the FASB released FSB 109-2, "Accounting and Disclosure Guidance for the Foreign Earnings Repatriation Provision within the American Jobs Creation Act of 2004."  The American Jobs Creation Act provides for a special one-time tax deduction of 85 percent of certain foreign earnings that are repatriated in either an enterprise's last tax year that began before the enactment date, or the first tax year that begins during the one-year period beginning on the date of enactment.  FSB 109-2 allows for time for enterprises beyond the financial reporting period of enactment to evaluate the effect of the Act on its plan for reinvestment or repatriation of foreign earnings for purposes of applying SFAS No. 109.  The evaluation of the effects of the repatriation provision will be completed within a reasonable period of time following the publication of the additional guidance. The Company is considering the impact of repatriation on a range of earnings of up to $525 million, and the corresponding income taxes may be as much as approximately $65 million.  The resulting income tax, if any, will be provided in the Company's financial statements in the quarter in which the evaluation and approvals have been completed.

NOTE 2 - DISCONTINUED OPERATIONS
During 2004, the Company continued its business portfolio realignment by selling two businesses.  On August 25, 2004, the Company agreed to sell Dresser-Rand to a fund managed by First Reserve Corporation, a private-equity firm, for cash of approximately $1.2 billion. The sale was completed on October 29, 2004.  Dresser-Rand is now included in discontinued operations, net of tax, for all periods.  The Company realized an after-tax gain of $282.5 million on the disposition, which is included in "discontinued operations, net of tax" for 2004.  The gain is subject to working capital and final purchase price adjustments.  Dresser-Rand is engaged in the design, manufacture, sale, and service of gas compressors, gas and steam turbines, and generators. Dresser-Rand had 2003 revenues of approximately $1.3 billion and employed approximately 4,500 people and has manufacturing and service facilities worldwide.

On February 19, 2004, the Company agreed to sell Drilling Solutions, to Atlas Copco AB, for approximately $225 million.  The sale of the U.S. and most international operations was completed on June 30, 2004.  The sale of Drilling Solutions assets held by Ingersoll-Rand (India) Limited, was subject to approval by the Indian company's shareholders, and was completed in the third quarter of 2004.  Drilling Solutions, which was previously included in the Company's Infrastructure Segment, is shown as discontinued operations, net of tax, for all periods.  The Company realized an after-tax gain of $38.6 million on the disposition, which is included in "discontinued operations, net of tax" for 2004.  The gain is subject to working capital and final purchase price adjustments.  Drilling Solutions manufactures drilling equipment and accessories for the worldwide construction, mining, quarrying, and water-well drilling industries.  Drilling Solutions had 2003 revenues of approximately $300 million and employed approximately 950 people.

During 2003, the Company sold three businesses.  Effective February 16, 2003, the Company sold its Engineered Solutions Business (Engineered Solutions) to The Timken Company (Timken).  For the year ended December 31, 2003, the Company recognized an after-tax gain of $58.2 million on the disposition, which was included in "discontinued operations, net of tax."  The gain was subject to working capital and final purchase price adjustments that were resolved during the third quarter of 2004, which resulted in recording an additional gain of $19.2 million, net of tax, in the third quarter of 2004.  During 2004, the Company recorded, net of tax, approximately $29.5 million for claims filed under the Continued Dumping and Subsidy Offset Act of 2000 on behalf of a subsidiary included in Engineered Solutions.  These amounts have been included in "discontinued operations, net of tax."  The antidumping duty is levied when the U.S. Department of Commerce determines that imported products are being sold in the United States at less than fair value causing material injury to a United States industry.

Also during 2003, the Company sold its Laidlaw business unit (Laidlaw), previously included as part of the Company's Security and Safety Segment.  The Company recorded an after-tax loss of $7.6 million on the disposition, which is included in "discontinued operations, net of tax."  Also in 2003, the Company sold its Waterjet business unit (Waterjet) for approximately $46.5 million.  The Company recognized an after-tax gain of $18.2 million (subject to a working capital adjustment) on the disposition, which was included in "discontinued operations, net of tax" for the year ended December 31, 2003.  During the first quarter of 2004, the working capital adjustment was finalized, which resulted in an additional $0.4 million of after-tax gain being recorded.

Discontinued operations also includes costs related to Ingersoll-Dresser Pump Company (IDP), which was sold in 2000.  These retained costs mainly include product liability costs primarily related to asbestos liability claims, and employee benefit costs.

Net revenues and pretax earnings for discontinued operations are as follows:

In millions	2004	2003	2002

Net revenues	$ 882.0	$ 1,822.2	$ 2,574.4
Pretax earnings	64.0	30.2	229.1

Discontinued operations (including gains and losses on sale) for 2004, 2003, and 2002, were $388.9 million (net of $343.5 million of tax expense), $111.7 million (net of $58.6 million of tax expense), and $138.6 million (net of $90.5 million of tax expense), respectively.

The assets and liabilities of discontinued operations included in "Assets held for sale" and "Liabilities held for sale" represent the assets and liabilities of Dresser-Rand and Drilling Solutions as of December 31, 2003, and are as follows:

In millions

Assets
Current assets	$ 573.5
Property, plant and equipment, net	147.1
Goodwill and other intangible assets, net	276.3
Other assets and deferred income taxes	54.7

Assets held for sale	$ 1,051.6

Liabilities
Current liabilities	$ 353.3
Other liabilities	85.6

Liabilities held for sale	$ 438.9

NOTE 3 - INVENTORIES
At December 31, inventories were as follows:

In millions	2004	2003

Raw materials and supplies	$ 359.4	$ 224.3
Work-in-process	190.1	148.2
Finished goods	612.3	554.9

	1,161.8	927.4
Less - LIFO reserve	103.0	69.4

Total	$ 1,058.8	$ 858.0

At December 31, 2004 and 2003, LIFO inventories were approximately 38% and 34%, respectively, of inventories.  There were no material liquidations of LIFO layers during 2004 or 2002.  During 2003, inventory quantities were reduced, which resulted in a liquidation of LIFO inventory layers carried at lower costs than in prior years.  The effect of the liquidation was to decrease cost of goods sold by $7.2 million and to increase net earnings by $4.4 million.

NOTE 4 - GOODWILL AND OTHER INTANGIBLE ASSETS
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

The changes in the carrying amount of goodwill for 2004 are as follows:

	Climate	Industrial		Security
In millions	Control	Solutions	Infrastructure	and Safety	Total

Balance at December 31, 2003	$ 2,577.6	$ 112.2	$ 901.6	$ 571.2	$ 4,162.6
Acquisitions	0.2	3.5	-	1.6	5.3
Dispositions	(0.6)		(3.3)	(1.4)	(5.3)
Translation and adjustments*	41.5	3.7	4.4	(1.2)	48.4

Balance at December 31, 2004	$ 2,618.7	$ 119.4	$ 902.7	$ 570.2	$ 4,211.0

*Includes current year adjustments related to income taxes and final purchase price allocations.

The following table sets forth the gross amount and accumulated amortization of the Company's intangible assets at December 31:

	2004		2003

	Gross	Accumulated	Gross	Accumulated
In millions	amount	amortization	amount	amortization

Customer relationships	$ 384.9	$ 44.5	$ 384.9	$ 34.4
Software	141.6	61.3	121.1	35.1
Trademarks	12.1	6.5	12.1	6.2
Other	71.6	35.1	66.7	32.5

Total amortizable intangible assets	610.2	147.4	584.8	108.2
Total indefinite-lived intangible assets - trademarks	155.4	-	155.4	-

Total	$ 765.6	$ 147.4	$ 740.2	$ 108.2

Software amortization expense was $25.0 million, $21.6 million and $12.9 million for 2004, 2003 and 2002, respectively.  Other intangible asset amortization expense for 2004, 2003, and 2002 was $14.4 million, $14.2 million, and $15.0 million, respectively.

Estimated intangible asset amortization expense for each of the next five fiscal years is expected to be $36.1 million in 2005, $36.1 million in 2006, $21.9 million in 2007, $16.5 million in 2008, and $13.0 million in 2009.

NOTE 5 - FINANCIAL INSTRUMENTS
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

The purpose of the Company's currency hedging activities is to mitigate the impact of changes in foreign currency exchange rates. The Company attempts to hedge transaction exposures through natural offsets. To the extent that this is not practicable, major exposure areas considered for hedging include foreign currency denominated receivables and payables, intercompany loans, firm committed transactions, and forecasted sales and purchases.  The estimated fair value of foreign currency forward contracts outstanding was a projected loss of $16.6 million and $19.6 million at December 31, 2004 and 2003, respectively.

The Company purchases, on a limited basis, commodity derivatives to hedge the variable portion in supplier contracts of the costs of metals used in its products.  Gains and losses on the derivatives are included in cost of sales in the same period as the hedged transaction.  During 2004, fixed-priced supplier agreements replaced maturing commodity forward contracts, which decreased the number of outstanding contracts at December 31, 2004.  The fair value of outstanding commodity contracts at December 31, 2004 was minimal.

Included in accumulated other comprehensive income at December 31, 2004, is $12.9 million related to the fair value of derivatives qualifying as cash flow hedges, which is expected to be reclassified to earnings over the twelve-month period ending December 31, 2005.  Additionally, $0.7 million, related to an interest rate swap used as a cash flow hedge of the forecasted issuance of debt, will be reclassified to earnings between January 1, 2005 and May 15, 2006.  The actual amounts that will be reclassified to earnings over the next twelve months may vary from this amount as a result of changes in market conditions.  No amounts were reclassified to earnings during 2004 in connection with forecasted transactions that were no longer considered probable of occurring.  Fair values of forward contracts are based on dealer quotes at the respective reporting dates. At December 31, 2004, the maximum term of derivative instruments that hedge forecasted transactions was 12 months.

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

NOTE 6 - DEBT AND CREDIT FACILITIES
At December 31, loans payable consisted of the following:

In millions	2004	2003

Current portion of long-term debt	$ 551.0	$ 722.7
Other short-term borrowings	61.8	74.3

Total	$ 612.8	$ 797.0

Excluding current maturities of long-term debt, the weighted-average interest rate for short-term debt at December 31, 2004 and 2003 was 11.2% and 14.3%, respectively.

At December 31, long-term debt consisted of:

In millions	2004	2003

6.25% Notes Due 2006	$ 529.8	$ 574.6
9% Debentures Due 2021	125.0	125.0
7.20% Debentures Due 2006-2025	150.0	150.0
6.48% Debentures Due 2025	-	150.0
6.443% Debentures Due 2027	200.0	200.0
6.57% Medium-term Note Due 2007	40.0	87.0
6.75% Senior Notes Due 2008	124.7	124.6
Medium-term Notes Due 2023, at an average rate of 8.22%	50.3	50.2
Other loans and notes, at end-of-year average interest rates of 2.70%
in 2004 and 2.41% in 2003, maturing in various amounts to 2015	47.8	57.0

Total	$ 1,267.6	$ 1,518.4

The fair value of long-term debt at December 31, 2004 and 2003 was $1,410.4 million and $1,700.9 million, respectively.  Fair value of long-term debt was determined by reference to the December 31, 2004 and 2003, market values of comparably rated debt instruments.

Long-term debt retirements for the next five years are as follows: $551.0 million in 2005, $541.5 million in 2006, $280.4 million in 2007, $134.6 million in 2008 and $9.4 million in 2009.  Long-term debt retirements for 2005 and 2007 include $499.1 million and $200.0 million, respectively, that may require repayment at the option of the holders.  If these options are not exercised, the final maturity dates of these instruments would be 2025 and 2028.

At December 31, 2004, the Company's committed revolving credit lines consisted of two five-year lines totaling $2.0 billion, of which $1.25 billion terminates in July 2006 and $750 million terminates in June 2009.  These lines were unused and provide support for commercial paper and indirectly provide support for other financing instruments, such as letters of credit.  The Company compensates banks for these lines with fees equal to 0.09% per annum.  Available foreign lines of credit were $784.5 million, of which $630.0 million were unused at December 31, 2004. During 2004 the Company repurchased approximately $45.0 million of long-term debt prior to its scheduled maturity.

Capitalized interest on construction and other capital projects amounted to $2.2 million, $3.1 million and $2.8 million in 2004, 2003 and 2002, respectively.  Interest income, included in other income (expense), net, was $12.3 million, $2.5 million and $4.6 million in 2004, 2003 and 2002, respectively.

NOTE 7‑ COMMITMENTS AND CONTINGENCIES
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

Environmental remediation costs are determined on a site-by-site basis and accruals are made when it is probable a liability exists and the cost can be estimated reasonably.  The Company estimates the amount of recurring and non-recurring costs at each site using internal and external experts.  In arriving at cost estimates the following factors are considered:  the type of contaminant, the stage of the clean-up, applicable law and existing technology.  These estimates, and the resultant accruals, are reviewed and updated quarterly to reflect changes in facts and law.  The Company does not discount its liability or assume any insurance recoveries when environmental liabilities are recorded.

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

In assessing its potential asbestos liability, the Company bases its estimates on current laws, an assessment of the nature of current claims, the jurisdictions in which claims are filed, its claims settlement experience and insurance coverage.  All claims resolved to date have been dismissed or settled, and IR-New Jersey's average settlement amount per claim has been nominal.  For the year ended December 31, 2004, total costs for settlement and defense of asbestos claims after insurance recoveries and net of tax were approximately $16.5 million as compared to $16.6 million for the year ended December 31, 2003.  With the assistance of independent advisors, the Company has performed a thorough analysis, updated periodically, of its actual and potential asbestos liabilities.  Based upon such analysis, the Company believes that its reserves and insurance are adequate to cover its asbestos liabilities, and that these asbestos liabilities are not likely to have a material adverse effect on its financial position, results of operations, liquidity or cash flows.

The Company sells products on a continuous basis under various arrangements through institutions that provide leasing and product financing alternatives to retail and wholesale customers. Under these arrangements, the Company is contingently liable for loan guarantees and residual values of equipment of approximately $6.2 million, including consideration of ultimate net loss provisions. The risk of loss to the Company is minimal, and historically, only immaterial losses have been incurred relating to these arrangements since the fair value of the underlying equipment that serves as collateral is generally in excess of the contingent liability. Management believes these guarantees will not adversely affect the consolidated financial statements.

The Company has remained contingently liable for approximately $27.6 million relating to performance bonds associated with prior sale of products of IDP, which the Company divested in 2000.  The acquirer of IDP is the primary obligor under these performance bonds, however, should the acquirer default under these arrangements the Company would be required to satisfy these financial obligations. The Company estimates that $13.8 million of the obligation will expire during 2005.  The remainder extends through 2008.

The Company is contingently liable for customs duties in certain non-U.S. countries which totaled $4.6 million at December 31, 2004.  These amounts are not accrued as the Company intends on exporting the product to another country for final sale.

In connection with the disposition of certain businesses and facilities, the Company has indemnified the purchasers for the expected cost of remediation of environmental contamination, if any, existing on the date of disposition.  Such expected costs are accrued when environmental assessments are made or remedial efforts are probable and the costs can be reasonably estimated.

The following table represents the changes in the product warranty liability for 2004:

In millions

Balance at December 31, 2003	$ 160.3
Reductions for payments	(74.2)
Changes for accruals issued during the current period	94.7
Changes for accruals related to preexisting warranties	1.5
Translation	8.2

Balance at December 31, 2004	$ 190.5

Certain office and warehouse facilities, transportation vehicles and data processing equipment are leased. Total rental expense was $62.7 million in 2004, $64.3 million in 2003 and $66.3 million in 2002. Minimum lease payments required under noncancellable operating leases with terms in excess of one year for the next five years and thereafter, are as follows: $64.9 million in 2005, $50.7 million in 2006, $41.1 million in 2007, $27.9 million in 2008, $20.3 million in 2009 and $24.1 million thereafter.

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

NOTE 8 ‑ COMMON SHARES
Effective December 31, 2001, IR-Limited became the successor to IR-New Jersey, following a corporate reorganization. The reorganization was accomplished through a merger of a newly formed merger subsidiary into IR-New Jersey. Upon consummation of the merger the shares of IR-New Jersey common stock automatically became IR-Limited Class A common shares.  As part of the reorganization, IR-New Jersey and certain of its subsidiaries, immediately prior to the merger transferred shares of certain IR-New Jersey subsidiaries and issued certain debt in exchange for which IR-Limited issued 135,250,003 Class B common shares.  The Class B common shares are non-voting and pay comparable dividends to the Class A common shares.  The authorized share capital of IR-Limited is $1,175,010,000, consisting of (1) 1,175,000,000 common shares, par value $1.00 per share, which common shares consist of (a) 600,000,000 Class A common shares and (b) 575,000,000 Class B common shares, and (2) 10,000,000 preference shares, par value $0.001 per share, which preference shares consist of 600,000 Series A preference shares and such other series of preference shares as may be designated from time to time with the respective rights and restrictions determined by the board of directors.  Class A common shares (and associated preference share purchase rights) were issued to holders of IR-New Jersey common stock in the merger.  No preference shares were outstanding at December 31, 2004 or 2003.

Shares owned by a subsidiary are treated as treasury shares and are recorded at cost.  During 2004, a subsidiary of the Company repurchased approximately 5.3 million Class A common shares at a cost of $355.9 million.  On August 4, 2004, the board of directors authorized the repurchase of up to 10 million shares of the company's Class A common shares.  Approximately 2 million of the above-mentioned 5.3 million shares were purchased under this program, while the remainder was repurchased under a plan approved in 1997.  The repurchased shares are available for general corporate purposes.

The Company has adopted a shareholder rights plan to protect shareholders from attempts to acquire control of the Company at an inadequate price.  The plan will expire on December 22, 2008, unless earlier redeemed or exchanged by the Company, as provided in the rights plan.

Annual dividends per common share were $0.88, $0.72, and $0.68, for 2004, 2003, and 2002, respectively.

NOTE 9 ‑ INCENTIVE STOCK PLANS
Under the Company's Incentive Stock Plans, key employees have been granted options to purchase Class A common shares at prices not less than the fair market value at the date of the grant.  Options issued before December 31, 1998, became exercisable one year after the date of the grant and expire at the end of 10 years.  Options issued after January 1, 1999, generally become exercisable ratably over a three-year period from their date of grant and expire at the end of 10 years.  The plans, approved by shareholders in 1990, 1995 and 1998, also authorize stock appreciation rights (SARs) and stock awards, which result in compensation expense. The total number of stock incentives authorized by the 1998 amended plan is 30,000,000.

The average fair values of the options granted during 2004, 2003 and 2002 were estimated at $22.77, $13.16, and $15.15, respectively, on the date of grant, using the Black-Scholes option-pricing model, which included the following assumptions:

	2004	2003	2002

Dividend yield	1.19%	1.75%	1.61%
Volatility	39.31%	39.83%	38.85%
Risk-free interest rate	3.29%	3.12%	4.69%
Expected life	5 years	5 years	5 years

Changes in options outstanding under the plans were as follows:

	Shares				Weighted-
	subject	Option price			average
	to option	range per share			exercise price

December 31, 2001	13,070,976	$ 20.67	-	$ 69.75	$ 42.77
Granted	2,045,685	36.84	-	50.35	42.28
Exercised	(1,111,264)	20.67	-	53.03	33.03
Cancelled	(582,346)	20.67	-	65.41	45.53

December 31, 2002	13,423,051	$ 21.63	-	$ 69.75	$ 43.39
Granted	3,103,321	39.05	-	63.12	39.21
Exercised	(5,165,839)	21.63	-	53.03	40.56
Cancelled	(712,036)	39.05	-	65.41	43.65

December 31, 2003	10,648,497	$ 24.08	-	$ 69.75	$ 43.54
Granted	3,277,840	64.36	-	75.92	64.48
Exercised	(3,923,828)	24.08	-	65.41	43.70
Cancelled	(575,772)	36.85	-	64.37	50.76

December 31, 2004	9,426,737	$ 26.21	-	$ 75.92	$ 50.38

At December 31, 2004, there were 804,899 SARs outstanding with no stock options attached.  The Company has reserved 13,154,152 shares for future incentive stock awards at December 31, 2004.

The following table summarizes information concerning currently outstanding and exercisable options:

			Options outstanding			Options exercisable

			Number	Weighted-	Weighted-	Number	Weighted-
Range of			outstanding	average	average	exercisable	average
exercise price			at 12/31/04	remaining life	exercise price	at 12/31/04	exercise price

$ 25.01	-	$ 35.00	31,000	2.2	$ 33.13	31,000	$ 33.13
35.01	-	45.00	4,469,505	6.3	40.35	2,470,432	40.86
45.01	-	55.00	1,800,417	4.4	51.06	1,763,665	51.09
55.01	-	65.00	2,932,715	8.5	64.34	136,905	63.90
65.01	-	75.00	188,100	6.9	66.86	82,100	66.36
75.01	-	85.00	5,000	9.9	75.92	-	-

			9,426,737	6.6	$ 50.38	4,484,102	$ 46.00

The number of shares exercisable and the weighted-average exercise prices were 5,484,440 shares at a price of $46.22 for December 31, 2003, and 8,307,597 shares at a price of $43.28 for December 31, 2002.

The Company also maintains a shareholder-approved Management Incentive Unit Award Plan. Under the plan, participating executives are awarded incentive units.  When dividends are paid on Class A common shares, dividends are awarded to unit holders, one-half of which is paid in cash, the remaining half of which is credited to the participant's account in the form of so-called Class A common share equivalents. The fair value of accumulated common share equivalents is paid in cash upon the participant's retirement. The number of common share equivalents credited to participants' accounts at December 31, 2004 and 2003, are 198,031 and 243,917, respectively.

NOTE 10 ‑ INCOME TAXES
Earnings before income taxes for the years ended December 31, were taxed within the following jurisdictions:

In millions	2004	2003	2002

United States	$ 199.9	$ (33.3)	$(185.4)
Non-U.S.	768.3	641.4	499.9

Total	$ 968.2	$ 608.1	$ 314.5

The provision for income taxes was as follows:

In millions	2004	2003	2002

Current tax expense (benefit):
United States	$132.6	$ 53.9	$(100.3)
Non-U.S.	65.0	48.3	27.0

Total current	197.6	102.2	(73.3)

Deferred tax (benefit) expense:
United States	(78.9)	(25.0)	62.0
Non-U.S.	19.7	(1.9)	3.4

Total deferred	(59.2)	(26.9)	65.4

Total provision (benefit) for income taxes	$138.4	$ 75.3	$ (7.9)

The provision for income taxes differs from the amount of income taxes determined by applying the applicable U.S. statutory income tax rate to pretax income, as a result of the following differences:

	Percent of pretax income

	2004	2003	2002

Statutory U.S. rate	35.0%	35.0%	35.0%
Increase (decrease) in rates resulting from:
Non-U.S. operations	(19.0)	(22.9)	(27.9)
Extraterritorial income / foreign sales corporation	(2.4)	(2.4)	(4.4)
State and local income taxes, net of U.S. tax	0.7	0.1	(0.2)
Puerto Rico - Sec 936 Credit	(1.2)	(1.9)	(4.0)
Other	1.2	4.5	(1.0)

Effective tax rate	14.3%	12.4%	(2.5)%

As of December 31, 2004, the Company performed a detailed review of all income tax accounts for prior years.  As a result of this review, the Company revised the balance sheet classification of deferred taxes in the current year by increasing noncurrent deferred tax assets by $84 million and adjusting current deferred tax assets, liabilities and current income taxes payable. The 2004 amounts in the table below include the effect of these revisions.  No change has been made to prior-year amounts.  At December 31, a summary of the deferred tax accounts follows:

In millions	2004	2003

Current deferred assets and (liabilities)
Difference between book and tax bases
of inventories and receivables	$ 12.8	$ 23.5
Difference between book and tax expense for
other employee related benefits and allowances	64.2	104.2
Other reserves and valuation allowances
in excess of tax deductions	199.4	123.2
Other differences between tax and
financial statement values	(70.5)	(45.9)

Gross current deferred net tax assets	205.9	205.0

Noncurrent deferred assets and (liabilities)
Postretirement and postemployment benefits
other than pensions in excess of tax deductions	300.8	276.2
Tax benefit of operating losses and credit
carryforwards	338.0	304.4
Other reserves in excess of tax expense	(9.5)	46.9
Tax depreciation / amortization in excess of
book depreciation / amortization	(327.6)	(332.0)
Pension contributions in excess of book expense	(23.4)	122.2
Taxes provided on undistributed accumulated
subsidiary earnings	(2.4)	(5.8)

Gross noncurrent deferred net tax
assets and (liabilities)	275.9	411.9

Less: deferred tax valuation allowances	(68.5)	(56.7)
Total net deferred tax assets	$ 413.3	$ 560.2

Included in "Accrued expenses and other current liabilities" on the Consolidated Balance Sheet are $352.9 million and $197.7 million of current income taxes payable at December 31, 2004 and 2003, respectively.  Included in "prepaid expenses and deferred income taxes" on the Consolidated Balance Sheet are $249.2 million and $205.0 million of current deferred tax assets at December 31, 2004 and 2003, respectively.

At December 31, 2004 net operating loss carryforwards of approximately $950.9 million are available to offset taxable income in future years. A portion of these carryforwards will begin to expire in 2022, while the remainder generally have unlimited carryforward periods. The net operating loss carryforwards were incurred in various jurisdictions, predominantly the United States, the United Kingdom, Germany and Switzerland.  A valuation allowance of $ 68.5 million has been recorded for certain non-U.S. carryforwards, which will likely not be realized.  The change in the valuation allowance is predominantly attributable to a new valuation allowance, strengthening of European currencies against the U.S. dollar, and an offset by the release of a valuation allowance.  Approximately $12.1 million of the valuation allowance was acquired in business combinations transactions and any tax benefit, when realized, will reduce goodwill rather than the income tax provision.

At December 31, 2004, a total of $2.4 million and $47.3 million of non-current deferred taxes and current income taxes payable, respectively has been provided for a portion of the undistributed earnings of the Company's subsidiaries, while at December 31, 2003 these amounts were $ 5.8 million of non-current deferred taxes and $7.5 million of current deferred taxes. Deferred taxes have not been provided on the remainder of the undistributed earnings of $4,082.7 million since these earnings have been, and under current plans, will continue to be, permanently reinvested in these subsidiaries and it is not practicable to estimate the amount of additional taxes which may be payable upon distribution.  On October 22, 2004, the American Jobs Creation Act (the AJCA) was signed into law.  The AJCA includes a deduction of 85% of certain foreign earnings that are repatriated, as defined in the AJCA.  An evaluation of the effects of the repatriation provision has begun; however, whether the provision will ultimately be utilized depends on a number of factors including reviewing future guidance from Congress or the Treasury Department on key elements of the provision.  The evaluation of the effects of the repatriation provision will be completed within a reasonable period of time following the publication of additional guidance.The Company is considering the impact of repatriation on a range of earnings of up to $525 million, and the corresponding income taxes may be as much as approximately $65 million.  The resulting income tax, if any, will be provided in the Company's financial statements in the quarter in which the evaluation and approvals have been completed.

As part of the audit of the tax years 2000-2002, the Company is actively engaged in discussion with the Internal Revenue Service regarding issues related to its reincorporation in Bermuda in 2001.  The Company has provided for reasonably foreseeable resolution of all tax disputes, but will adjust its estimate if significant events so dictate.  In the event that the ultimate resolution of an issue differs materially from the original or adjusted estimate of the Company, the effect will be recorded in the provision for income taxes in the period that the matter is finally resolved.

NOTE 11 - POSTRETIREMENT BENEFITS OTHER THAN PENSIONS
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

Summary information on the Company's plans at December 31, was as follows:

In millions	2004	2003

Change in benefit obligations:
Benefit obligation at beginning of year	$ 1,019.7	$ 977.8
Service cost	10.2	10.1
Interest cost	57.3	60.4
Plan participants' contributions	10.1	7.7
Amendments	-	(9.3)
Actuarial (gains) losses	(49.8)	123.1
Benefits paid	(84.4)	(78.0)
Curtailment and special termination benefits	-	(74.5)
Other	1.5	2.4

Benefit obligation at end of year	$ 964.6	$ 1,019.7

Funded status:
Plan assets less than benefit obligations	$ (964.6)	$(1,019.7)
Unrecognized:
Prior service gains	(51.4)	(58.6)
Plan net losses	277.6	344.1

Accrued costs in the balance sheet	$ (738.4)	$ (734.2)

Approximately $27 million of accrued costs in the balance sheet for 2003 are included in "Liabilities held for sale."

The components of net periodic postretirement benefits cost for the years ended December 31, were as follows:

In millions	2004	2003	2002

Service cost	$ 10.2	$ 10.1	$ 9.9
Interest cost	57.3	60.4	62.8
Net amortization and deferral losses (gains)	9.4	6.6	(0.3)

Net periodic postretirement benefit costs	76.9	77.1	72.4
Curtailment gains	-	(6.9)	(3.0)

Net postretirement benefit cost	$ 76.9	$ 70.2	$ 69.4

The Company uses an annual measurement date of November 30 for substantially all of its postretirement benefit plans for all years presented.  The sale of Engineered Solutions in February 2003 was deemed to be a significant event and required a remeasurement of the postretirement benefit plan.  The weighted-average assumptions used in the February 2003 remeasurement due to the sale were a discount rate of 6.50% and increases in per capita cost of covered health care benefits of 11.00%, gradually reducing to 5.25% by 2009.  In the fourth quarter of 2002, the Company amended its postretirement benefit plans for U.S. non-bargaining employees and retirees, effective January 1, 2003.  The amendments eliminated subsidized life insurance for all future retirees.  The amendments also eliminated subsidized postretirement health care benefits for all new hires, as well as all active employees who did not meet certain eligibility requirements as of January 1, 2003.  When eligible employees retire from the Company between ages 55 and 65, they receive, at a cost to the retiree, certain health care benefits similar to those available to active employees.  After attaining age 65, an eligible retiree's health care benefit coverage becomes coordinated with Medicare.  The Company also amended the amount it will subsidize for postretirement health care benefits to a flat dollar cap with cost escalation equally shared between the Company and the retiree.  When the cap is reached, the retiree becomes responsible for all additional cost escalation.  The weighted-average assumptions used in the fourth quarter of 2002 remeasurement due to plan amendments were a discount rate of 6.75% and increases in per capita cost of covered health care benefits of 11.00%, gradually reducing to 5.25% by 2009.

Assumptions:	2004	2003	2002

Weighted-average discount rate assumption used to determine:
Benefit obligations at December 31	5.75%	6.00%	6.75%
Net periodic benefit cost for the periods ended
February 15, 2003* and October 2002*		6.75%	7.25%
Net periodic benefit cost for the remaining
period ended December 31	6.00%	6.50%	6.75%
Assumed health care cost trend rates at December 31:
Current year medical inflation	11.00%	11.00%	11.00%
Ultimate inflation rate	5.25%	5.25%	5.25%
Year that the rate reaches the ultimate trend rate	2011	2010	2009

* Interim measurement dates

A 1% change in the medical trend rate assumed for postretirement benefits would have the following effects at December 31, 2004:

In millions	1% Increase	1% Decrease

Effect on total of service and interest cost components	$ 4.1	$ 3.1
Effect on postretirement benefit obligation	60.1	50.7

Benefit payments for postretirement benefits, which reflect future service and are net of expected Medicare Part D subsidy, as appropriate, are expected to be paid as follows: $76.1 million in 2005, $73.2 million in 2006, $75.2 million in 2007, $75.3 million in 2008, $76.3 million in 2009 and $379.4 million for the years 2010 to 2014.

In December 2003, the Medicare Prescription Drug, subsidy based on the percentage of a beneficiary's annual prescription drug benefits, within defined limits, and the opportunity for a retiree to obtain prescription drug benefits under Medicare.  The Company adopted FASB Staff Position 106-2 as of April 1, 2004.  The Company and its actuarial advisors determined that most benefits provided by the plan were at least actuarially equivalent to Medicare Part D.  The Company remeasured the accumulated postretirement benefit obligation effects of the Act as of April 1, 2004.  The effect of the federal subsidy to which the Company is entitled has been accounted for as an actuarial gain of $86.3 million, which is amortized and reduces current and future benefit costs.  The subsidy had the effect of reducing postretirement benefit expense for 2004 by $9.2 million.  The components of the reduction in expense were a decrease in the amortization of the actuarial loss of $5.0 million, a reduction in service cost of $0.3 million and a reduction in the interest cost on the benefit obligation of $3.9 million.

The assumptions used for 2004 expense are a discount rate of 6.00% and health care cost trend rate of 11.00%, gradually reducing to 5.25%.  The assumptions used for the first quarter of 2004 were determined to be appropriate as of April 1, 2004 when the postretirement plan was remeasured to reflect the federal subsidy.  In 2003, the postretirement plan was remeasured as of the date of sale of Engineered Solutions and the discount rate used was decreased from 6.75% to 6.50%, while the health care cost trend rate remained at 11.00%, gradually reducing to 5.25%.

NOTE 12 ‑ PENSION PLANS
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

Information regarding the Company's pension plans at December 31, was as follows:

In millions	2004	2003

Change in benefit obligations:
Benefit obligation at beginning of year	$ 3,080.1	$ 2,766.8
Service cost	46.7	45.4
Interest cost	173.0	174.8
Employee contributions	3.2	3.7
Amendments	7.6	19.1
Expenses paid	(4.9)	(1.6)
Actuarial losses	72.9	229.4
Benefits paid	(214.2)	(189.1)
Foreign exchange impact	57.7	78.0
Curtailments and other	(279.7)	(46.4)

Benefit obligation at end of year	$ 2,942.4	$ 3,080.1

Change in plan assets:
Fair value at beginning of year	$ 2,637.9	$ 2,229.7
Actual return on assets	277.3	309.3
Company contributions	170.1	232.8
Employee contributions	3.2	3.6
Expenses paid	(4.9)	(1.6)
Benefits paid	(209.7)	(186.0)
Foreign exchange impact	45.2	56.6
Curtailments / settlements and other	(271.6)	(6.5)

Fair value of assets end of year	$ 2,647.5	$ 2,637.9

In millions	2004	2003

Funded status:
Plan assets in excess of benefit obligations	$(294.9)	$(442.2)
Unrecognized:
Net transition asset	3.9	4.9
Prior service costs	64.7	71.1
Plan net losses	619.7	686.6

Net amount recognized	$ 393.4	$ 320.4

Costs included in the balance sheet:
Prepaid expenses	$ 305.4	$ 6.1
Accrued current and non-current liabilities	(222.0)	(234.8)
Pension intangible included in other assets	16.1	51.7
Accumulated other comprehensive income	293.9	559.1
Assets held for sale	-	0.4
Liabilities held for sale	-	(62.1)

Net amount recognized	$ 393.4	$ 320.4

Weighted-average assumptions used:

Benefit obligations at December 31	2004	2003

Discount rate:
U.S. plans	5.75%	6.00%
Non-U.S. plans	5.25%	5.75%
Rate of compensation increase:
U.S. plans	4.00%	4.00%
Non-U.S. plans	4.00%	3.75%

The accumulated benefit obligation for all defined benefit pension plans was $2,799.7 million and $2,936.8 million at December 31, 2004 and 2003, respectively.

The projected benefit obligation, accumulated benefit obligation, and fair value of plan assets for pension plans with accumulated benefit obligations more than plan assets were $1,316.7 million, $1,227.1 million and $1,008.4 million, respectively, as of December 31, 2004, and $2,995.6 million, $2,867.6 million and $2,562.9 million, respectively, as of December 31, 2003.

The components of the Company's pension related costs for the years ended December 31, include the following:

In millions	2004	2003	2002

Service cost	$ 46.7	$ 45.4	$ 49.1
Interest cost	173.0	174.8	172.8
Expected return on plan assets	(221.1)	(179.0)	(209.5)
Net amortization of unrecognized:
Prior service costs	8.8	8.9	6.8
Transition amount	0.9	0.9	0.4
Plan net losses	18.2	32.0	7.8

Net pension cost	26.5	83.0	27.4
Curtailment/settlement losses (gains)	41.1	(10.1)	9.3

Net pension cost after curtailments/settlements	$ 67.6	$ 72.9	$ 36.7

The curtailment and settlement losses in 2004 are associated primarily with the sale of Dresser-Rand and Drilling Solutions.  The curtailment and settlement gains in 2003 are associated primarily with the sale of Engineered Solutions.  The curtailment and settlement losses in 2002 related to plant closures or reductions in the workforce associated with the Company's restructuring program.

The Company uses an annual measurement date of November 30 for substantially all of its pension plans for the years presented.  The sale of Engineered Solutions in February 2003 was a significant event.  The Engineered Solutions employees participated in the largest U.S. pension plan and a remeasurement of that pension plan was required as of the date of sale. In the fourth quarter of 2002, the Company amended its U.S. pension plans for all non-collectively bargained employees, which also caused a remeasurement of certain significant pension plans.

Weighted-average assumption used:

Net periodic pension cost for the year ended December 31,	2004	2003	2002

Discount rate:
U.S. plans*	6.00%	6.50%	7.25%
Non-U.S. plans	5.75%	5.75%	6.00%
Rate of compensation increase:
U.S. plans	4.00%	4.00%	5.00%
Non-U.S. plans	3.75%	3.00%	3.50%
Expected return on plan assets:
U.S. plans	8.75%	8.75%	9.00%
Non-U.S. plans	7.50%	7.50%	7.75%

*Prior to the remeasurement date of February 15, 2003, the discount rate used for 2003 was 6.75%. The rate for the smaller U.S. plans not requiring remeasurement during the year was 6.75% for all of 2003. There was no change to the rate of compensation increase and the expected return on plan assets upon remeasurement.  In addition, a remeasurement due to U.S. pension plan amendments during the fourth quarter of 2002 used updated assumptions of a 6.75% discount rate, and a 4.00% rate of compensation increase.

The expected long-term rates of return on plan assets are determined as of the measurement date.  The expected long-term rates of return are projected to be the rates of return to be earned over the period until the benefits are paid.  Accordingly, the long-term rates of return should reflect the rates of return on present investments, expected contributions to be received during the current year and on reinvestments over the period.  The rates of return utilized reflect the expected rates of return during the periods for which the payment of benefits is deferred.  The expected long-term rate of return on plan assets is based on what is achievable given the plan's investment policy and the types of assets held.  Historical assets return trends for the larger plans are reviewed over fifteen, ten and five-year periods.  The actual rate of return for plan assets over the last ten-and fifteen-year periods have exceeded the expected rate of return used.  The Company reviews each plan and its historical returns and asset allocations to determine the appropriate expected long-term rate of return on plan assets to be used. At the end of 2002, the Company believed that it needed to revise its long-term expectations based upon the market performance experienced in 2001 and 2002.

The Company's pension plans weighted-average asset allocations at December 31, 2004 and 2003, by asset category are as follows:

Asset category	2004	2003

Equity securities	61.2%	61.6%
Debt securities	30.4%	27.3%
Real estate	0.4%	0.3%
Other (including cash)	8.0%	10.8%

Total	100.0%	100.0%

The Company's investment objectives in managing its defined benefit plan assets are to ensure that present and future benefit obligations to all participants and beneficiaries are met as they become due; to provide a total return that, over the long term, minimizes the present value of required company contributions, at the appropriate levels of risk; and meet any statutory requirements, laws and local regulatory agencies requirements.  Key investment decisions reviewed regularly are asset allocations, investment manager performance, investment advisors and trustees or custodians.  An asset/liability modeling (ALM) study is used as the basis for global asset allocation decisions and updated approximately every five years or as required.  The Company's current strategic global asset allocation for its pension plans is 60% in equity securities and 40% in debt securities and cash.  The Company sets upper limits and lower limits of plus or minus 5%.  The asset allocations are reviewed and any appropriate adjustments are reflected quarterly.

The Company made required and discretionary contributions of $30.1 million and $140.0 million, respectively, to its pension plans in 2004.  This includes $20.0 million of discretionary contributions to the Dresser-Rand pension plan. The Company currently projects that it will be required to contribute approximately $22 million to its plans worldwide in 2005.  The Company's policy allows it to fund an amount, which could be in excess of the pension cost expensed, subject to the limitations imposed by current tax regulations. While the Company anticipates funding the plans in 2005 in accordance with contributions required by funding regulations or the laws of each jurisdiction, most of the non-U.S. plans require employer contributions based on the employees' earnings.

Pension benefit payments, which reflect future service, as appropriate, are expected to be paid as follows: $181.3 million in 2005, $171.9 million in 2006, $175.4 million in 2007, $185.4 million in 2008, $189.8 million in 2009 and $1,026.1 million for the years 2010 to 2014.

Most of the Company's U.S. employees are covered by savings and other defined contribution plans.  Employer contributions are determined based on criteria specific to the individual plans and amounted to approximately $52.6 million, $51.8 million and $47.7 million in 2004, 2003 and 2002, respectively.  The Company's contributions relating to non-U.S. defined contribution plans, insured plans and other non-U.S. benefit plans were $11.1 million, $9.3 million and $5.3 million in 2004, 2003 and 2002, respectively.

NOTE 13 ‑ BUSINESS SEGMENT INFORMATION
The accounting policies of the operating segments are the same as those described in the summary of significant accounting policies except that the operating segments' results are prepared on a management basis that is consistent with the manner in which the Company disaggregates financial information for internal review and decision making.  The Company evaluates performance based on operating income and operating margins.  Intercompany sales between segments are considered immaterial.

The Company has divested various businesses over the past few years as it moves to being a leading global diversified industrial enterprise.  During fiscal year 2003, the Company sold its Engineered Solutions business and Waterjet business (both previously reported in the Industrial Solutions segment) and Laidlaw (previously reported in the Security and Safety segment).  During fiscal year 2004, the Company sold its Drilling Solutions business (previously reported in the Infrastructure segment) and Dresser-Rand business (previously its own reportable segment).  The results of these divested businesses have been excluded from their previous segments for segment reporting and have been shown separately in the Discontinued Operations section.

Each reportable segment is based primarily on the types of products it generates.  The operating segments have been aggregated based on the aggregation criteria and quantitative thresholds as required by SFAS No. 131, "Disclosures About Segments of an Enterprise and Related Information."  A description of the Company's reportable segments is as follows:

Climate Control is engaged in the design, manufacture, sale and service of transport temperature control units, HVAC systems, refrigerated display merchandisers, beverage coolers, and walk-in storage coolers and freezers.  The Segment includes the Thermo King and Hussmann brands.

Industrial Solutions is engaged in the design, manufacture, sale and service of air compressors, fluid products, microturbines, and industrial tools.  It is comprised of Air Solutions, Productivity Solutions and Energy Systems.

Infrastructure is engaged in the design, manufacture, sale and service of skid-steer loaders, mini-excavators, electric and gasoline powered golf and utility vehicles, portable compressors and light towers, road construction and repair equipment.  It is comprised of Bobcat, Club Car, Utility Equipment and Road Development.

Security and Safety is engaged in the design, manufacture, sale and service of locks, door closers, exit devices, door control hardware, doors and frames, decorative hardware, and electronic and biometric access control systems.

A summary of operations by reportable segments for the years ended December 31, were as follows:

Dollar amounts in millions	2004	2003	2002

Climate Control
Revenues	$ 2,793.7	$ 2,648.9	$ 2,466.4
Operating income	309.1	219.1	137.0
Operating income as a percentage of sales	11.1%	8.3%	5.6%
Depreciation and amortization	59.2	57.0	60.9
Capital expenditures	13.5	18.1	19.0

Industrial Solutions
Revenues	1,552.8	1,363.6	1,279.0
Operating income	180.5	104.1	67.9
Operating income as a percentage of sales	11.6%	7.6%	5.3%
Depreciation and amortization	23.2	23.4	22.3
Capital expenditures	12.2	19.0	23.1

Infrastructure
Revenues	3,268.8	2,631.8	2,367.5
Operating income	437.2	292.9	222.0
Operating income as a percentage of sales	13.4%	11.1%	9.4%
Depreciation and amortization	43.6	43.6	41.2
Capital expenditures	39.6	35.3	35.1

Security and Safety
Revenues	1,778.3	1,605.0	1,470.1
Operating income	304.8	316.6	275.8
Operating income as a percentage of sales	17.1%	19.7%	18.8%
Depreciation and amortization	21.9	22.9	22.4
Capital expenditures	12.2	14.0	15.8

Total revenues	$ 9,393.6	$ 8,249.3	$ 7,583.0

Operating income from reportable segments	1,231.6	932.7	702.7
Unallocated corporate expense	(111.3)	(145.1)	(124.7)

Total operating income	$ 1,120.3	$ 787.6	$ 578.0

Total operating income as a percentage of sales	11.9%	9.5%	7.6%

Depreciation and amortization from reportable segments	147.9	146.9	146.8
Unallocated depreciation and amortization	26.5	24.7	19.9

Total depreciation and amortization	$ 174.4	$ 171.6	$ 166.7

Capital expenditures from reportable segments	77.5	86.4	93.0
Corporate capital expenditures	31.1	12.9	13.6

Total capital expenditures	$ 108.6	$ 99.3	$ 106.6

Revenues by destination and long-lived assets by geographic area for the years ended December 31 were as follows:

In millions	2004	2003	2002

Revenues
United States	$ 5,775.1	$ 5,047.0	$ 4,814.9
Non-U.S.	3,618.5	3,202.3	2,768.1

Total	$ 9,393.6	$ 8,249.3	$ 7,583.0

In millions	2004	2003

Long-lived assets
United States	$ 1,239.6	$ 1,033.5
Non-U.S.	408.8	383.3

Total	$ 1,648.4	$ 1,416.8

NOTE 14 - IR-NEW JERSEY
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

As part of the reorganization of December 31, 2001, IR-Limited issued Class B common shares to IR-New Jersey in exchange for a $3.6 billion note and shares of certain IR-New Jersey subsidiaries.  The note, which is due in 2011, has a fixed rate of interest of 11% per annum payable semi-annually and imposes certain restrictive covenants upon IR-New Jersey.  The Class B common shares are non-voting and pay dividends comparable to the Class A common shares.  In 2002, IR-Limited contributed the note to a wholly owned subsidiary, which subsequently transferred portions of the note to several other subsidiaries all of which are included in the "Other Subsidiaries" below.  Accordingly, the subsidiaries of IR-Limited remain creditors of IR-New Jersey.

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

Condensed Consolidating Income Statement
For the year ended December 31, 2004
	IR-	IR-	Other	Consolidating	IR-Limited
In millions	Limited	New Jersey	Subsidiaries	Adjustments	Consolidated

Net revenues	$ -	$ 1,390.2	$ 8,003.4	$ -	$ 9,393.6
Cost of goods sold	-	1,071.5	5,782.5	-	6,854.0
Selling and administrative expenses	0.1	354.5	1,064.7	-	1,419.3

Operating (loss) income	(0.1)	(35.8)	1,156.2	-	1,120.3
Equity earnings in affiliates (net of tax)	1,231.6	956.3	576.2	(2,764.1)	-
Interest expense	(0.2)	(122.2)	(30.7)	-	(153.1)
Intercompany interest and fees	(7.5)	(538.4)	545.9	-	-
Other income (expense), net	(5.1)	87.3	(81.2)	-	1.0

Earnings (loss) before income taxes	1,218.7	347.2	2,166.4	(2,764.1)	968.2
(Benefit) provision for income taxes	-	(219.5)	357.9	-	138.4

Earnings (loss) from continuing operations	1,218.7	566.7	1,808.5	(2,764.1)	829.8
Discontinued operations, net of tax	-	9.5	379.4	-	388.9

Net earnings (loss)	$ 1,218.7	$ 576.2	$ 2,187.9	$ (2,764.1)	$ 1,218.7

Condensed Consolidating Income Statement
For the year ended December 31, 2003
	IR-	IR-	Other	Consolidating	IR-Limited
In millions	Limited	New Jersey	Subsidiaries	Adjustments	Consolidated

Net revenues	$ -	$ 1,137.4	$ 7,111.9	$ -	$ 8,249.3
Cost of goods sold	-	908.5	5,200.5	-	6,109.0
Selling and administrative expenses	-	282.9	1,073.0	-	1,355.9
Restructuring charges	-	-	(3.2)	-	(3.2)

Operating income	-	(54.0)	841.6	-	787.6
Equity earnings in affiliates (net of tax)	653.1	1,058.3	(122.3)	(1,589.1)	-
Interest expense	-	(141.6)	(33.9)	-	(175.5)
Intercompany interest and fees	(5.9)	(442.1)	448.0	-	-
Other income (expense), net	(2.7)	(759.8)	758.5	-	(4.0)

Earnings (loss) before income taxes	644.5	(339.2)	1,891.9	(1,589.1)	608.1
(Benefit) provision for income taxes	-	(224.5)	299.8	-	75.3

Earnings (loss) from continuing operations	644.5	(114.7)	1,592.1	(1,589.1)	532.8
Discontinued operations, net of tax	-	(7.5)	119.2	-	111.7

Net earnings (loss)	$ 644.5	$ (122.2)	$ 1,711.3	$ (1,589.1)	$ 644.5

Condensed Consolidating Income Statement
For the year ended December 31, 2002
	IR-	IR-	Other	Consolidating	IR-Limited
In millions	Limited	New Jersey	Subsidiaries	Adjustments	Consolidated

Net revenues	$ -	$ 1,109.1	$ 6,473.9	$ -	$ 7,583.0
Cost of goods sold	(0.3)	858.6	4,859.8	-	5,718.1
Selling and administrative expenses	-	254.4	990.6	-	1,245.0
Restructuring charges	-	16.9	25.0	-	41.9

Operating income (loss)	0.3	(20.8)	598.5	-	578.0
Equity earnings in affiliates (net of tax)
before the cumulative effect of change in
accounting principle	363.2	347.7	(39.2)	(671.7)	-
Interest expense	-	(186.6)	(41.3)	-	(227.9)
Intercompany interest and fees	97.3	(365.6)	268.3	-	-
Other income (expense), net	0.2	(38.2)	2.4	-	(35.6)

Earnings (loss) before income taxes	461.0	(263.5)	788.7	(671.7)	314.5
(Benefit) provision for income taxes	-	(229.2)	221.3	-	(7.9)

Earnings (loss) from continuing operations	461.0	(34.3)	567.4	(671.7)	322.4
Discontinued operations, net of tax	-	(4.9)	143.5	-	138.6

Earnings (loss) before cumulative effect
of change in accounting principle	461.0	(39.2)	710.9	(671.7)	461.0
Cumulative effect of change in accounting
principle, net of tax	(634.5)	(634.5)	(634.5)	1,269.0	(634.5)

Net (loss) earnings	$ (173.5)	$ (673.7)	$ 76.4	$ 597.3	$ (173.5)

Condensed Consolidating Balance Sheet
December 31, 2004

			Other	Consolidating	IR-Limited
In millions	IR-Limited	IR-New Jersey	Subsidiaries	Adjustments	Consolidated

Current assets:
Cash and cash equivalents	$ 236.8	$ 844.1	$ 622.8	$ -	$ 1,703.7
Accounts and notes receivable, net	1.1	265.3	1,232.0	-	1,498.4
Inventories, net	-	152.7	906.1	-	1,058.8
Prepaid expenses and deferred income taxes	0.2	88.9	259.7	-	348.8
Accounts and notes receivable affiliates	51.0	-	17,573.9	(17,624.9)	-

Total current assets	289.1	1,351.0	20,594.5	(17,624.9)	4,609.7

Investment in affiliates	6,760.3	12,553.6	13,744.6	(33,058.5)	-
Property, plant and equipment, net	-	239.4	773.8	-	1,013.2
Intangible assets, net	-	151.4	4,677.8	-	4,829.2
Other assets	-	649.5	313.0	-	962.5

Total assets	$ 7,049.4	$ 14,944.9	$ 40,103.7	$ (50,683.4)	$ 11,414.6

Current liabilities:
Accounts payable and accruals	$ 5.0	$ 481.1	$ 1,778.0	$ -	$ 2,264.1
Loans payable	-	546.3	66.5	-	612.8
Accounts and note payable affiliates	1,310.6	2,276.2	14,038.1	(17,624.9)	-

Total current liabilities	1,315.6	3,303.6	15,882.6	(17,624.9)	2,876.9

Long-term debt	-	1,048.3	219.3	-	1,267.6
Note payable affiliate	-	3,647.4	-	(3,647.4)	-
Other noncurrent liabilities	-	434.5	1,101.8	-	1,536.3

Total liabilities	1,315.6	8,433.8	17,203.7	(21,272.3)	5,680.8

Shareholders' equity:
Class A common shares	178.4	-	(5.3)	-	173.1
Class B common shares	135.3	-	-	(135.3)	-
Common shares	-	-	2,362.8	(2,362.8)	-
Other shareholders' equity	10,006.3	7,158.2	24,867.0	(36,533.6)	5,497.9
Accumulated other comprehensive income (loss)	384.2	(186.5)	185.5	(320.4)	62.8

	10,704.2	6,971.7	27,410.0	(39,352.1)	5,733.8
Less: Contra account	(4,970.4)	(460.6)	(4,510.0)	9,941.0	-

Total shareholders' equity	5,733.8	6,511.1	22,900.0	(29,411.1)	5,733.8

Total liabilities and equity	$ 7,049.4	$ 14,944.9	$ 40,103.7	$ (50,683.4)	$ 11,414.6

Condensed Consolidating Balance Sheet
December 31, 2003

			Other	Consolidating	IR-Limited
In millions	IR-Limited	IR-New Jersey	Subsidiaries	Adjustments	Consolidated

Current assets:
Cash and cash equivalents	$ 160.5	$ 104.1	$ 152.6	$ -	$ 417.2
Accounts and notes receivable, net	3.4	221.4	1,178.2	-	1,403.0
Inventories, net	-	106.6	751.4	-	858.0
Prepaid expenses and deferred income taxes	0.2	132.1	154.5	-	286.8
Assets held for sale	-	69.5	982.1	-	1,051.6
Accounts and notes receivable affiliates	(0.4)	-	9,062.5	(9,062.1)	-

Total current assets	163.7	633.7	12,281.3	(9,062.1)	4,016.6

Investment in affiliates	4,777.2	9,917.3	15,651.2	(30,345.7)	-
Property, plant and equipment, net	-	229.3	836.7	-	1,066.0
Intangible assets, net	-	160.6	4,634.0	-	4,794.6
Other assets	-	105.2	682.5	-	787.7

Total assets	$ 4,940.9	$ 11,046.1	$ 34,085.7	$ (39,407.8)	$ 10,664.9

Current liabilities:
Accounts payable and accruals	$ 4.3	$ (22.4)	$ 1,920.8	$ -	$ 1,902.7
Loans payable	-	713.2	83.8	-	797.0
Liabilities held for sale	-	11.3	427.6	-	438.9
Accounts and note payable affiliates	443.3	774.7	7,844.1	(9,062.1)	-

Total current liabilities	447.6	1,476.8	10,276.3	(9,062.1)	3,138.6

Long-term debt	-	1,290.3	228.1	-	1,518.4
Note payable affiliate	-	3,647.4	-	(3,647.4)	-
Other noncurrent liabilities	-	207.9	1,306.7	-	1,514.6

Total liabilities	447.6	6,622.4	11,811.1	(12,709.5)	6,171.6

Shareholders' equity:
Class A common shares	174.5	-	-	-	174.5
Class B common shares	135.3	-	-	(135.3)	-
Common shares	-	-	2,362.8	(2,362.8)	-
Other shareholders' equity	9,221.8	5,304.9	24,454.6	(34,392.0)	4,589.3
Accumulated other comprehensive income (loss)	50.9	(410.2)	75.4	13.4	(270.5)

	9,582.5	4,894.7	26,892.8	(36,876.7)	4,493.3
Less: Contra account	(5,089.2)	(471.0)	(4,618.2)	10,178.4	-

Total shareholders' equity	4,493.3	4,423.7	22,274.6	(26,698.3)	4,493.3

Total liabilities and equity	$ 4,940.9	$ 11,046.1	$ 34,085.7	$ (39,407.8)	$ 10,664.9

Condensed Consolidating Statement of Cash Flows
For the year ended December 31, 2004

	IR-	IR-	Other	IR-Limited
In millions	Limited	New Jersey	Subsidiaries	Consolidated

Net cash provided by (used in) operating activities	$ 176.9	$ 984.3	$ (408.0)	$ 753.2

Cash flows from investing activities:
Capital expenditures	-	(38.2)	(70.4)	(108.6)
Proceeds from sale of property, plant and equipment	-	17.7	32.7	50.4
Investments and acquisitions, net of cash	-	-	(33.7)	(33.7)
Proceeds from business dispositions	-	189.0	1,224.2	1,413.2
Cash provided by or advances from equity companies	-	-	7.6	7.6

Net cash provided by investing activities	-	168.5	1,160.4	1,328.9

Cash flows from financing activities:
Net change in debt	-	(409.5)	(59.9)	(469.4)
Proceeds from the exercise of stock options	170.7	-	-	170.7
Dividends (paid) received	(271.3)	10.2	108.5	(152.6)
Purchase of treasury shares	-	-	(355.9)	(355.9)

Net cash used in financing activities	(100.6)	(399.3)	(307.3)	(807.2)

Net cash (used in) provided by discontinued operations	-	(13.5)	32.4	18.9

Effect of change in fiscal year end of business	-	-	(23.8)	(23.8)
Effect of exchange rate changes on cash and
cash equivalents	-	-	16.5	16.5

Net increase in cash and cash equivalents	76.3	740.0	470.2	1,286.5
Cash and cash equivalents - beginning of period	160.5	104.1	152.6	417.2

Cash and cash equivalents - end of period	$ 236.8	$ 844.1	$ 622.8	$ 1,703.7

Condensed Consolidating Statement of Cash Flows
For the year ended December 31, 2003

	IR-	IR-	Other	IR-Limited
In millions	Limited	New Jersey	Subsidiaries	Consolidated

Net cash provided by (used in) operating activities	$ 146.4	$ 285.6	$ (293.6)	$ 138.4

Cash flows from investing activities:
Capital expenditures	-	(20.5)	(78.8)	(99.3)
Proceeds from sale of property, plant and equipment	-	11.6	31.5	43.1
Investments and acquisitions, net of cash	(19.6)	(1.5)	(0.2)	(21.3)
Proceeds from business disposition	43.0	395.5	312.9	751.4
Proceeds from sales and maturities of
marketable securities	-	147.6	-	147.6
Cash (invested in) provided by or advances (to)
from equity companies	-	-	(0.6)	(0.6)

Net cash used in investing activities	23.4	532.7	264.8	820.9

Cash flows from financing activities:
Net change in debt	-	(924.2)	(15.4)	(939.6)
Proceeds from the exercise of stock options	211.1	-	-	211.1
Dividends (paid) received	(220.4)	8.0	89.2	(123.2)

Net cash (used in) provided by financing activities	(9.3)	(916.2)	73.8	(851.7)

Net cash (used in) provided by discontinued operations	-	(7.0)	28.8	21.8

Effect of exchange rate changes on cash and
cash equivalents	-	-	2.6	2.6

Net increase in cash and cash equivalents	160.5	(104.9)	76.4	132.0
Cash and cash equivalents - beginning of period	-	209.0	76.2	285.2

Cash and cash equivalents - end of period	$ 160.5	$ 104.1	$ 152.6	$ 417.2

Condensed Consolidating Statement of Cash Flows
For the year ended December 31, 2002

	IR-	IR-	Other	IR-Limited
In millions	Limited	New Jersey	Subsidiaries	Consolidated

Net cash provided by operating activities	$ 170.1	$ 412.9	$ (96.6)	$ 486.4

Cash flows from investing activities:
Capital expenditures	-	(19.7)	(86.9)	(106.6)
Proceeds from sale of property, plant and equipment	-	6.8	34.0	40.8
Investments and acquisitions, net of cash	-	(2.8)	(109.9)	(112.7)
Cash invested in or advances to equity companies	-	-	(2.3)	(2.3)

Net cash provided by (used in) investing activities	-	(15.7)	(165.1)	(180.8)

Cash flows from financing activities:
Net change in debt	-	(172.5)	(48.7)	(221.2)
Proceeds from the exercise of stock options	36.7	-	-	36.7
Dividends paid	(206.8)	7.6	84.4	(114.8)

Net cash used in financing activities	(170.1)	(164.9)	35.7	(299.3)

Net cash (used in) provided by discontinued operations	-	(46.7)	236.9	190.2

Effect of exchange rate changes on cash and
cash equivalents	-	-	2.8	2.8

Net increase (decrease) in cash and cash equivalents	-	185.6	13.7	199.3
Cash and cash equivalents - beginning of period	-	23.4	62.5	85.9

Cash and cash equivalents - end of period	-	$ 209.0	$ 76.2	$ 285.2

 Note 15 - Subsequent Event
On January 21, 2005, the Company completed the acquisition of the remaining 70% interest in Italy-based CISA S.p.A. ("CISA") for approximately Euro 202 million in cash and the assumption of Euro 190 million of debt. The acquisition was not deemed a material business combination as defined under SFAS No. 141, "Business Combinations."  CISA manufactures an array of security and safety products, including electronic locking systems, cylinders, door closers, and panic hardware, and also markets safes and padlocks.

Management's Report on Internal Control Over Financial Reporting

The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Management has assessed the effectiveness of internal control over financial reporting as of December 31, 2004. In making its assessment, management has utilized the criteria set forth by the Committee of Sponsoring Organizations (COSO) of the Treadway Commission in Internal Control - Integrated Framework. Management concluded that based on its assessment, the Company's internal control over financial reporting was effective as of December 31, 2004. Management's assessment of the effectiveness of internal control over financial reporting as of December 31, 2004 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report.

/S/ Herbert L. Henkel                                                               /S/ Timothy R. McLevish
Herbert L. Henkel                                                                    Timothy R. McLevish
Chairman, President and                                                           Senior Vice President and
Chief Executive Officer                                                             Chief Financial Officer

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Ingersoll-Rand Company Limited:

We have completed an integrated audit of Ingersoll-Rand Company Limited's (successor company to Ingersoll-Rand Company) 2004 consolidated financial statements and of its internal control over financial reporting as of December 31, 2004 and audits of its 2003 and 2002 consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Our opinions, based on our audits, are presented below.

Consolidated financial statements

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, shareholders' equity and cash flows present fairly, in all material respects, the financial position of Ingersoll-Rand Company Limited and its subsidiariesat December 31, 2004 and 2003, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2004in conformity with accounting principles generally accepted in the United States of America.  These financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audits.  We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 4 to the consolidated financial statements, on January 1, 2002, the Company adopted SFAS No. 142, "Goodwill and Other Intangible Assets."

Internal control over financial reporting

Also, in our opinion, management's assessment, included in the accompanying Managements' Report on Internal Control Over Financial Reporting, that the Company maintained effective internal control over financial reporting as of December 31, 2004based on the criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), is fairly stated, in all material respects, based on those criteria.  Furthermore, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2004, based on the criteria established in Internal Control - Integrated Framework issued by the COSO.  The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting.  Our responsibility is to express opinions on management's assessment and on the effectiveness of the Company's internal control over financial reporting based on our audit.  We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.  An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we consider necessary in the circumstances.  We believe that our audit provides a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.  A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.  Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

PricewaterhouseCoopers LLP
Florham Park, New Jersey
March 14, 2005